                                              Filed pursuant to Rule 424 (b) (3)
                                              Registration No. 333-44963


[WILLIAMS LOGO]                                                     [MAPCO LOGO]

                                MERGER PROPOSED

The Board of Directors of MAPCO Inc. and the Board of Directors of The Williams Companies, Inc. have approved a merger in which MAPCO will become a wholly-owned subsidiary of Williams. The combined company will benefit from the complementary strengths of Williams and MAPCO, and will have the financial strength and scope to capitalize on the opportunities presented by a changing global economy.

In the merger, each share of MAPCO common stock and associated preferred stock purchase rights will be exchanged for 1.665 shares of Williams common stock and
 .555 associated preferred stock purchase rights.

It is estimated that former MAPCO stockholders will own approximately 23 percent of the Williams common stock after the merger and current Williams stockholders will own approximately 77 percent of the Williams common stock after the merger.

Stockholders of MAPCO are being asked, at MAPCO's special meeting of stockholders, to approve the merger. THE BOARD OF DIRECTORS OF MAPCO HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MAPCO STOCKHOLDERS AND RECOMMENDS THAT THEY VOTE IN FAVOR OF THE MERGER.

Stockholders of Williams are being asked, at Williams' special meeting of stockholders, to approve

- a proposal to amend Williams' Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Williams common stock, and

- a proposal to issue Williams common stock pursuant to the terms of the merger agreement.

THE BOARD OF DIRECTORS OF WILLIAMS HAS DETERMINED THAT THESE PROPOSALS ARE IN THE BEST INTERESTS OF WILLIAMS STOCKHOLDERS AND RECOMMENDS THAT THEY VOTE IN FAVOR OF BOTH PROPOSALS. The merger will not occur unless both proposals are approved.

YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend your meeting, please take the time to vote on the proposal(s) submitted to stockholders at your meeting by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the proposal(s) submitted at your meeting. If you fail to return your proxy card, the effect will be a vote against the merger for MAPCO stockholders, and against the amendment of Williams' Certificate of Incorporation for Williams stockholders.

The dates, times and places of the meetings are:

     For MAPCO stockholders:

          February 26, 1998 at 10 a.m.
          MAPCO Inc.
          1800 South Baltimore Ave.
          Tulsa, Oklahoma

     For Williams stockholders:

          February 26, 1998 at 10 a.m.
          The Adam's Mark Hotel
          100 East 2nd Street
          Tulsa, Oklahoma

This document provides you with detailed information about the proposed merger and the proposals. In addition, you may obtain information about both companies from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

Keith E. Bailey
Chairman, President and Chief Executive Officer
The Williams Companies, Inc.

James E. Barnes
Chairman, President and Chief Executive Officer
MAPCO Inc.

Neither the SEC nor any state securities regulators have approved the Williams common stock to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement is accurate or adequate. Any representation to the contrary is a criminal offense.

Joint Proxy Statement/Prospectus dated January 27, 1998, and first mailed to stockholders on January 28, 1998.

                         [THE WILLIAMS COMPANIES LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of The Williams Companies, Inc.:

     A special meeting of stockholders of The Williams Companies, Inc. will be held at the Adam's Mark Hotel, 100 East 2nd Street, Tulsa, Oklahoma, on Thursday, February 26, 1998 at 10:00 a.m., local time, for the following purposes:

          1. To consider and vote upon a proposal to amend Williams' Certificate of Incorporation, as amended, to increase the authorized number of shares of Williams common stock from 480,000,000 to 960,000,000 shares;

          2. To consider and vote upon a proposal to approve the issuance of Williams common stock in exchange for shares of common stock and options of MAPCO Inc. pursuant to the merger in which MAPCO will become a wholly-owned subsidiary of Williams and the other transactions contemplated by the merger agreement; and

          3. To transact such other business as may properly come before the meeting.

     After the merger, MAPCO will be a wholly-owned subsidiary of Williams and each outstanding share of MAPCO common stock will be converted into the right to receive 1.665 shares of Williams common stock. The accompanying document describes the merger and the proposals listed above in detail.

     To make sure that your vote will be counted, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted at the meeting by following the procedures described in the accompanying document.

     Only stockholders of record of Williams at the close of business on Monday, January 26, 1998, the record date for the meeting, are entitled to notice of, and to vote at, the meeting. The proposal to amend Williams' Certificate of Incorporation must be approved by the holders of a majority of the outstanding shares of Williams common stock. The proposal to issue shares of Williams common stock in the merger must be approved by a majority of the votes cast on the proposal. For this purpose, the holders of at least a majority of all outstanding shares of Williams common stock must vote on the proposal.

     STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. HOWEVER, WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE URGED TO READ THE ACCOMPANYING DOCUMENT AND THEN COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOU OWN SHARES REGISTERED IN DIFFERENT NAMES OR AT DIFFERENT ADDRESSES, EACH CARD SHOULD BE SIGNED AND RETURNED.

                                          By Order of the Board of Directors

                                          DAVID M. HIGBEE
                                          Secretary

January 27, 1998
Tulsa, Oklahoma

                                  [MAPCO LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Mapco Inc.:

     A special meeting of stockholders of MAPCO Inc. will be held at MAPCO's headquarters at 1800 South Baltimore Avenue, Tulsa, Oklahoma, on Thursday, February 26, 1998 at 10:00 a.m., local time, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt a merger agreement that provides for a merger in which MAPCO will become a wholly-owned subsidiary of The Williams Companies, Inc. and the transactions contemplated by that agreement; and

          2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     After the merger, MAPCO will be a subsidiary of Williams and each outstanding share of MAPCO common stock, other than shares held by MAPCO or its wholly-owned subsidiaries, will be converted into the right to receive 1.665 shares of Williams common stock. The accompanying document describes the merger in detail.

     To make sure that your vote will be counted, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted at the meeting by following the procedures described in the accompanying document.

     Only stockholders of record of MAPCO at the close of business on Monday, January 26, 1998, the record date for the meeting, are entitled to notice of, and to vote at, the meeting. Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of MAPCO common stock.

     STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. HOWEVER, WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE URGED TO READ THE ACCOMPANYING DOCUMENT AND THEN COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOU OWN SHARES REGISTERED IN DIFFERENT NAMES OR AT DIFFERENT ADDRESSES, EACH CARD SHOULD BE SIGNED AND RETURNED.

                                          By Order of the Board of Directors,

                                          DAVID W. BOWMAN
                                          Senior Vice President,
                                          General Counsel and
                                          Secretary

January 27, 1998
Tulsa, Oklahoma

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
QUESTIONS AND ANSWERS ABOUT THE MERGER................................................    1
SUMMARY...............................................................................    3
INTRODUCTION..........................................................................   15
THE PROPOSED MERGER...................................................................   15
  Background of the Merger............................................................   16
  MAPCO's Rationale for the Merger; Recommendation of the MAPCO Board.................   18
  Williams' Rationale for the Merger; Recommendation of the Williams Board............   19
  Opinion of Financial Advisor to MAPCO...............................................   19
  Opinion of Financial Advisor to Williams............................................   24
  Certain Federal Income Tax Consequences of the Merger on MAPCO Stockholders.........   29
  Accounting Treatment................................................................   30
  Regulatory and Third-Party Approvals................................................   31
  No Appraisal Rights.................................................................   32
  Interests of Certain Persons in the Merger..........................................   32
  Restrictions on Resales by Affiliates...............................................   33
  Litigation..........................................................................   34
  Cautionary Statement Concerning Forward-Looking Statements..........................   34
INFORMATION CONCERNING THE WILLIAMS SPECIAL MEETING...................................   35
  Purpose, Time and Place.............................................................   35
  Record Date; Quorum; Vote Required..................................................   35
  Proxies.............................................................................   36
INFORMATION CONCERNING THE MAPCO SPECIAL MEETING......................................   38
  Purpose, Time and Place.............................................................   38
  Record Date; Quorum; Vote Required..................................................   38
  Proxies.............................................................................   39
THE MERGER AGREEMENT..................................................................   40
  General.............................................................................   40
  Closing; Effective Time.............................................................   40
  Surviving Corporation Certificate of Incorporation..................................   40
  Surviving Corporation By-Laws.......................................................   40
  Directors and Officers..............................................................   40
  Consideration to be Received in the Merger..........................................   40
  Exchange of Certificates; Fractional Shares.........................................   41
  Representations and Warranties......................................................   41
  Conduct of Business.................................................................   42
  No Solicitation.....................................................................   45
  Directors of Williams...............................................................   45
  MAPCO Stock-Based Awards............................................................   46
  MAPCO Employee Benefit Plans........................................................   46
  Conditions to the Consummation of the Merger........................................   47
  Termination.........................................................................   48
  Termination Fees....................................................................   49
  Expenses............................................................................   50
  Amendment and Waiver................................................................   50
  Governing Law.......................................................................   50

                                                                                        PAGE
                                                                                        ----
COMPARISON OF RIGHTS OF STOCKHOLDERS OF WILLIAMS AND MAPCO............................   50
  Authorized Capital..................................................................   51
  Board of Directors..................................................................   51
  Committees of the Board of Directors................................................   51
  Newly Created Directorships and Vacancies...........................................   51
  Removal of Directors................................................................   52
  Officers............................................................................   52
  Special Meetings of Stockholders....................................................   52
  Quorum at Stockholder Meetings......................................................   52
  Stockholder Action by Written Consent...............................................   52
  Advance Notice of Stockholder-Proposed Business or Director Nominations at Annual
     Meetings.........................................................................   53
  Amendment of Governing Documents....................................................   53
  Rights Agreements...................................................................   54
DESCRIPTION OF CAPITAL STOCK OF WILLIAMS FOLLOWING THE MERGER.........................   55
  Williams Common Stock...............................................................   55
  Williams $3.50 Preferred Stock......................................................   56
  Williams Rights.....................................................................   57
  Stock Exchange Matters..............................................................   57
WILLIAMS PROPOSAL TO INCREASE AUTHORIZED NUMBER OF SHARES OF WILLIAMS COMMON STOCK....   57
EXPERTS...............................................................................   59
LEGAL MATTERS.........................................................................   59
SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS............................................   59
WHERE YOU CAN FIND MORE INFORMATION...................................................   59
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...........................   62
Appendix A:  Agreement and Plan of Merger among The Williams Companies, Inc., TML
             Acquisition Corp. and MAPCO Inc. dated as of November 23, 1997, as amended..................................................................  A-1
Appendix B:  Opinion of Morgan Stanley & Co. Incorporated.............................  B-1
Appendix C:  Opinion of Smith Barney Inc. ............................................  C-1

                             QUESTIONS AND ANSWERS
                                ABOUT THE MERGER

WHY SHOULD MAPCO MERGE WITH WILLIAMS?

For MAPCO, the merger presents an opportunity for its stockholders to participate in a combined company with greater financial resources, diversification and ability to compete in the energy industry, and also an opportunity to realize a premium over historic market prices for their shares.

For Williams, the merger is consistent with its strategy of seeking growth through strategic acquisitions and alliances. In particular, Williams believes that MAPCO's businesses complement those of Williams and the merger will increase Williams' earnings while strengthening its balance sheet and increasing its capacity to generate capital for future growth.

WHAT WILL BE RECEIVED IN EXCHANGE FOR MAPCO COMMON STOCK?

Each share of MAPCO common stock and associated preferred stock purchase rights will be exchanged for 1.665 shares of Williams common stock and .555 associated preferred stock purchase rights. No fractional shares will be issued and cash will be paid to MAPCO stockholders for the value of any fraction of a share of Williams common stock otherwise issuable in the merger.

HOW WILL I BE TAXED ON THE MERGER?

We expect that for U.S. Federal income tax purposes:

- MAPCO stockholders will not realize taxable gain or loss by the exchange of MAPCO common stock for Williams common stock, except with respect to any cash received instead of a fractional share of Williams common stock, and

- the holding period for the Williams common stock received by MAPCO stockholders in the merger, which determines how any gain or loss will be treated for tax purposes upon future sales of Williams common stock, generally will include the holding period for the MAPCO common stock given up in the merger.

WILL I CONTINUE TO RECEIVE DIVIDENDS?

Williams currently intends to pay a quarterly dividend of $.15 per share of Williams common stock. Because each share of MAPCO common stock will be exchanged for 1.665 shares of Williams common stock in the merger, this $.15 quarterly dividend will equate to approximately $.25 per share for each share of MAPCO common stock held immediately prior to the merger.

ARE THERE RISKS TO BE CONSIDERED?

The 1.665 exchange ratio for MAPCO common stock will not change even if the market price of Williams common stock changes before the merger is completed. Accordingly, the market value of Williams common stock to be received in the merger may be lower or higher than its current market value. For other risks, see page 34.

DO ANY MAPCO OR WILLIAMS STOCKHOLDERS HAVE APPRAISAL RIGHTS?

Under applicable state law, neither Williams stockholders nor MAPCO stockholders are entitled to dissenters' appraisal rights.

WHEN WILL THE MERGER BE COMPLETED?

Work is under way to complete the merger by the end of February, 1998; however, the failure to satisfy closing conditions, including the receipt of third-party and governmental approvals, could postpone the merger.

WHEN AND WHERE ARE THE MAPCO AND WILLIAMS SPECIAL STOCKHOLDER MEETINGS?

The special meeting of MAPCO stockholders will be held at 10:00 a.m. on Thursday, February 26, 1998, at MAPCO Inc., 1800 South Baltimore Ave., Tulsa, Oklahoma.

The special meeting of Williams stockholders will be held at 10:00 a.m. on Thursday, February 26, 1998 at the Adam's Mark Hotel, 100 East 2nd Street, Tulsa, Oklahoma.

WHO CAN VOTE AT THE SPECIAL STOCKHOLDER MEETINGS?

Holders of MAPCO common stock at the close of business on January 26, 1998 may vote at the MAPCO special meeting.

Holders of Williams common stock at the close of business on January 26, 1998 may vote at the Williams special meeting.

WHAT VOTE IS REQUIRED?

The merger must be approved by holders of a majority of the shares of MAPCO common stock outstanding on the record date.

The charter amendment proposal must be approved by the holders of a majority of the outstanding shares of Williams common stock. The share issuance proposal must be approved by a majority of the votes cast on the proposal. For this purpose, the holders of at least a majority of all outstanding shares of Williams common stock must vote on the proposal.

IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

Your broker may not vote your shares without your instructions. You should instruct your broker to vote your shares, following the directions your broker provides. For MAPCO stockholders, shares that are not voted because you do not instruct your broker, so called "broker non-votes," will have the effect of a vote against the merger. For Williams stockholders, broker non-votes will have the effect of a vote against the proposal to amend Williams' Certificate of Incorporation, but will not be counted for determining whether the share issuance proposal has been approved. Broker non-votes, however, can negatively affect the vote on the share issuance proposal if their failure to be counted results in less than a majority in interest of all outstanding shares of Williams common stock being voted.

WHAT SHOULD I DO NOW TO VOTE AT THE SPECIAL STOCKHOLDER MEETINGS?

Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be voted at your stockholder meeting. It is important that Williams stockholders who favor the merger vote for both the charter amendment proposal and the share issuance proposal.

MAY I CHANGE MY VOTE AFTER I MAIL MY PROXY CARD?

Yes, you may change your vote at any time before your proxy is voted at your company's stockholder meeting. You can do this in three ways: First, you can send your company a written statement that you would like to revoke your proxy. Second, you can send your company a new proxy card. You should send your revocation or new proxy card to your company's Secretary at the address stated in the section of this document entitled "The Companies" on page 3. Third, you can attend your company's stockholder meeting and vote in person. However, your attendance alone will not revoke your proxy. If you instructed a broker to vote your shares, you must follow your broker's directions for changing those instructions.

IF I AM A MAPCO STOCKHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

No. After the merger is completed you will receive written instructions for exchanging your MAPCO common stock certificates for Williams common stock certificates.

                                    SUMMARY

This summary may not contain all the information that is important to you. For a more complete understanding of the merger and the other information contained in this document, you should read this entire document carefully, as well as the additional documents to which it refers. For instructions on obtaining more information, see page 60.

In November 1997, the Board of Directors of Williams declared a two-for-one stock split, distributed on December 29, 1997, in the form of a stock dividend. This split resulted in the exchange ratio being increased from 0.8325 to the current 1.665. All figures with respect to shares of Williams common stock contained in this document have been adjusted to give effect to such stock dividend, unless otherwise stated.

                                 THE COMPANIES

WILLIAMS

Williams, through subsidiaries, engages in the energy and communications businesses. Its energy operations include the transportation and sale of natural gas and related activities; natural gas gathering, processing, and treating activities; the transportation and terminaling of petroleum products; hydrocarbon exploration and production activities; the production and marketing of ethanol; and energy commodity trading and marketing; and provides a variety of other products and services, including price risk management services, to the energy industry. Williams' communications subsidiaries offer data-, voice- and video-related products and services; advertising distribution services; video services and other multimedia services for the broadcast industry; broadcast facsimile and audio-and video conferencing services for businesses; customer-premise voice and data equipment, including installation and maintenance; and network integration and management services nationwide. Williams also has investments in the equity of certain other companies. As of September 30, 1997, Williams had total assets of $13.3 billion and total stockholders' equity of $3.6 billion. For additional information regarding Williams, see pages 8 and 60.

Williams' headquarters are at One Williams Center, Tulsa, Oklahoma 74172, telephone (918) 588-2000.

MAPCO

MAPCO is a diversified energy company which, through separate business units, is engaged in the transportation by pipeline of natural gas liquids, or NGLs, anhydrous ammonia, crude oil and refined petroleum products; the transportation by truck and rail of NGLs and refined petroleum products; the refining of crude oil; the marketing of NGLs, refined petroleum products and crude oil; the trading of crude oil, refined petroleum products and NGLs; NGL processing; NGL storage; and the marketing of motor fuel and merchandise through convenience store operations. As of September 30, 1997, MAPCO had total assets of $2.3 billion and total stockholders' equity of $657 million. For additional information regarding MAPCO, see pages 10 and 60.

MAPCO's headquarters are at 1800 South Baltimore Avenue, Tulsa, Oklahoma 74119, telephone (918) 581-1800.

RECOMMENDATIONS TO STOCKHOLDERS

MAPCO's Board has unanimously approved (with one director absent) the merger and recommends that MAPCO stockholders vote FOR the proposal to approve the merger.

Williams' Board has unanimously approved the merger and recommends that Williams stockholders vote FOR both proposals on the Williams proxy.

WHY APPROVAL OF THE WILLIAMS STOCKHOLDERS IS NECESSARY

Approval of the charter amendment proposal is necessary to provide sufficient shares of Williams common stock to complete the merger. Approval of the share issuance proposal is necessary to meet a listing requirement of the New York Stock Exchange applicable to issuances of common stock in excess of 20 percent of a listed company's outstanding common stock. Unless these proposals are approved, the merger cannot be completed.

TOTAL VALUE OF WILLIAMS COMMON STOCK TO BE EXCHANGED FOR MAPCO COMMON STOCK

Based on the number of shares of MAPCO common stock outstanding on December 31, 1997 and the closing price of Williams common stock on January 26, 1998, the aggregate dollar value of Williams common stock to be exchanged for MAPCO common stock in the merger will be approximately $2.6 billion. Also, based upon the number of options to purchase MAPCO common stock outstanding on December 31, 1997 and the same closing price, an additional $133.7 million of Williams common stock will be issued to holders of MAPCO options when the merger is completed. See page 47. These values do not reflect changes in the market price of Williams common stock since such date. After the merger, we estimate that former MAPCO stockholders will own approximately 23 percent of the Williams common stock and current Williams stockholders will own approximately 77 percent of the Williams common stock.

INTERESTS OF MAPCO OFFICERS AND DIRECTORS IN THE MERGER

Certain of MAPCO's directors and officers have interests in the merger in addition to their interests as MAPCO stockholders. For example, if the merger is completed, all options to purchase MAPCO common stock held by MAPCO officers and employees will be automatically converted into Williams common stock in an amount reflecting the approximate fair value of such options immediately prior to the MAPCO stockholders meeting plus a 2 percent premium, regardless of whether such options will otherwise have vested prior to the merger. Also, certain payments have been and will be made to MAPCO officers pursuant to employment continuation and non-competition agreements and existing indemnification arrangements for MAPCO directors and officers will be continued after the merger. See page 32.

NO APPRAISAL RIGHTS

Under applicable state law, neither Williams' stockholders nor MAPCO's stockholders are entitled to dissenters' appraisal rights.

CONDITIONS TO THE MERGER

The merger will be completed only if a number of conditions are met or waived, including the following:

- the approval of the stockholders of Williams and MAPCO is obtained,

- all necessary governmental approvals are obtained,

- the relevant waiting period imposed by the Federal Trade Commission and the Department of Justice expires,

- no law, injunction or order prohibiting the transaction exists,

- the shares of Williams common stock to be issued in the merger are approved for listing on the New York Stock Exchange,

- opinions from legal advisors to Williams and MAPCO confirming that the merger will be treated as a tax-free reorganization are obtained, and

- letters from independent accountants to Williams and MAPCO stating their opinions that there are no conditions which would preclude the merger from being accounted for as a pooling of interests transaction are obtained.

The legal opinions will not bind the Internal Revenue Service, and the accountants' letters will not bind the Securities and Exchange Commission, each of which could take a contrary position.

TERMINATION OF THE MERGER AGREEMENT

MAPCO and Williams may agree to terminate the merger agreement at any time. In addition, either party may terminate the merger agreement if:

- the other party suffers a material adverse change in its business, financial position or results of operations,

- the other party materially breaches the merger agreement, or

- the merger is not completed by June 30, 1998 (other than because the terminating party breached the merger agreement), but either party may extend this date to as late as August 29, 1998, if the merger has not been completed because a regulatory approval has not been obtained but such party expects the approval will be obtained within the extended period.

MAPCO may terminate the merger agreement under the circumstances described under "What happens if MAPCO receives a better offer" below.

Termination of the merger agreement by either party may be before or after stockholder approval, except as described below. Upon withdrawal under certain circumstances, either MAPCO or Williams will be required to pay fees and expenses to the other, as described below.

WHAT HAPPENS IF MAPCO RECEIVES A BETTER OFFER

MAPCO must pay Williams $25 million if:

- someone other than Williams proposes to acquire MAPCO; and

- the merger agreement is terminated because:

     - MAPCO's stockholders do not approve the merger,

     - the merger is not completed by June 30, 1998,

     - MAPCO's directors withdraw or modify their approval of the merger,

     - MAPCO's directors approve another proposal to acquire MAPCO, or

     - MAPCO breaches the merger agreement by soliciting or negotiating another acquisition proposal and the breach has a material effect on Williams; and

     - MAPCO agrees to be or is acquired within 12 months after such termination.

If MAPCO has to pay the $25 million termination fee, MAPCO must also pay Williams an additional $50 million upon completion of such acquisition of MAPCO (or any other acquisition agreed to prior to November 24, 1998).

Alternatively, MAPCO may terminate the merger agreement, prior to MAPCO stockholder approval, if MAPCO wishes to enter into an agreement for another transaction which is better than the transaction with Williams, so long as MAPCO pays Williams $75 million.

PAYMENT OF FEES UPON TERMINATION

In addition to the fees described above, if the merger agreement is terminated because MAPCO stockholders do not approve the merger following public announcement of an acquisition proposal by someone other than Williams, MAPCO must reimburse Williams for up to $7.5 million of expenses, which will be credited against any termination fee payable by MAPCO.

If the share issuance proposal is not approved by Williams stockholders, Williams must reimburse MAPCO for up to $7.5 million of expenses. If the share issuance proposal is approved by Williams stockholders but the charter amendment proposal is not approved by Williams stockholders, Williams must pay MAPCO a termination fee of $75 million. The different treatment accorded the proposals is intended to put Williams rather than MAPCO at risk if the charter amendment proposal fails and such failure prevents completion of the merger. The rationale is that it was Williams' use of its authorized but unissued shares in its two-for-one stock split that resulted in approval of the charter amendment proposal being necessary for the merger to occur.

AMENDING OR WAIVING TERMS OF THE MERGER AGREEMENT

MAPCO and Williams may amend the merger agreement by mutual consent before or after stockholder approval. Once MAPCO's or Williams' stockholders approve the merger, however, applicable law may require that subsequent amendments or waivers be approved by such stockholders. Also, either Williams or MAPCO may waive (i.e., ignore) circumstances that, under the merger agreement, would allow it to withdraw from the merger.

ACCOUNTING TREATMENT

It is expected that the merger will qualify as a pooling of interests, which means that, for accounting and financial reporting purposes, Williams and MAPCO will be treated as if they had always been combined. This means, among other things, that Williams will record MAPCO's assets and liabilities as having the same cost basis as currently reported by MAPCO. The receipt of letters from each of MAPCO's and Williams' accountants stating that there are no conditions which would preclude the merger from being accounted for as a pooling of interests transaction is a condition to the closing of the merger.

REGULATORY AND THIRD-PARTY APPROVALS

The Hart-Scott-Rodino Antitrust Improvements Act of 1976 does not allow Williams and MAPCO to complete the merger until certain information has been given to the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission, and a required waiting period has expired or been terminated. On December 5, 1997, Williams and MAPCO made the required filings with the Department of Justice and the Federal Trade Commission. On January 2, 1998, the FTC requested additional information. Williams and MAPCO are in the process of preparing a response to this second request. The waiting period will expire 20 days after Williams and MAPCO have substantially complied with this second request, unless early termination is granted by the FTC.

Failure to obtain a non-material governmental consent or any non-governmental consent will not prevent completion of the merger.

COMPARATIVE PER SHARE INFORMATION

MAPCO common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange.

Williams common stock is, and the Williams common stock issued in the merger will be, listed on the New York Stock Exchange and the Pacific Stock Exchange.

The table below shows the closing prices for MAPCO and Williams common stock on November 21, 1997, the last trading day before the public announcement of the merger, and January 23, 1998, the latest trading day for which closing prices were available when this document was mailed. The value of the Williams common stock to be received by MAPCO stockholders was $46.15 per MAPCO share as of November 21, 1997, representing a premium of approximately 21 percent over the value of the MAPCO common stock on such date.

                                 PER SHARE
                    -----------------------------------
                                         VALUE OF 1.665
                    WILLIAMS    MAPCO       WILLIAMS
                     PRICE      PRICE        SHARES
                    --------   -------   --------------
November 21,
  1997............. $ 27.72 *  $38.12        $46.15*

January 26, 1998... $ 28.56    $46.50        $47.56

---------------
* Adjusted to reflect the two-for-one stock split effective December 29, 1997.

RECENT EARNINGS-WILLIAMS

On January 22, 1998, Williams reported 1997 unaudited net income of $271.4 million, or 80 cents per share, as compared to $362.3 million, or $1.07 per share, in 1996. For the fourth quarter of 1997, Williams reported unaudited net income of $66.1 million, or 19 cents per share, compared with net income of $106 million, or 31 cents per share, during the same period of 1996. Williams' 1997 results were reduced primarily due to the $79.1 million after-tax cost of a debt restructuring program and fourth quarter charges totaling $49.8 million related to the previously announced decision to sell the computer-based training business, and the write-down of assets and the development expense associated with certain advanced applications. Partially offsetting was a $44.5 million gain recognized from a second-quarter transaction involving the combination of Williams' and Nortel's communications solutions businesses.

RECENT EARNINGS-MAPCO

On January 27, 1998, MAPCO reported 1997 unaudited income from continuing operations of $109.4 million, or $1.97 per share on a diluted basis, as compared to $130.2 million, or $2.26 per share in 1996. For the fourth quarter of 1997, MAPCO reported that income from continuing operations was $3.9 million, or $.07 per share, as compared to $42.3 million, or $.75 per share for the same period of 1996. Income from continuing operations for the fourth quarter of 1997 was adversely affected by merger related expenses and other abnormal items totaling $9.0 million, or $.16 per share. Income from continuing operations for the same period in 1996 included $6.9 million, or $.12 per share, for the gain on sale of propane inventories and earnings from assets now sold.

MAPCO reported that unaudited net income for 1997 was $101.8 million, or $1.83 per share on a diluted basis, as compared to $97.5 million, or $1.69 per share for 1996. Net income for 1997 included an after-tax gain on the sale of assets of $39.5 million, or $.71 per share; an additional net loss from discontinued operations of $6.3 million, or $.11 per share; and a charge of $1.3 million, or $.03 per share, relating to the cumulative effect of a change in accounting principle. Net income for 1996 included an after-tax gain on sale of assets of $12.8 million, or $.22 per share. Net income for 1996 also included $16.1 million, or $.28 per share for a gain on the sale of propane inventories and earnings from assets now sold.

OPINIONS OF FINANCIAL ADVISORS

Morgan Stanley & Co. Incorporated, financial advisor to MAPCO, has provided an opinion to the effect that, as of November 23, 1997 and subject to certain factors stated in the opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to holders of MAPCO common stock. The full text of Morgan Stanley's written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley, is included at the back of this document as Appendix B. Morgan Stanley's opinion was provided for the information and assistance of the MAPCO Board and is not a recommendation as to how MAPCO stockholders should vote at the MAPCO special meeting of stockholders. STOCKHOLDERS OF MAPCO ARE URGED TO, AND SHOULD, READ MORGAN STANLEY'S OPINION CAREFULLY IN ITS ENTIRETY. See page 19.

Similarly, in deciding to approve the merger agreement, one of the factors that the Williams Board considered was the opinion of Williams' financial advisor, Smith Barney Inc., to the effect that, as of November 23, 1997 and subject to certain factors stated in the opinion, the exchange ratio provided for in the merger agreement was fair from a financial point of view to Williams. The full text of Smith Barney's written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is included at the back of this document as Appendix C. Smith Barney's opinion was provided for the information and assistance of the Williams Board and is not a recommendation as to how Williams stockholders should vote at the Williams special meeting of stockholders. STOCKHOLDERS OF WILLIAMS ARE URGED TO, AND SHOULD, READ SMITH BARNEY'S OPINION CAREFULLY IN ITS ENTIRETY. See page 24.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                    WILLIAMS AND SUBSIDIARIES -- HISTORICAL

     The following selected income statement data for the nine months ended September 30, 1997 and 1996, and balance sheet data for September 30, 1997, have been derived from Williams' unaudited consolidated financial statements included in Williams' quarterly report on Form 10-Q for the quarter ended September 30, 1997, incorporated herein by reference. The following selected income statement data for the years ended December 31, 1996, 1995 and 1994 and balance sheet for December 31, 1996 and 1995 have been derived from Williams' audited consolidated financial statements appearing in the Form 10-K for the year ended December 31, 1996 and incorporated herein by reference. The income statement data for the years 1993 and 1992 and balance sheet data for 1994, 1993 and 1992 have been derived from Williams' audited consolidated financial statements previously filed with the Securities and Exchange Commission (the "SEC"), but are not incorporated herein by reference. The balance sheet data for September 30, 1996 have been derived from Williams' unaudited consolidated financial statements previously filed with the SEC, but are not incorporated herein by reference. All share and per share data have been restated to reflect the two-for-one stock split effective December 29, 1997. The selected historical consolidated financial data shown below is not necessarily indicative of results to be expected after the Merger is consummated and should be read in conjunction with such financial statements of Williams and related notes.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                 -----------------------   ------------------------------------------------------
                                  1997(1)        1996        1996       1995(2)      1994       1993       1992
                                 ---------     ---------   ---------   ---------   --------   --------   --------
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues.................. $ 3,143.0     $ 2,573.4   $ 3,531.2   $ 2,855.7   $1,751.1   $1,793.4   $1,983.5
Income from continuing
  operations....................     279.0(4)      256.3       362.3(5)     99.4(6)   164.9(7)   185.4(8)   103.1(9)
Income from discontinued
  operations(3).................        --            --          --     1,018.8       94.0       46.4       25.2
Net income......................     205.3(10)     256.3       362.3     1,318.2      246.7      231.8      138.2
PER SHARE DATA:
Income from continuing
  operations:
  Primary....................... $     .83     $     .77   $    1.09   $     .93   $    .51   $    .58   $    .33
  Fully diluted.................       .82           .76        1.07         .92        .51        .57        .33
Net income:
  Primary.......................       .61           .77        1.09        4.26        .77        .73        .45
  Fully diluted.................       .61           .76        1.07        4.16        .77        .72        .45
Cash dividends..................       .39           .34         .47         .36        .28        .26       .255
BALANCE SHEET DATA:
Property, plant and
  equipment -- net.............. $ 9,860.6     $ 9,210.8   $ 9,386.3   $ 8,014.7   $3,124.0   $3,678.6   $3,527.1
Total assets....................  13,253.7      11,793.9    12,418.8    10,561.2    5,226.1    5,020.4    4,982.3
Long-term debt..................   4,043.6       4,173.3     4,376.9     2,874.0    1,307.8    1,604.8    1,683.2
Stockholders' equity............   3,528.5       3,344.1     3,421.0     3,187.1    1,505.5    1,724.0    1,518.3
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividend
  Requirements(11)..............      2.20          2.22        2.30        2.06       2.15       2.30       1.59

---------------
 (1) On April 30, 1997, Williams and Northern Telecom combined their customer premise operations into a limited liability company, WilTel Communications, LLC (the "LLC"). Williams owns a 70 percent interest in the LLC. Operating results of the LLC are included in Williams' operating results beginning May 1, 1997.

 (2) On January 18, 1995, Williams acquired 60 percent of the outstanding common stock of Transco Energy Company ("Transco") in a cash tender offer. On May 1, 1995, the remaining 40 percent of Transco's outstanding common stock was acquired through a merger, which involved the exchange of the remaining Transco common stock for approximately 31.2 million shares of Williams common stock. For additional information, see Note 2 of the Notes to Consolidated Financial Statements of Williams appearing in the Form 10-K and incorporated herein by reference.

 (3) In the third quarter of 1994, Williams signed a definitive agreement to enter into the sale of its network services operations (the "WNS Sale"). On January 5, 1995, Williams consummated the WNS Sale, and the gain from the sale was reported as discontinued operations in the 1995 first quarter consolidated financial statements. The selected historical consolidated financial data have been prepared to present operating results of the operations sold in the WNS Sale as discontinued operations. Prior period balance sheets have not been restated. For additional information see Note 3 of the Notes to Consolidated Financial Statements of Williams appearing in the Form 10-K and incorporated herein by reference.

 (4) Includes a gain on the sale of Williams' interest in a subsidiary of $44.5 million. See Note 4 of the Notes to Unaudited Consolidated Financial Statements appearing in the Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference.

 (5) Includes a pretax gain on sales of assets of $15.7 million. See Note 6 of the Notes to Consolidated Financial Statements of Williams appearing in the Form 10-K and incorporated herein by reference. Also includes a pretax gain of $20 million from the property insurance coverage associated with construction of replacement gathering facilities.

 (6) Includes a pretax loss on the sale of an investment of $12.6 million and a pretax write-off of $41.4 million in project costs. See Note 6 of the Notes to Consolidated Financial Statements of Williams in the Form 10-K and incorporated herein by reference.

 (7) Includes a pretax gain on sales of assets of $22.7 million. See Note 6 of the Notes to Consolidated Financial Statements of Williams appearing in the Form 10-K and incorporated herein by reference.

 (8) Includes a pretax gain of $51.6 million from the sale of 6.1 million units in the William Coal Seam Gas Royalty Trust and a pretax gain of $45.9 million from the sale of the intrastate natural gas pipeline system and other related assets in Louisiana.

 (9) Includes a pretax gain of $14.6 million from the sale of a tract of land in Florida that had been retained from the previous sale of Agrico Chemical Company.

(10) Includes an extraordinary loss of $73.7 million relating to the early extinguishment of debt. See Note 6 of the Notes to Unaudited Consolidated Financial Statements appearing in the Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.

(11) For the purpose of this ratio (i) earnings consist of income from continuing operations before fixed charges, minority interest expense and income taxes for Williams, its majority-owned subsidiaries and its proportionate share of 50 percent-owned companies, less undistributed earnings of less than 50 percent-owned companies; and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction of interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor, plus the pretax effect of preferred dividends of Williams and its subsidiaries.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                      MAPCO AND SUBSIDIARIES -- HISTORICAL

     The following selected income statement data for the nine months ended September 30, 1997 and 1996, and balance sheet data for September 30, 1997, have been derived from MAPCO's unaudited condensed consolidated financial statements included in MAPCO's quarterly report on Form 10-Q for the quarter ended September 30, 1997, incorporated herein by reference. The following selected income statement data for the years ended December 31, 1996, 1995 and 1994 and balance sheet data for December 31, 1996 and 1995 have been derived from MAPCO's audited consolidated financial statements appearing in the Form 10-K for the year ended December 31, 1996 and incorporated herein by reference. The income statement data for the years 1993 and 1992 and balance sheet data for 1994, 1993 and 1992 have been derived from MAPCO's audited consolidated financial statements previously filed with the SEC, but are not incorporated herein by reference. The balance sheet data for September 30, 1996 have been derived from MAPCO's unaudited condensed consolidated financial statements previously filed with the SEC, but are not incorporated herein by reference. Where necessary, the data have been restated to reflect discontinued operations and a two-for-one stock split effected in the form of a stock dividend from shares held as treasury stock, both occurring in 1996. The nine months' figures for 1997 and 1996 are unaudited, but MAPCO believes that the nine months' figures reflect all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods. The selected historical consolidated financial data shown below is not necessarily indicative of results to be expected after the Merger is consummated and should be read in conjunction with such financial statements of MAPCO and related notes.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                   --------------------    --------------------------------------------------------
                                     1997        1996        1996        1995      1994(5)       1993        1992
                                   --------    --------    --------    --------    --------    --------    --------
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues...................  $2,767.6    $2,321.7    $3,353.1    $2,856.6    $2,663.8    $2,300.9    $2,357.3
Income from continuing
  operations.....................     105.5(2)     87.9(3)    130.2(3)     64.2(4)     50.2(6)     91.8        73.2
Income (loss) from discontinued
  operations(1)..................        --       (32.7)      (32.7)       10.5        28.9        35.2        27.5
Net income.......................     105.5        55.2        97.5        74.7        79.1       127.0       100.7
PER SHARE DATA:
Income from continuing
  operations:(7)
  Primary........................  $   1.91    $   1.52    $   2.26    $   1.08    $    .83    $   1.52    $   1.21
  Fully-diluted..................      1.91        1.52        2.26        1.08         .83        1.52        1.21
Net income:(7)
  Primary........................      1.91         .95        1.69        1.25        1.31        2.10        1.66
  Fully-diluted..................      1.91         .95        1.69        1.25        1.31        2.10        1.66
Cash dividends...................       .45         .38        .525         .50         .50         .50         .50
BALANCE SHEET DATA:
Property, plant and
  equipment -- net...............  $1,446.9    $1,341.1    $1,356.9    $1,312.0    $1,200.6    $1,092.6    $1,044.3
Total assets.....................   2,348.6     2,114.4     2,170.7     2,282.7     2,115.6     1,912.8     1,856.2
Long-term debt...................     763.0       618.1       608.4       801.0       720.9       585.5       662.9
Stockholders' equity.............     657.4       615.5       603.6       642.3       622.6       574.3       477.5
RATIO OF EARNINGS TO FIXED
  CHARGES(8).....................       4.7         4.0         4.4         2.6         2.4         3.8         2.9

---------------
(1) In June 1996, MAPCO concluded that it would sell substantially all of its coal business to Alliance Coal Corporation ("Alliance"), a corporation formed by Beacon Group Energy Investment Fund L.P. and related entities. The transaction was completed on September 10, 1996, with an effective date of July 31, 1996. The selected historical consolidated financial data have been prepared to present operating results of the operations sold to Alliance as discontinued operations. For additional information, see Note 2 of the Notes to Consolidated Financial Statements of MAPCO appearing in the Form 10-K and incorporated herein by reference.

(2) Includes a pretax gain on sale of assets of $66 million. See Note 3 of Notes to Condensed Consolidated Financial Statements appearing in the Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.

(3) Includes a pretax gain of $20.8 million on a sale of assets. See Note 3 of the Notes to Consolidated Financial Statements of MAPCO appearing in the Form 10-K and incorporated herein by reference.

(4) Includes a pretax charge of $10.3 million for severance and early retirements associated with reorganizations. See Note 11 of the Notes to Consolidated Financial Statements of MAPCO appearing in the Form 10-K and incorporated herein by reference.

(5) On September 1, 1994, MAPCO completed the acquisition of certain assets of Emro Propane Company. The purchase price included a $186 million cash payment and the transfer to Emro Marketing Company of the retail convenience store assets of MAPCO Florida Inc.

(6) Includes a pretax charge of $68.7 million related to the settlement of a long-standing dispute with the State of Alaska relative to its royalty oil purchase agreements. See Note 14 of the Notes to Consolidated Financial Statements of MAPCO appearing in the Form 10-K and incorporated herein by reference.

(7) Calculated by using common and common-equivalent shares.

(8) For the purpose of this ratio (i) earnings consist of income from continuing operations before fixed charges, minority interest expense and income taxes for MAPCO and its majority-owned subsidiaries; and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction of interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor.

                   SELECTED PRO FORMA COMBINED FINANCIAL DATA
                             OF WILLIAMS AND MAPCO
                                  (UNAUDITED)

     The following table sets forth certain unaudited pro forma combined financial information for Williams and MAPCO on a pooling of interests basis. The pooling of interests method of accounting assumes that the combining companies were merged from inception and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. This pro forma information is derived from the unaudited pro forma condensed combined financial statements appearing elsewhere herein and should be read in conjunction with those statements and the notes thereto. All per share data reflect the Williams two-for-one common stock split effected December 29, 1997. The unaudited pro forma financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been effective at the date or during the periods presented or the operating results that may be obtained in the future. See "Unaudited Pro Forma Condensed Combined Financial Statements" on page 62.

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                            ---------------------    --------------------------------
                                              1997         1996        1996        1995        1994
                                            ---------    --------    --------    --------    --------
                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues...........................   $ 5,898.5    $4,860.9    $6,842.9    $5,655.0    $4,357.9
Income from continuing operations........   $   384.5    $  344.2    $  492.5    $  363.6    $  215.1
Average shares outstanding:
  Primary................................       417.2       420.7       420.1       405.4       407.6
  Fully-diluted..........................       429.6       432.9       432.5       413.8       407.7

PER SHARE DATA:
Income from continuing operations:
  Primary................................   $     .90    $    .80    $   1.15    $    .86    $    .51
  Fully diluted..........................         .89         .79        1.14         .86         .51
Cash dividends...........................         .36         .32         .43         .35         .29
Book value...............................        9.74                    9.35

BALANCE SHEET DATA:
Property, plant and equipment -- net.....   $11,307.5
Total assets.............................    15,632.8
Long-term debt...........................     4,806.6
Stockholders' equity.....................     4,178.4

                      COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth certain historical per share data of Williams and MAPCO and combined per share data on an unaudited pro forma basis assuming that the combining companies were merged at inception and assuming that
1.665 shares of Williams common stock were issued in exchange for each share of MAPCO common stock outstanding. This data should be read in conjunction with the selected historical audited and unaudited financial data and the historical audited and unaudited financial statements of Williams and MAPCO and the notes thereto, which are incorporated herein by reference. The selected pro forma combined financial information of Williams and MAPCO is derived from the unaudited pro forma condensed combined financial statements and should be read in conjunction with such unaudited pro forma statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. All per share data reflect the two-for-one Williams common stock split effected December 29, 1997. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the operating results that actually would have been realized had Williams and MAPCO been a single entity during the periods presented.

                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                                       ----------------    -----------------------
                                                        1997      1996      1996     1995     1994
                                                       ------     -----    ------    -----    ----
WILLIAMS COMMON STOCK:
Historical Per Common and Common-Equivalent Share:
  Income from continuing operations:
     Primary.........................................  $  .83     $ .77    $ 1.09    $ .93    $.51
     Fully-diluted...................................     .82       .76      1.07      .92     .51
  Cash dividends.....................................     .39       .34       .47      .36     .28
  Book Value at period end...........................   10.63               10.35
Pro Forma Combined Per Williams Common and Common-
  Equivalent Share:
  Income from continuing operations:
     Primary.........................................  $  .90     $ .80    $ 1.15    $ .86    $.51
     Fully-diluted...................................     .89       .79      1.14      .86     .51
  Cash dividends.....................................     .36       .32       .43      .35     .29
  Book value at period end...........................    9.74                9.35
MAPCO COMMON STOCK:
Historical Per Common and Common-Equivalent Share:
  Income from continuing operations:
     Primary.........................................  $ 1.91     $1.52    $ 2.26    $1.08    $.83
     Fully-diluted...................................    1.91      1.52      2.26     1.08     .83
  Cash dividends.....................................     .45       .38      .525      .50     .50
  Book value at period end...........................   12.00               10.86
Pro Forma Combined Per Equivalent MAPCO Common and
  Common-Equivalent Share(1):
  Income from continuing operations:
     Primary.........................................  $ 1.50     $1.33    $ 1.91    $1.43    $.85
     Fully-diluted...................................    1.48      1.32      1.90     1.43     .85
  Cash dividends.....................................     .60       .53       .72      .58     .48
  Book value at period end...........................   16.22               15.57

---------------
(1) Equivalent pro forma per share amounts were calculated by multiplying the corresponding pro forma combined per share amount for Williams by the 1.665 exchange-ratio.

                      COMPARATIVE MARKET PRICE INFORMATION

     Williams. Williams common stock is listed on the NYSE and the Pacific Exchange under the symbol "WMB." The following table shows the high and low share prices of Williams common stock on the NYSE and the cash dividends paid or declared per share for the periods presented, based on published financial sources. All amounts have been adjusted to reflect the two-for-one common stock split effected December 29, 1997 and the three-for-two common stock split effected December 30, 1996.

                                                                    PRICE PER SHARE
                                                                      OF WILLIAMS
                                                                     COMMON STOCK
                                                                   -----------------
                                                                   HIGH         LOW              DIVIDEND
                                                                   ----         ----             --------
Year ended December 31:
1998
  First Quarter (through January 26).............................  $29 11/16    $ 26 1/4          $   --
1997
  First Quarter..................................................  $23 11/16    $ 18 1/16         $  .13
  Second Quarter.................................................   23 11/16      19 3/8             .13
  Third Quarter..................................................   25 1/4        21 3/16            .13
  Fourth Quarter.................................................   28 11/16      22 7/8             .15
1996
  First Quarter..................................................  $17          $ 14 1/4          $.1135
  Second Quarter.................................................   17 17/24      15 7/12          .1135
  Third Quarter..................................................   17 17/24      15 1/4           .1135
  Fourth Quarter.................................................   19 1/6        16 1/4             .13

     MAPCO. MAPCO common stock is listed on the NYSE, the Chicago Stock Exchange and the Pacific Exchange under the symbol "MDA." The following table shows the high and low share prices of MAPCO common stock on the NYSE and the cash dividends paid or declared per share for the periods presented, based on published financial sources. Where necessary, the share prices have been restated to reflect a two-for-one stock split effected in the form of a stock dividend from shares held as treasury stock which occurred in 1996.

                                                                   PRICE PER SHARE
                                                                       OF MAPCO
                                                                     COMMON STOCK
                                                                   ----------------
                                                                   HIGH         LOW         DIVIDEND
                                                                   ----         ---         -------
Year ended December 31:
1998
  First Quarter (through January 26).............................  $48 1/8      $431/4      $   --
1997
  First Quarter..................................................  $34 1/4      $31         $  .15
  Second Quarter.................................................   32 1/8       287/8         .15
  Third Quarter..................................................   32 15/16     291/3         .15
  Fourth Quarter.................................................   46 13/16     315/8         .15
1996
  First Quarter..................................................  $28 11/16    $2611/16    $ .125
  Second Quarter.................................................   29 5/8       277/8        .125
  Third Quarter..................................................   29 13/16     2615/16      .125
  Fourth Quarter.................................................   34 3/4       293/4         .15

                                  INTRODUCTION

     Throughout this document the term "Merger" refers to the merger of TML Acquisition Corp. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc. ("Williams") with and into MAPCO Inc. ("MAPCO"), with MAPCO being the surviving corporation and becoming a wholly-owned subsidiary of Williams. The term "Merger Agreement" refers to the Agreement and Plan of Merger, dated as of November 23, 1997, and amended as of January 25, 1998, among Williams, Sub and MAPCO, a copy of which is included at the back of this Joint Proxy Statement/Prospectus as Appendix A.

     MAPCO is furnishing this Joint Proxy Statement/Prospectus to holders of shares of the common stock, par value $1.00 per share, of MAPCO ("MAPCO Common Stock") in connection with the solicitation of proxies by the Board of Directors of MAPCO (the "MAPCO Board") for use at MAPCO's special meeting of stockholders to be held on February 25, 1998 (the "MAPCO Special Meeting"), and at any postponements or adjournments thereof. At the MAPCO Special Meeting, the stockholders of MAPCO will be asked to vote upon a proposal to approve and adopt the Merger Agreement, and the transactions contemplated thereby. The Merger Agreement provides for the merger of Sub with and into MAPCO (the "Merger"), with MAPCO continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Williams.

     Williams is furnishing this Joint Proxy Statement/Prospectus to holders of shares of the common stock, par value $1.00 per share, of Williams ("Williams Common Stock") in connection with the solicitation of proxies by the Board of Directors of Williams (the "Williams Board") for use at Williams' special meeting of stockholders (the "Williams Special Meeting") to be held on February 25, 1998, and at postponements or any adjournment thereof. At the Williams Special Meeting, the stockholders of Williams will be asked to vote upon proposals to (i) amend its Restated Certificate of Incorporation, as amended (the "Williams Certificate"), to increase the authorized number of shares of Williams Common Stock from 480,000,000 to 960,000,000 shares (the "Charter Amendment Proposal") in order to provide sufficient shares of Williams Common Stock for issuance in connection with the Merger and the other transactions contemplated by the Merger Agreement and to enable future issuances of Williams Common Stock as deemed necessary by the Williams Board for other corporate purposes and (ii) approve the issuance of Williams Common Stock to holders of MAPCO Common Stock or options in exchange for their shares of MAPCO Common Stock or options pursuant to the Merger and the other transactions contemplated by the Merger Agreement (the "Share Issuance Proposal").

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Williams, which is a part of the Registration Statement on Form S-4 (the "Registration Statement") filed by Williams with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), in order to register under the Securities Act the shares of Williams Common Stock to be issued in the Merger.

     In November 1997, the Williams Board declared a two-for-one stock split, distributed on December 29, 1997, in the form of a stock dividend (the "Stock Dividend"). All figures with respect to shares of Williams Common Stock contained in this Joint Proxy Statement/Prospectus have been adjusted to give effect to the Stock Dividend, unless otherwise stated.

                              THE PROPOSED MERGER

     The Merger Agreement provides, among other things, that each share of MAPCO Common Stock issued and outstanding as of the effective time of the Merger (the "Effective Time"), other than shares held by MAPCO or its wholly-owned subsidiaries, and each associated preferred stock purchase right (the "MAPCO Rights") issued in accordance with the Rights Agreement, dated as of May 29, 1996, between MAPCO and Harris Trust Company of New York, as rights agent (the "MAPCO Rights Agreement"), will be converted, without any action on the part of the holder thereof, into the right to receive 1.665 shares (after giving effect to the Stock Dividend which resulted in the exchange ratio being increased from
0.8325 to the current 1.665) (the "Exchange Ratio") of Williams Common Stock and .555 associated preferred stock purchase rights (the "Williams Rights") issued in accordance with the Rights Agreement, dated as of February 6, 1996, between

Williams and First Chicago Trust Company of New York, as rights agent (the "Williams Rights Agreement"), with cash being paid in lieu of fractional shares.

     It is a condition to closing of the Merger that the shares of Williams Common Stock issuable to MAPCO stockholders in the Merger shall have been approved for listing on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE"), subject to official notice of issuance.

BACKGROUND OF THE MERGER

     On October 15, 1997, Keith E. Bailey, the Chairman of the Board, President and Chief Executive Officer of Williams, met with James E. Barnes, the Chairman of the Board, President and Chief Executive Officer of MAPCO, to discuss the potential for a business combination involving MAPCO and Williams. The discussions were preliminary at that time and both companies decided to explore further a possible transaction assuming that appropriate terms could be determined. Prior to this meeting, Williams had conducted internal studies of a combination with MAPCO and, among other things, the likelihood that MAPCO could create a platform for capital investments to achieve Williams' growth objectives. In addition, MAPCO and its financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), were exploring strategic alternatives for MAPCO including potential business combinations, strategic alliances, joint venture arrangements and internal restructuring alternatives. Following the October 15 meeting, MAPCO informed Morgan Stanley of the substance of the meeting and began working with Morgan Stanley to evaluate the financial aspects of a business combination with Williams. During this period, MAPCO was also in discussions with another company and conducting a due diligence investigation with respect to a possible strategic alliance between MAPCO and that company involving a portion of MAPCO's business.

     On October 27, 1997, MAPCO and Williams entered into a confidentiality agreement, which provided for a mutual exchange of certain confidential information regarding Williams and MAPCO. The confidentiality agreement also contained customary "standstill" provisions. Following the execution of the confidentiality agreement, representatives of Williams and MAPCO commenced their respective due diligence reviews.

     On November 5, 1997, at a special meeting of the MAPCO Board, Mr. Barnes and other members of MAPCO's senior management and Morgan Stanley discussed the advantages and disadvantages of the various strategic options being considered (including continuing the MAPCO business in its present configuration or pursuing other strategic alliances, joint venture arrangements and internal restructuring alternatives). Mr. Barnes also reported to the MAPCO Board the substance of his conversations with Mr. Bailey, and Morgan Stanley gave a brief overview of Williams' businesses. Following these discussions, the MAPCO Board determined that MAPCO's senior management should continue to explore all of MAPCO's alternatives, including a potential business combination with Williams.

     Following this meeting, various officers of MAPCO and Williams, including their respective chief executive officers, chief financial officers and general counsels, as well as their respective legal and financial advisors, conducted due diligence reviews and entered into extensive discussions at numerous meetings with respect to the form, accounting treatment and appropriate exchange ratio for a potential business combination. In addition, MAPCO's senior management continued to explore the potential alternatives available to MAPCO.

     In mid-November, 1997, representatives of MAPCO and Williams began negotiating the terms and provisions of the Merger. The parties agreed that the Merger should be structured as a tax-free reorganization that would be accounted for as a pooling of interests. The parties also discussed the various consents that would be required in order to consummate the Merger, including necessary consents relating to MAPCO's agreements with Texaco Exploration and Production, Inc. ("Texaco"), a subsidiary of Texaco, Inc., relating to Discovery Gas Transmission LLC ("Discovery"). In addition, Williams proposed that MAPCO's outstanding employee stock options be exchanged in the Merger for shares of Williams Common Stock based on the fair value of such options (the "Stock Option Exchange").

     On November 19 and 20, 1997, at regularly scheduled meetings, the Williams Board reviewed the proposed terms of the Merger.

     On November 22, 1997, the compensation committee of the MAPCO Board (the "MAPCO Compensation Committee") reviewed with MAPCO's legal advisors the terms and provisions of certain non-competition agreements (the "Non-Competition Agreements") proposed to be entered into between MAPCO and seven members of MAPCO's management which were necessary to induce Williams to sign the Merger Agreement, as well as certain other compensation matters. See "-- Interests of Certain Persons in the Merger." In addition, the MAPCO Compensation Committee reviewed the proposed terms of the Stock Option Exchange. The MAPCO Compensation Committee (with one member absent) unanimously determined to approve the Stock Option Exchange, determining it to be of equivalent value to the fair value of the underlying options to acquire shares of MAPCO Common Stock (the "MAPCO Stock Options"), and recommended that the MAPCO Board approve the Non-Competition Agreements, subject, in each case, to the MAPCO Board's approval of the Merger Agreement.

     Immediately following the meeting of the MAPCO Compensation Committee on November 22, 1997, the MAPCO Board held a special meeting to consider the Merger. Members of MAPCO's senior management updated the MAPCO Board regarding developments that had occurred since its last meeting and outlined the remaining unresolved issues in the negotiations with Williams. MAPCO's senior management also briefed the MAPCO Board on the results of their due diligence investigation of Williams, discussed governmental and third-party consents that would be necessary to consummate the Merger and, with MAPCO's accounting advisors, discussed the criteria required for the transaction to be accounted for as a pooling of interests.

     The MAPCO Board then reviewed with outside counsel the terms of the proposed Merger Agreement and related legal issues and reviewed a financial presentation by Morgan Stanley that outlined the potential effects of the Merger and the relative advantages and disadvantages of a business combination with Williams. At this meeting, Morgan Stanley advised the MAPCO Board that, subject to certain assumptions with respect to unresolved issues, the Exchange Ratio was fair to MAPCO stockholders from a financial point of view. The MAPCO Board also considered the recommendations of the MAPCO Compensation Committee with respect to certain compensation matters, including adoption of the Non-Competition Agreements. The MAPCO Board took no action to approve any of the items under consideration at this meeting. During the meeting, the MAPCO Board expressed its views with respect to the appropriate resolution of the remaining unresolved issues with Williams.

     Following the meeting of the MAPCO Board on November 22, 1997, representatives of MAPCO and Williams discussed the remaining unresolved issues relating to the Merger Agreement. In light of the guidance provided by the MAPCO Board, the legal and financial advisors proceeded to finalize the terms of the Merger Agreement.

     On November 23, 1997, at a special meeting, the Williams Board considered the developments that had occurred since the November 20, 1997 meeting of the Williams Board, and reviewed with outside counsel the revisions that had been made to the definitive Merger Agreement. At such meeting, Smith Barney Inc. ("Smith Barney") rendered to the Williams Board a written opinion dated November 23, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair to Williams from a financial point of view, and reviewed with the Williams Board the financial analyses performed by Smith Barney in connection with such opinion. See "-- Opinion of Financial Advisor to Williams." Following further discussions by the Williams Board and senior management, the Williams Board unanimously approved the Merger Agreement and the Merger.

     On November 23, 1997, the MAPCO Board resumed its special meeting, considered the developments that had occurred since November 22, 1997, and reviewed with outside counsel the revisions that had been made to the Merger Agreement. Morgan Stanley described and delivered its written opinion that the Exchange Ratio was fair to MAPCO stockholders from a financial point of view. See "-- Opinion of Financial Advisor to MAPCO." Following further discussions by the MAPCO Board and senior management, the MAPCO Board unanimously approved (with one director absent) the Merger Agreement, the Merger, the Non-Competition Agreements, the Stock Option Exchange and an amendment to the MAPCO Rights

Agreement, which would allow consummation of the Merger without triggering the provisions of the MAPCO Rights Agreement.

     MAPCO and Williams executed the Merger Agreement on November 23, 1997, and publicly announced the Merger on Monday, November 24, 1997.

     MAPCO and Williams amended the Merger Agreement as of January 25, 1998 to clarify certain technical matters.

MAPCO'S RATIONALE FOR THE MERGER; RECOMMENDATION OF THE MAPCO BOARD

     In reaching its determination to approve the Merger and the Merger Agreement, the MAPCO Board considered a number of factors, including those listed below. In light of the wide variety of factors considered by the MAPCO Board and the complexity of those matters, the MAPCO Board did not consider it practical to attempt, and it did not attempt, to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. After evaluating all such factors, the MAPCO Board reached its conclusion based on its judgment in light of all such factors. The following are the material factors considered by the MAPCO Board in reaching its conclusion, certain of which factors contained both positive and negative elements:

     - the financial condition, results of operations, cash flows and dividends of each of MAPCO and Williams, on a historical basis, before giving effect to the Merger;

     - strategic alternatives (including continuing the MAPCO business in its present configuration or pursuing other strategic alliances, joint venture arrangements and internal restructuring alternatives) none of which the MAPCO Board believed to be as favorable to the holders of MAPCO Common Stock as the Merger;

     - the judgment, advice and analyses of its management with respect to the strategic, financial and operational benefits of the Merger;

     - the critical mass that would be achieved by combining MAPCO and Williams, and the potential benefits of such critical mass in the capital intensive pipeline business;

     - the fact that Williams had already made significant investments in marketing, which would accrue to the benefit of MAPCO stockholders;

     - the complementary nature of the geographical areas serviced by Williams and MAPCO;

     - the potential for cost and commercial synergies for the combined enterprise as a result of the Merger, as well as the management challenges associated with successfully integrating the businesses, cultures and managements of two major corporations;

     - the diversification of MAPCO's business as a result of the Merger and the reduction in the risk to MAPCO stockholders inherent in such diversification;

     - the opinion of Morgan Stanley that the Exchange Ratio was fair to MAPCO stockholders from a financial point of view and the financial analyses conducted by Morgan Stanley in reaching its opinion, as described under "Opinion of Financial Advisor to MAPCO";

     - the treatment of the Merger as a "tax free" reorganization for federal income tax purposes;

     - historical market prices and trading information with respect to the Williams Common Stock;

     - the Exchange Ratio agreed to by Williams, which, based on the closing price of the MAPCO and Williams Common Stock on November 21, 1997, represented a 21 percent premium over the current market price of MAPCO Common Stock;

     - the terms and conditions of the Merger Agreement, including the provisions of the Merger Agreement that permit MAPCO to terminate the Merger Agreement under certain circumstances in order to enter into an agreement for another acquisition proposal that the MAPCO Board determines, in good faith, is more favorable to MAPCO stockholders, subject to the payment of certain termination fees;

     - the interests of MAPCO management in the Merger; and

     - the likelihood that the Merger would be completed.

     THE MAPCO BOARD HAS UNANIMOUSLY APPROVED (WITH ONE DIRECTOR ABSENT) THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MAPCO AND ITS STOCKHOLDERS AND RECOMMENDS THAT MAPCO STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

WILLIAMS' RATIONALE FOR THE MERGER; RECOMMENDATION OF THE WILLIAMS BOARD

     Williams believes that the acquisition of MAPCO will increase Williams' earnings while strengthening its balance sheet and increasing its capacity to generate capital for future growth. Williams further believes that MAPCO's businesses complement those of Williams and should provide a growth rate comparable to Williams' energy services segment, while doubling its current scale. In addition, Williams expects the future earnings contribution from energy services to exceed that of Williams' regulated natural gas pipelines over a rapid enough time frame to provide an income bridge while the earnings capability of Williams' communications business matures in the coming years.

     In reaching its conclusions to enter into the Merger Agreement, the Williams Board considered a number of factors, including those listed below. In light of the wide variety of factors considered by the Williams Board and the complexity of those matters, the Williams Board did not consider it practical to attempt, and it did not attempt, to quantify or otherwise assign relative weights to the specified factors it considered in reaching its determination. After evaluating all such factors, the Williams Board reached its conclusion based on its judgment in light of all such factors. The following are the material factors considered by the Williams Board in reaching its conclusion, certain of which factors contained both positive and negative elements:

     - Williams' and MAPCO's businesses, assets and the current conditions and trends in their respective markets;

     - Williams' and MAPCO's comparative financial condition and results of operations, both on a historical basis and on a prospective basis without giving effect to the Merger;

     - current market conditions and historical market prices and trading information with respect to the MAPCO Common Stock;

     - the critical mass that would be achieved by combining Williams and MAPCO and the potential benefits therefrom in the capital intensive pipeline business;

     - the complementary nature of the geographical areas serviced by Williams and MAPCO;

     - the potential synergies for the combined companies as well as the management challenges associated with successfully integrating the businesses, cultures and managements of two major companies;

     - the proposed terms and structure of the Merger; and

     - a comparison of recent acquisition transactions within the natural gas pipeline and the natural gas marketing business and selected acquisition transactions generally.

     THE WILLIAMS BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF WILLIAMS AND ITS STOCKHOLDERS AND RECOMMENDS THAT WILLIAMS STOCKHOLDERS VOTE FOR BOTH THE CHARTER AMENDMENT PROPOSAL AND THE SHARE ISSUANCE PROPOSAL. UNLESS THESE PROPOSALS ARE APPROVED, THE MERGER CANNOT BE COMPLETED.

OPINION OF FINANCIAL ADVISOR TO MAPCO

     Morgan Stanley was retained by MAPCO to act as its financial advisor in connection with the Merger based on Morgan Stanley's qualifications, experience and expertise. On November 22, 1997, Morgan Stanley rendered to the MAPCO Board an oral opinion, and rendered a written opinion on November 23, 1997, to the effect that, as of November 23, 1997, and based on and subject to certain matters stated therein, the Exchange Ratio was fair from a financial point of view to the holders of the MAPCO Common Stock.

     THE FULL TEXT OF MORGAN STANLEY'S WRITTEN OPINION DATED NOVEMBER 23, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF MAPCO COMMON STOCK ARE URGED TO READ, AND SHOULD READ, THIS OPINION CAREFULLY IN ITS ENTIRETY. MORGAN STANLEY'S OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF MAPCO COMMON STOCK, AND IT DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MAPCO SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Morgan Stanley: (i) reviewed certain publicly available financial statements and other information of MAPCO and Williams; (ii) reviewed certain internal financial statements and other financial and operating data concerning MAPCO and Williams prepared by their respective managements;
(iii) analyzed certain financial projections of MAPCO and Williams prepared by their respective managements; (iv) discussed the past and current operations and financial condition and the prospects of MAPCO and Williams with senior executives of MAPCO and Williams, respectively; (v) reviewed the reported prices and trading activity for the MAPCO Common Stock and the Williams Common Stock;
(vi) compared the financial performance of MAPCO and Williams and the prices and trading activity of the MAPCO Common Stock and the Williams Common Stock with that of certain other comparable publicly traded companies and their securities;
(vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) reviewed the pro forma financial impact of the Merger on Williams; (ix) reviewed and discussed with the management of MAPCO their estimates of the strategic, operational and financial benefits anticipated from the Merger; (x) participated in discussions and negotiations among representatives of MAPCO and Williams and their respective financial and legal advisors; (xi) reviewed the draft Merger Agreement and certain related documents; and (xii) performed such other analyses and examinations and considered such other factors as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of MAPCO and Williams. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a "pooling of interest" business combination in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of MAPCO, nor was it furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

     In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of MAPCO or any of its assets.

     The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the MAPCO Board on November 22, 1997 in connection with Morgan Stanley's presentation and opinion to the MAPCO Board on such date:

     Common Stock Performance. Morgan Stanley's analysis of the MAPCO Common Stock and Williams Common Stock performance consisted of a historical analysis of closing prices and trading volumes from November 17, 1995 to November 19, 1997 and compared such performance to that of certain publicly traded companies including (i) the S&P 500 Index, (ii) a gas gatherer and processor ("GG&P") company index

(the "GG&P Index") which consisted of K N Energy, Inc., NGC Corp., Tejas Gas Corporation and Western Gas Resources, Inc., (iii) a transmission company index (the "Transmission Index") which was comprised of El Paso Natural Gas Company, Enron Corp., Sonat Inc. and Williams, (iv) a refining & marketing ("R&M") company index (the "R&M Index") which consisted of Sun Company, Inc., Tosco Corporation, Ultramar Diamond Shamrock Corporation and Valero Energy Corporation, and (v) an energy company index (the "Energy Index") which consisted of The Coastal Corporation, Enron Corp., El Paso Natural Gas Company, K N Energy, Inc., NGC Corporation, Sonat Inc., Tejas Gas Corporation and Western Gas Resources, Inc. Morgan Stanley noted that for the period from November 17, 1995 to November 19, 1997, the MAPCO Common Stock underperformed the S&P 500 Index, the GG&P Index, the Transmission Index and the R&M Index, and the Williams Common Stock outperformed the S&P 500 Index and the Energy Index. In the twelve months ended November 20, 1997, the MAPCO Common Stock closed at a high of $34.75 per share and a low of $28.25 per share and the Williams Common Stock closed at a high of $55.69 per share and a low of $36.13 per share (before giving effect to the Stock Dividend).

     Comparable Publicly Traded Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of MAPCO with that of a group of publicly traded transmission, gas gathering and processing and refining and marketing companies, including The Coastal Corporation, El Paso Natural Gas Company, Enron Corp., The Columbia Gas System, Inc., Consolidated Natural Gas Company, Sonat Inc., Equitable Resources, Inc., NGC Corporation, K N Energy, Inc. and Western Gas Resources, Inc. (collectively, the "NGL Comparables") and Crown Central Petroleum Corporation, Ultramar Diamond Shamrock Corporation, Valero Energy Corporation, Ashland Inc. and Sun Company, Inc. (collectively, the "R&M Comparables"). Morgan Stanley also compared certain financial information of Williams with that of a group of publicly traded transmission and telecommunication companies, including The Coastal Corporation, El Paso Natural Gas Company, Enron Corp., The Columbia Gas System, Inc., Consolidated Natural Gas Company, Sonat Inc. and Equitable Resources (collectively, the "Energy Comparables") and Norstan, Inc., IXC Communications, Inc., Qwest Communications International Inc., Teleport Communications Group Inc., ICG Communications, Inc, Intermedia Communications Inc. and WinStar Communications, Inc. (collectively, the "Telecom Comparables"). Such financial information included aggregate value to forecasted 1998 earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple, price to forecasted 1998 earnings multiple, price to forecasted 1998 operating cash flow multiple, aggregate value to forecasted 1997 earnings before interest and taxes ("EBIT") multiple, aggregate value to forecasted 1998 revenues multiple and aggregate value to forecasted 1998 net fiber miles multiple. Morgan Stanley noted that, based on a compilation of earnings projections by securities research analysts, as of November 19, 1997, the NGL Comparables, R&M Comparables and Energy Comparables traded in a range of (i) 8.0 to 9.0 times, 5.5 to 6.5 times and 7.5 to 9.0 times projected 1998 EBITDA, respectively, (ii) 15.0 to 17.0 times, 11.0 to 14.0 times and 14.0 to 17.0 times projected 1998 earnings, respectively, (iii) 7.0 to 8.0 times, 5.5 to 6.5 times and 6.5 to 7.5 times projected 1998 operating cash flow, respectively. Based on a compilation of earnings projections by securities research analysts as of November 19, 1997, the Telecom Comparables traded in a range of 13.0 to 16.0 times projected 1997 EBIT, 19.0 to 22.0 times projected 1997 earnings, 15.5 to 17.5 times projected 1998 earnings, 2.6 to 5.3 times projected 1998 revenues and 6.1 to 9.5 times projected 1998 net fiber miles. Based on this analysis, Morgan Stanley calculated per share values for MAPCO ranging from $28.00 to $34.00 and for Williams ranging from $44.00 to $58.00 (before giving effect to the Stock Dividend).

     No company utilized in the publicly traded comparable company analysis is identical to either MAPCO or Williams. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of companies to which they are being compared. Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of either MAPCO or Williams, such as industry growth, the impact of competition on MAPCO and Williams and the industry generally and the absence of any material adverse change in the financial conditions and prospects of MAPCO and Williams or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using publicly traded comparable company data.

     Trading Ratio Analysis. Morgan Stanley also reviewed the ratio of MAPCO Common Stock to Williams Common Stock trading prices over varying intervals of time over the last two years. Morgan Stanley observed that (without giving effect to the Stock Dividend) the average of the ratios of closing stock prices of MAPCO Common Stock and Williams Common Stock for the various periods ending November 20, 1997 were 0.807x for the previous two years, 0.737x for the previous year, 0.691x for the previous 6 months and 0.662x for the previous 3 months (the above referenced numbers do not give effect to the Stock Dividend). Morgan Stanley also observed that the implied exchange ratio based on the closing price of MAPCO Common Stock and Williams Common Stock on November 20, 1997 of $34.38 and $54.81, respectively, was approximately 0.627x.

     Discounted Cash Flow Analysis. Morgan Stanley performed discounted cash flow analyses of MAPCO and Williams based on certain financial projections provided by the respective managements of each company for the period 1997 through 2000. Unlevered free cash flows of each company were calculated as net income available to common stockholders plus the aggregate of preferred stock dividends, depreciation and amortization, deferred taxes, and other non-cash expenses and after-tax net interest expense less the sum of capital expenditures and investments in non-cash working capital. Morgan Stanley calculated the terminal value by applying a range of multiples to EBITDA in fiscal 2000 and the cash flow streams and terminal values were then discounted to the present using a range of discount rates representing an estimated range of the weighted average cost of capital for each of MAPCO and Williams. Based on this analysis, Morgan Stanley calculated median per share values for MAPCO ranging from $35.00 to $51.00 and for Williams ranging from $51.00 to $71.00 (before giving effect to the Stock Dividend).

     Analysis of Selected Precedent Transactions. Using publicly available information, Morgan Stanley reviewed the following proposed or completed acquisitions in the natural gas transmission, gas gathering and processing and refining and marketing industries: PanEnergy Corp. and Duke Power Company, NorAm Energy Corp. and Houston Industries Incorporated, Tenneco Energy and El Paso Natural Gas Company, ENSERCH Corporation and Texas Utilities Company, Transco Energy and Williams, USX-Delhi and Koch Industries, Tejas Gas Corporation and Shell Oil Company, TPC Corporation and PacifiCorp Holdings, Inc., Valero Energy Corporation and Pacific Gas and Electric Company, Transok, Inc. and Tejas Gas Corporation, Hadson Corporation and Louisville Gas and Electric Company (collectively, the "NGL Precedent Transactions") and Total Petroleum N.A. and Ultramar Diamond Shamrock Corporation, Basis Petroleum, Inc. and Valero Energy Corporation, Diamond Shamrock Inc. and Ultramar Corporation, Circle K Corporation and Tosco Corp., and National Convenience Stores and Diamond Shamrock Inc (collectively, the "R&M Precedent Transactions"). Morgan Stanley compared certain financial and market statistics of the NGL Precedent Transactions and R&M Precedent Transactions. The aggregate value to projected 1997 EBITDA multiple ranged from 9.0 to 12.0 times for the NGL Precedent Transactions and 6.0 to 10.0 times for the R&M Precedent Transactions, the price to projected 1997 earnings multiple ranged from 21.0 to 27.0 times for the R&M Precedent Transactions, and the price to projected 1997 operating cash flow ranged from 9.0 to 11.0 times for the NGL Precedent Transactions and 6.0 to 8.0 times for the R&M Precedent Transactions. Based on this analysis, Morgan Stanley calculated per share values for MAPCO ranging from $32.00 to $45.00.

     No transaction utilized in precedent transaction analysis is identical to the Merger in both timing and size, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of MAPCO and other factors that would affect the acquisition value of the companies to which it is being compared. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MAPCO, such as industry growth, the impact of competition on MAPCO and the industry generally and the absence of any material adverse change in the financial conditions and prospects of MAPCO or the industry or in the financial markets in general.

     Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the Merger on Williams' earnings per share ("EPS") for the fiscal years ended 1998 through 2000. The analysis was performed utilizing standalone earnings estimated for the fiscal years ending 1998 through 2000 for MAPCO and Williams based on certain financial projections prepared by the respective managements of each company, taking into account the cost savings expected to be derived from the Merger as estimated by MAPCO. Based on such analysis, the Merger would be accretive to Williams stockholders for the period 1998 through 2000 on an EPS basis.

     Summary Contribution Analysis. Morgan Stanley analyzed the pro forma contribution of each of MAPCO and Williams to the combined company. Such analysis included, among other things, relative contribution of revenues, EBITDA, net income, discounted cash flow value and market value at or over various time periods. In particular, such analysis showed that based on certain financial projections prepared by the respective managements of each company, MAPCO would contribute (i) approximately 44.6%, 45.2% and 46.3% of the projected 1997, 1998 and 1999 revenues, respectively, (ii) approximately 17.6%, 18.8% and 21.4% of the projected 1997, 1998 and 1999 EBITDA, respectively, (iii) approximately 22.5%, 23.4% and 25.5% of the projected 1997, 1998 and 1999 net income, respectively, (iv) between approximately 18.7% to 21.1% of the DCF value, (v) 17.3% of the one-year historical trading analysis of closing prices and (vi) 18.1% of the market value based on the 15-day average trading prices as of November 20, 1997.

     Pro Forma Ownership. Morgan Stanley compared the aggregate percentage share ownership of the combined company assuming the Merger was consummated on November 23, 1997 at the proposed Exchange Ratio. Based on this analysis, the holders of MAPCO Common Stock would own 24% of the combined company and the holders of Williams Common Stock would own 76% of the combined company.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of MAPCO or Williams.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MAPCO and Williams. The analyses performed by Morgan Stanley are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's analysis of the fairness of the Exchange Ratio, from a financial point of view, to the holders of MAPCO Common Stock and were provided to the MAPCO Board in connection with the delivery of Morgan Stanley's written opinion dated November 23, 1997. The analyses do not purport to be appraisals or to reflect the prices at which MAPCO and Williams might actually be sold. In addition, as described above, Morgan Stanley's opinion and presentation to the MAPCO Board was one of many factors taken into consideration by the MAPCO Board in making its determination to approve the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the MAPCO Board or the view of the management of Williams with respect to the value of Williams and MAPCO or of whether the MAPCO Board or the management of Williams would have been willing to agree to a different exchange ratio.

     Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for their own account or for the accounts of customers, in debt or equity securities or senior loans of MAPCO and Williams. In the past, Morgan Stanley has provided financial advisory and financing services to MAPCO and Williams, for which services Morgan Stanley has received fees.

     Morgan Stanley was retained by MAPCO to act as its financial advisor with respect to the Merger. Pursuant to a letter agreement, dated November 1, 1997, between MAPCO and Morgan Stanley, Morgan Stanley is entitled to standard and customary fees. MAPCO has also agreed to reimburse Morgan Stanley for the expense of its counsel, and to indemnify Morgan Stanley and its affiliates against certain liabilities and expenses, including liabilities under federal securities laws.

OPINION OF FINANCIAL ADVISOR TO WILLIAMS

     Smith Barney was retained by Williams to act as its financial advisor in connection with the Merger based on Smith Barney's qualifications, experience and expertise. In connection with such engagement, Williams requested that Smith Barney evaluate the fairness, from a financial point of view, to Williams of the consideration to be paid by Williams in the Merger. On November 23, 1997, at a meeting of the Williams Board held to evaluate the proposed Merger, Smith Barney delivered an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated November 23, 1997) to the effect that, as of November 23, 1997 and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to Williams.

     In arriving at its opinion, Smith Barney reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Williams and certain senior officers and other representatives and advisors of MAPCO concerning the businesses, operations and prospects of Williams and MAPCO. Smith Barney examined certain publicly available business and financial information relating to Williams and MAPCO as well as certain financial forecasts and other information and data for Williams and MAPCO which were provided to or otherwise discussed with Smith Barney by the respective managements of Williams and MAPCO, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Williams Common Stock and MAPCO Common Stock; the historical and projected earnings and other operating data of Williams and MAPCO; and the capitalization and financial condition of Williams and MAPCO. Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that Smith Barney considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of Williams and MAPCO. Smith Barney also evaluated the potential pro forma financial impact of the Merger on Williams. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at its opinion. Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed to Smith Barney as of the date of its opinion.

     In rendering its opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Smith Barney, the managements of Williams and MAPCO advised Smith Barney that such forecasts and other information and data were reasonably prepared reflecting the best currently available estimates and judgments of the respective managements of Williams and MAPCO as to the future financial performance of Williams and MAPCO and the strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger. Smith Barney assumed, with the consent of the Williams Board, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. The opinion of Smith Barney, as set forth therein, relates to the relative values of Williams and MAPCO. Smith Barney did not express any opinion as to what the value of the Williams Common Stock actually will be when issued to MAPCO stockholders pursuant to the Merger or the price at which the Williams Common Stock will trade subsequent to the Merger. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Williams or MAPCO nor did Smith Barney make any physical inspection of the properties or assets of Williams or MAPCO. Smith Barney was not requested to consider, and Smith Barney's opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Williams or the effect of any other transaction in which Williams might engage. Although Smith Barney evaluated the Exchange Ratio from a financial point of view, Smith Barney was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between Williams and MAPCO. No other limitations were imposed by Williams on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF SMITH BARNEY DATED NOVEMBER 23, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX C AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE OPINION OF SMITH BARNEY IS DIRECTED TO THE WILLIAMS BOARD AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO WILLIAMS, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WILLIAMS SPECIAL MEETING. THE SUMMARY OF THE OPINION OF SMITH BARNEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In preparing its opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Smith Barney's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Smith Barney made numerous assumptions with respect to Williams, MAPCO, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Williams and MAPCO. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Smith Barney's opinion and analyses were only one of many factors considered by the Williams Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors or management of Williams with respect to the Exchange Ratio or the proposed Merger. The analyses of Smith Barney described below were prepared prior to the Stock Dividend distributed on December 29, 1997 and, accordingly, per share and exchange ratio data set forth in such analyses have not been adjusted to reflect such Stock Dividend.

     The following is a summary of the material financial analyses performed by Smith Barney in connection with its opinion dated November 23, 1997:

     Selected Company Analysis. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of MAPCO and 25 selected publicly traded companies in the energy industry, consisting of (i) three natural gas liquids companies: Aquila Gas Pipeline Corporation, K N Energy, Inc. and Western Gas Resources, Inc. (the "NGL Companies"), (ii) five diversified natural gas companies: The Coastal Corporation, Enron Corp., Occidental Petroleum Corp., Sonat Inc. and Williams (the "DNG Companies"), (iii) six propane marketing companies: AmeriGas Partners, L.P., Cornerstone Propane Partners, L.P., Ferrellgas Partners, L.P., Heritage Propane Partners, L.P., National Propane Partners, L.P. and Suburban Propane Partners, L.P. (the "PM Companies"), (iv) nine refining companies, consisting of five large capitalization refining and marketing companies: Ashland Inc., Sun Company, Tosco Corporation, Ultramar Diamond Shamrock Corporation and Valero Energy Corporation (the "Large Cap R&M Companies"), and four small capitalization refining and marketing companies: Crown Central Petroleum

Corporation, Giant Industries, Inc., Holly Corporation and Tesoro Petroleum Corporation (the "Small Cap R&M Companies" and, together with the Large Cap R&M Companies, the "R&M Companies"), and (v) two retail marketing companies: Casey's General Stores Inc. and The Southland Corporation (the "RM Companies" and, together with the NGL Companies, the DNG Companies, the PM Companies and the R&M Companies, the "Selected Companies"). Smith Barney compared market values as multiples of, among other things, estimated calendar 1997 and 1998 net income and cash flow, and adjusted market values (equity market value, plus total debt, the book value of preferred stock and minority interests, less cash and cash equivalents) as a multiple of, among other things, estimated calendar 1997 and 1998 EBITDA. Net income estimates for the Selected Companies (excluding Williams) were based on estimates of selected investment banking firms, net income estimates for MAPCO were based on internal estimates of the managements of MAPCO and Williams, and net income estimates for Williams were based on internal estimates of the management of Williams. All multiples were based on closing stock prices as of November 18, 1997. The ranges of multiples (excluding outliers) of estimated calendar 1997 and 1998 net income, cash flow, and EBITDA of the NGL Companies were as follows: (i) estimated calendar 1997 and 1998 net income: 13.9x to 46.9x (with a mean of 26.6x and a median of 19.2x) and 11.7x to 27.8x (with a mean of 18.8x and a median of 16.9x), respectively; (ii) estimated calendar 1997 and 1998 cash flow: 6.3x to 10.0x (with a mean of 8.0x and a median of 7.7x) and 5.8x to 9.3x (with a mean of 7.4x and a median of 6.9x), respectively; and (iii) estimated calendar 1997 and 1998 EBITDA: 7.4x to 10.5x (with a mean of 9.3x and a median of 10.1x) and 6.7x to 9.8x (with a mean of 8.5x and a median of 9.0x), respectively. The ranges of multiples (excluding outliers) of estimated calendar 1997 and 1998 net income, cash flow and EBITDA of the DNG Companies were as follows: (i) estimated calendar 1997 and 1998 net income: 15.7x to 24.7x (with a mean of 18.8x and a median of 17.6x) and 15.1x to 21.2x (with a mean of 16.9x and a median of 15.9x), respectively; (ii) estimated calendar 1997 and 1998 cash flow: 5.8x to 9.7x (with a mean of 7.7x and a median of 7.2x) and 5.8x to 9.1x (with a mean of 7.3x and a median of 6.9x), respectively; and (iii) estimated calendar 1997 and 1998 EBITDA: 6.6x to 9.9x (with a mean of 8.5x and a median of 8.1x) and 6.6x to 9.4x (with a mean of 8.1x and a median of 7.6x), respectively. The ranges of multiples (excluding outliers) of estimated calendar 1997 and 1998 net income, cash flow and EBITDA of the PM Companies were as follows: (i) estimated calendar 1997 and 1998 net income: 15.4x to 31.3x (with a mean of 24.0x and a median of 24.9x) and 13.3x to 21.2x (with a mean of 18.7x and a median of 19.3x), respectively; (ii) estimated calendar 1997 and 1998 cash flow: 8.0x to 11.6x (with a mean of 9.9x and a median of 10.1x) and 7.5x to 10.9x (with a mean of 8.9x and a median of 8.7x), respectively; and (iii) estimated calendar 1997 and 1998 EBITDA: 9.2x to 11.7x (with a mean of 10.8x and a median of 11.0x) and 8.8x to 11.2x (with a mean of 10.1x and a median of 10.1x), respectively. The ranges of multiples (excluding outliers) of estimated calendar 1997 and 1998 net income, cash flow and EBITDA of the Large Cap R&M Companies were as follows: (i) estimated calendar 1997 and 1998 net income: 13.1x to 20.4x (with a mean of 15.5x and a median of 15.0x) and 11.2x to 13.7x (with a mean of 12.6x and a median of 13.4x), respectively; (ii) estimated calendar 1997 and 1998 cash flow: 4.5x to 8.6x (with a mean of 6.7x and a median of 6.7x) and 5.5x to 7.0x (with a mean of 6.2x and a median of 6.2x), respectively; and (iii) estimated calendar 1997 and 1998 EBITDA: 5.3x to 8.3x (with a mean of 6.8x and a median of 6.7x) and 5.6x to 6.7x (with a mean of 6.1x and a median of 6.1x), respectively. The ranges of multiples (excluding outliers) of estimated calendar 1997 and 1998 net income, cash flow and EBITDA of the Small Cap R&M Companies were as follows: (i) estimated calendar 1997 and 1998 net income: 10.0x to 17.1x (with a mean of 13.2x and a median of 12.9x) and 7.4x to 12.6x (with a mean of 9.7x and a median of 9.3x), respectively; (ii) estimated calendar 1997 and 1998 cash flow: 4.5x to 5.9x (with a mean of 5.4x and a median of 5.6x) and 4.0x to 5.3x (with a mean of 4.9x and a median of 5.0x), respectively; and (iii) estimated calendar 1997 and 1998 EBITDA: 3.3x to 5.9x (with a mean of 4.9x and a median of 5.1x) and 3.2x to 4.8x (with a mean of 4.1x and a median of 4.3x), respectively. The ranges of multiples (excluding outliers) of estimated calendar 1997 and 1998 net income, cash flow and EBITDA of the RM Companies were as follows: (i) estimated calendar 1997 and 1998 net income: 12.5x to 19.5x (with a mean of 16.0x and a median of 16.0x) and 10.2x to 17.3x (with a mean of 13.8x and a median of 13.8x), respectively; (ii) estimated calendar 1997 and 1998 cash flow: 3.6x to 10.6x (with a mean of 7.1x and a median of 7.1x) and 3.2x to 8.6x (with a mean of 5.9x and a median of 5.9x), respectively; and (iii) estimated calendar 1997 and 1998 EBITDA: 7.5x to 8.9x (with a mean of 8.2x and a median of 8.2x) and 6.7x to 7.4x (with a mean of 7.1x and a median of 7.1x), respectively. Based on the closing stock price of Williams Common Stock on November 20, 1997, the

Exchange Ratio equated to implied multiples for MAPCO of (i) estimated calendar 1997 and 1998 net income of 27.4x and 25.9x, respectively (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger), and 18.3x and 17.6x, respectively (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger);
(ii) estimated calendar 1997 and 1998 cash flow of 13.7x and 11.7x, respectively (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger), and 11.0x and 9.6x, respectively (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger); and (iii) estimated calendar 1997 and 1998 EBITDA of 11.8x and 10.6x, respectively (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger), and 9.3x and 8.6x, respectively (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger).

     Selected Merger and Acquisition Transactions Analysis. Using publicly available information, Smith Barney analyzed the purchase price and implied transaction multiples paid or proposed to be paid in 21 selected transactions in the energy industry (acquiror/target): (i) six transactions involving natural gas liquids companies: Koch Industries Inc./USX Delhi Group, Tejas Gas Corp./Transok Inc. (Central and South West Corporation), El Paso Natural Gas Company/Cornerstone Natural Gas, Inc., Panhandle Eastern Corporation/Associated Natural Gas Corporation, Natural Gas Clearinghouse/Trident NGL, and Equitable Pipeline Co. (Equitable Resources Inc.)/Louisiana Intrastate Gas Corp. (Arkla Inc.) (the "NGL Transactions"); (ii) four transactions involving diversified natural gas companies: Duke Power Company/PanEnergy Corp., Houston Industries, Inc./NorAm Energy Corp., El Paso Energy Corp./Tenneco, Inc., and Williams/Transco Energy Company (the "DNG Transactions"); (iii) four transactions involving propane marketing companies: Northwestern Public Service Co./Empire Energy Corporation, Northwestern Public Service Co./Synergy Group Incorporated, Ferrellgas Partners, L.P./Vision Energy Resources, Inc., and AmeriGas Partners, L.P./ Petrolane, Inc. (the "PM Transactions"); (iv) four transactions involving refining companies: Ultramar Diamond Shamrock Corporation/TOTAL Petroleum Limited, Valero Energy Corporation/Basis Petroleum, Inc., Tosco Corporation/Unocal Oil Company of California, and Ultramar Corporation/Diamond Shamrock, Inc. (the "Refining Transactions"); and (v) three transactions involving retail marketing companies: Tosco Corporation/The Circle K Corporation, Diamond Shamrock, Inc./National Convenience Stores, Inc., and E-Z Serve Corporation/Sunshine-Jr. Stores, Inc. (the "RM Transactions" and, together with the NGL Transactions, the DNG Transactions, the PM Transactions and the Refining Transactions, the "Selected Transactions"). Smith Barney compared the purchase prices in such transactions as multiples of, among other things, latest 12 months net income and cash flow, and transaction values as a multiple of, among other things, latest 12 months EBITDA. All multiples for the Selected Transactions were based on information available at the time of announcement of the transaction. The ranges of multiples (excluding outliers) of latest 12 months net income, cash flow and EBITDA of the NGL Transactions were 6.4x to 29.7x (with a mean of 21.0x and a median of 24.0x), 3.1x to 21.8x (with a mean of 10.7x and a median of 9.7x) and 9.7x to 17.5x (with a mean of 12.4x and a median of 11.2x), respectively. The ranges of multiples (excluding outliers) of latest 12 months net income, cash flow and EBITDA for the DNG Transactions were 18.9x to 25.4x (with a mean of 22.1x and a median of 21.9x), 8.2x to 10.6x (with a mean of 9.4x and a median of 9.4x) and 6.2x to 9.8x (with a mean of 7.9x and a median of 7.7x), respectively. The ranges of multiples (excluding outliers) of latest 12 months net income, cash flow and EBITDA for the PM Transactions were 32.4x to 32.4x (with a mean of 32.4x and a median of 32.4x), 4.0x to 12.7x (with a mean of 9.3x and a median of 11.3x) and 9.1x to 12.4x (with a mean of 11.0x and a median of 11.6x), respectively. The ranges of multiples (excluding outliers) of latest 12 months net income, cash flow and EBITDA for the Refining Transactions were 28.5x to 28.5x (with a mean of 28.5x and a median of 28.5x), 7.0x to 8.1x (with a mean of 7.5x and a median of 7.4x) and 7.0x to 11.2x (with a mean of 9.0x and a median of 8.8x), respectively. The ranges of multiples (excluding outliers) of latest 12 months net income, cash flow and EBITDA for the RM Transactions were 16.7x to 24.6x (with a mean of 20.4x and a median of 20.0x), 5.4x to 7.9x (with a mean of 6.7x and a median of 6.7x) and 5.6x to 7.6x (with a mean of 6.6x and a median of 6.6x), respectively. Based on the closing stock price of Williams Common Stock on November 20, 1997, the Exchange Ratio equated to implied multiples for MAPCO of (i) estimated calendar 1997 net income of 27.4x (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger) and 18.3x (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger); (ii) estimated calendar 1997 cash flow of 13.7x (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger) and 11.0x (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger); and (iii) estimated calendar 1997 EBITDA of 11.8x (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger) and 9.3x (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger).

     No company, transaction or business used in the "Selected Company Analysis" or "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to Williams, MAPCO or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, Selected Transactions or the business segment, company or transaction to which they are being compared.

     Discounted Cash Flow Analysis. Smith Barney performed a discounted cash flow analysis of the projected free cash flow of MAPCO for fiscal years 1998 through 2002, based on internal estimates of the management of Williams. The stand-alone discounted cash flow analysis of MAPCO was determined by (i) adding
(x) the present value of projected free cash flows over the five-year period from 1998 to 2002 and (y) the present value of the estimated terminal value of MAPCO in year 2002 and (ii) subtracting the current net debt of MAPCO. The range of estimated terminal values for MAPCO at the end of the five-year period was calculated by applying terminal value multiples ranging from 8.0x to 10.0x to the projected 2002 EBITDA of MAPCO. The cash flows and terminal values of MAPCO were discounted to present value using discount rates ranging from 10% to 12%. Utilizing such terminal multiples and discount rates, this analysis resulted in an equity reference range for MAPCO of approximately $37.23 to $53.02 per share (before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger) and approximately $46.37 to $64.86 per share (after giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger), as compared to the equity value implied by the Exchange Ratio of approximately $45.63 per share based on a closing stock price of Williams Common Stock on November 20, 1997.

     Pro Forma Merger Analysis. Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on the projected EPS of Williams for the fiscal years ended 1998 through 2000, based on internal estimates of the management of Williams. The results of the pro forma merger analysis suggested that the Merger could be accretive to the EPS of Williams in each of the fiscal years analyzed, assuming certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger were achieved. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Contribution Analysis. Smith Barney analyzed the respective contributions of Williams and MAPCO to the estimated revenue, EBITDA, EBIT and net income of the combined company for calendar years 1997, 1998 and 1999, based on internal estimates of the management of Williams, before giving effect to certain cost savings and other potential synergies anticipated by the management of Williams to result from the Merger. This analysis indicated that (i) in calendar year 1997, Williams would contribute approximately 49.3% of revenues, 81.9% of EBITDA, 80.4% of EBIT and 76.5% of net income, and MAPCO would contribute approximately 50.7% of revenues, 18.1% of EBITDA, 19.6% of EBIT and 23.5% of net income, of the combined company, (ii) in calendar year 1998, Williams would contribute approximately 50.9% of revenues, 82.8% of EBITDA, 81.1% of EBIT and 77.6% of net income, and MAPCO would contribute approximately 49.1% of revenues, 17.2% of EBITDA, 18.9% of EBIT and 22.4% of net income, of the combined company, and (iii) in calendar year 1999, Williams would contribute approximately 48.4% of revenue, 81.4% of EBITDA, 79.8% of EBIT and 78.7% of net income, and MAPCO would contribute approximately 51.6% of revenues, 18.6% of EBITDA, 20.2% of EBIT and 21.3% of net income, of the combined company. Based on the Exchange Ratio, current stockholders of Williams and MAPCO would own approximately 77.4% and 22.6%, respectively, of the equity value of the combined company upon consummation of the Merger, and Williams and MAPCO would constitute approximately 80.5% and 19.5%, respectively, of the enterprise value of the combined company.

     Exchange Ratio Analysis. Smith Barney compared the Exchange Ratio with the historical ratio of the daily closing prices of Williams Common Stock and MAPCO Common Stock during the 12-month period November 18, 1996 to November 18, 1997. The average exchange ratios of the daily closing prices of one share of Williams Common Stock to one share of MAPCO Common Stock during the 12 months, three months and one month prior to November 18, 1997 were 0.7388, 0.6614 and 0.6475, respectively, as compared to the Exchange Ratio.

     Premium Analysis. Smith Barney analyzed the implied premium payable in the Merger and the premiums paid in 39 transactions having transaction values between $2.0 billion and $5.0 billion. The range of premiums paid in such transactions based on the closing stock price of the acquired company one day prior, one week prior and four weeks prior to public announcement of the transaction were approximately (1.0)% to 113.5% (with a mean of 35.7% and a median of 31.9%), (2.2)% to 115.1% (with a mean of 39.2% and a median of 35.7%) and (1.3)% to 109.0% (with a mean of 44.4% and a median of 43.8%), respectively, as compared to the implied premium payable in the Merger of approximately 32.7% based on the closing stock price of Williams Common Stock on November 20, 1997.

     Other Factors and Comparative Analyses. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) historical and projected financial results of Williams and MAPCO; (ii) the history of trading prices and volume for Williams Common Stock and MAPCO Common Stock and the relationship between historical movements of such common stock and historical movements in the common stock of the Selected Companies; (iii) selected published analysts' reports on MAPCO, including analysts' estimates as to the earnings growth potential of MAPCO; and (iv) the pro forma ownership of the combined company.

     Pursuant to the terms of Smith Barney's engagement, Williams has agreed to pay Smith Barney standard and customary fees. Williams has also agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses incurred by Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

     Smith Barney has advised Williams that, in the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of Williams and MAPCO for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Williams and MAPCO.

     Smith Barney is an internationally recognized investment banking firm and was selected by Williams based on its experience, expertise and familiarity with Williams and its business. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO MAPCO STOCKHOLDERS

     The following is a discussion of the material federal income tax consequences of the Merger that are generally applicable under existing United States Federal income tax law. The discussion is based upon the Code, Treasury regulations, judicial authority, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which is subject to change, possibly retroactively. This discussion assumes that MAPCO stockholders hold MAPCO Common Stock as a capital asset as of the Effective Time of the Merger. This discussion does not address all aspects of Federal income taxation that may be material or relevant to particular stockholders in light of their own personal circumstances, such as stockholders who acquired MAPCO Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation or stockholders who are subject to special treatment under the Federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and foreign persons). This discussion also does not address any aspect of state, local or foreign tax law. No ruling has been or will be sought from the IRS regarding any tax matter relating to the Merger. Thus, no assurance can be given that the IRS will not take a position contrary to any of the tax aspects described below. MAPCO STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER AS WELL AS THE EFFECTS OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     The obligation of MAPCO to consummate the Merger is conditioned upon the receipt by MAPCO of an opinion from Debevoise & Plimpton, and the obligation of Williams to consummate the Merger is conditioned upon the receipt by Williams of an opinion from Jones, Day, Reavis & Pogue, in each case to the effect that, on the basis of certain facts, representations by management of the companies and assumptions set forth in such opinions, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Williams, Sub and MAPCO will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

     Assuming that the Merger qualifies for such treatment, in the opinion of each of Debevoise & Plimpton and Jones, Day, Reavis & Pogue, subject to the assumptions and limitations described in the preceding paragraphs: (i) no gain or loss will be recognized by Williams, Sub or MAPCO as a result of the Merger;
(ii) no gain or loss will be recognized by a MAPCO stockholder who receives Williams Common Stock in exchange solely for MAPCO Common Stock (except as described below with respect to cash that is received in lieu of fractional shares); (iii) the aggregate tax basis of Williams Common Stock received by a MAPCO stockholder will be the same as the aggregate tax basis of the MAPCO Common Stock surrendered in exchange therefor pursuant to the Merger (adjusted with respect to fractional shares); and (iv) the holding period of Williams Common Stock will include the holding period of the MAPCO Common Stock surrendered in exchange therefor pursuant to the Merger.

     A MAPCO stockholder who receives cash in lieu of fractional shares will be treated as having received such fractional shares pursuant to the Merger and then as having exchanged such fractional shares for cash in a transaction generally giving rise to capital gain or loss. The amount of any capital gain or loss attributable to such deemed exchange of fractional shares will be equal to the difference between the cash received in lieu of fractional shares and the ratable portion of the tax basis of the MAPCO Common Stock surrendered that is allocated to such fractional shares. Such gain or loss for individuals and other noncorporate taxpayers who held MAPCO Common Stock at the Effective Time of the Merger for (i) one year or less will be treated as short-term capital gain or loss and taxed at ordinary income tax rates, (ii) more than one year but 18 months or less will be treated as mid-term capital gain or loss and taxed at a maximum rate of 28 percent and (iii) more than 18 months will be treated as long-term capital gain or loss and taxed at a maximum rate of 20 percent.

     If the IRS successfully asserted that the Merger failed to qualify as a reorganization within the meaning of Section 368(a) of the Code, (A) a holder of MAPCO Common Stock would recognize capital gain or loss on the exchange of its MAPCO Common Stock for Williams Common Stock (and any cash in lieu of fractional shares of Williams Common Stock) pursuant to the Merger in an amount equal to the difference between (i) the fair market value, at the Effective Time, of Williams Common Stock (and any such cash) received pursuant to the Merger and
(ii) such stockholder's tax basis in the MAPCO Common Stock surrendered in exchange therefor and (B) no gain or loss would be recognized by Williams, Sub or MAPCO.

ACCOUNTING TREATMENT

     Williams and MAPCO expect that the Merger will be accounted for using the pooling of interests method of accounting. The pooling of interests method of accounting assumes that the combining companies were merged from inception and the historical financial statements for the periods prior to consummation of the Merger are restated as though the companies had been combined from inception. Certain expenses incurred to effect the Merger must be treated by Williams as current charges against income.

     The unaudited pro forma financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "SUMMARY -- Selected Pro Forma Combined Financial Data of Williams and MAPCO" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

REGULATORY AND THIRD-PARTY APPROVALS

     U.S. Antitrust Filing. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated. On December 5, 1997, Williams and MAPCO filed Premerger Notification and Report Forms pursuant to the HSR Act with the Antitrust Division of the United States Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC"). On January 2, 1998, the FTC issued a request for documents and other additional information (a "second request") to Williams and MAPCO. Under the HSR Act, the Merger may not be consummated until 20 days after Williams and MAPCO have substantially complied with the second request (unless this period is shortened pursuant to a grant of early termination). Williams and MAPCO are in the process of preparing responses to the second request. At any time before or after the Effective Time, the FTC, the DOJ or others could take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger, to rescind the Merger, or to require the divestiture of certain assets of Williams or MAPCO. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

     Other Regulatory Approvals. MAPCO and Williams are not aware of any other notifications or consents that need to be obtained, pursuant to applicable antitrust and other laws and regulations, from the regulatory authorities and organizations of other countries. However, if such notifications or consents need to be obtained for any reason, and if the approval of the Merger by any of the aforementioned authorities is subject to compliance with certain conditions, there can be no assurance that the parties will be able to satisfy or comply with such conditions or be able to cause their respective subsidiaries to satisfy or comply with any such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the Merger. The parties believe that the proposed Merger is compatible with such regulatory requirements. Nevertheless, there can be no assurance that a challenge to the proposed transaction on the grounds that the proposed Merger is not compatible with the competition or other laws or regulations of a certain jurisdiction will not be made or, if a challenge is made, what the result will be.

     Under the Merger Agreement, Williams and MAPCO have agreed to use their reasonable best efforts to obtain all necessary actions or nonactions, waivers, consents and approvals from any governmental authority necessary, proper or advisable to consummate and make effective the Merger. While Williams and MAPCO believe that they will receive the requisite regulatory approvals for the Merger, there can be no assurance regarding the timing of such approvals or the ability of the companies to obtain such approvals on satisfactory terms or otherwise. It is a condition to the parties' respective obligations to consummate the Merger that the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and that all other consents, approvals and actions of, filings with and notices to, a governmental authority required to consummate the Merger, the failure of which to be obtained or taken, is reasonably expected to have a material adverse effect on MAPCO, as the surviving corporation in the Merger, and its subsidiaries, taken as a whole, be made or obtained. See "THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."

     Third-Party Approvals. MAPCO is a party to a number of credit facilities, indentures and other similar agreements. Consummation of the Merger may require the consent of, or waiver from, the other parties to certain of such agreements and may constitute a default resulting in termination, cancellation or acceleration thereunder if such consents or waivers are not obtained. In particular, the Merger Agreement provides that Williams' obligation to effect the Merger is subject to it being satisfied that Texaco shall have irrevocably waived its right to require the disposition of MAPCO's indirect membership interest in Discovery by reason of the transactions contemplated by the Merger Agreement (the "Discovery Waiver"). The Discovery Waiver has been obtained and accordingly this condition has been satisfied. Pursuant to the Merger Agreement, Williams and MAPCO have agreed to use their reasonable best efforts to obtain all other consents, approvals and waivers from third parties necessary in connection with the consummation of the Merger, although the consummation of the Merger is not conditioned upon obtaining any such third-party consent, approval or waiver. MAPCO and Williams do not believe that the failure to obtain such consents, approvals or waivers would have a material adverse effect on MAPCO or Williams.

NO APPRAISAL RIGHTS

     Under applicable state law, neither MAPCO stockholders nor Williams stockholders are entitled to dissenters' appraisal rights.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the MAPCO Board, MAPCO stockholders should be aware that, as described below, certain members of MAPCO's management and the MAPCO Board may have interests in the Merger that are different from, or in addition to, the interests of MAPCO stockholders generally, and that these interests may create potential conflicts of interest.

     In order to assure that, following consummation of the Merger, Messrs. Barnes, Robert G. Sachse, Philip W. Baxter, David W. Bowman, Jack D. Maynard, Douglas H. Rinke and Peter Fasullo, each of whom is a party to an employment continuation agreement (as described in greater detail below), could not engage in certain competitive activities that could damage the business of either MAPCO or the combined companies, MAPCO entered into the Non-Competition Agreements with each such officer. Those agreements, which vary as to their duration based on the officer's position with MAPCO and the extent of the damage that could be caused by such officer's competition, generally preclude the officer from competing with all segments (in the case of Mr. Barnes and two other executive officers) or specified aspects of MAPCO's business for a specified period of time (three years, in the case of Mr. Barnes) in the geographic area in which MAPCO conducts its business at the Effective Time. If the Effective Time occurs prior to September 30, 1998, the Non-Competition Agreements also extend to the business of Williams at the Effective Time. The amounts paid to each affected officer under the Non-Competition Agreements ($17,380,000 in the case of Mr. Barnes and approximately $33 million in the aggregate) also varied based on these factors. The Non-Competition Agreements also preclude each affected officer from soliciting and/or hiring any employee of MAPCO or soliciting the business of any customer of MAPCO, or otherwise interfering with the relationship between MAPCO and any such customer during the period the restrictions apply. The affected officers have also agreed as part of the Non-Competition Agreements not to disclose certain confidential and other business-related information pertaining to MAPCO's business.

     The Non-Competition Agreements are subject to Delaware law, and the parties have agreed that the Delaware courts will have exclusive jurisdiction over the subject matter thereof and each officer has consented to the personal jurisdiction of such courts. The Non-Competition Agreements provide MAPCO and the surviving corporation the right to injunctive relief in the event of any breach of the covenants and an affirmative right of rescission of the Non-Competition Agreements in the event that any such officer challenges the enforceability of such Non-Competition Agreements as a matter of law (as opposed to the application of the covenants contained in such Non-Competition Agreements to a particular set of facts). The Non-Competition Agreements are currently effective and will apply regardless of whether the Merger is consummated. Therefore, the payments made in respect thereof are not contingent on the consummation of the Merger, and each of the officers will be entitled to retain the payments made in respect thereof even if the Merger is not approved by stockholders or is otherwise not consummated.

     Additionally, the approval of the Merger Agreement by MAPCO stockholders will result in each outstanding MAPCO Stock Option (including each unvested MAPCO Stock Option) being converted into a right to receive a certain number of shares of Williams Common Stock in the Stock Option Exchange. Each of MAPCO's executive officers (including Mr. Barnes) holds MAPCO Stock Options that would not otherwise be exercisable and each such officer and each director holds MAPCO Stock Options that will be exchanged for Williams Common Stock as a result of the Merger pursuant to the Stock Option Exchange.

     MAPCO also accelerated the time at which certain payments would be made to employees in respect of accrued obligations to such employees. For example, MAPCO terminated its Supplemental Executive Retirement Plan and an individual arrangement for Mr. Barnes, and its Long Term Investment Savings Plan, and paid the amounts due thereunder to eligible participants. None of these actions increased the amounts otherwise payable to affected employees under the terms of the applicable compensation plan or program.

     In addition, MAPCO has had in effect for a number of years certain employment continuation agreements with Messrs. Barnes, Sachse, Baxter, Bowman, Maynard, Rinke and Fasullo. Each of these agreements is intended to assure the affected officer of continued employment for a period of three years following any event that constitutes a change in control for purposes of such agreements. The approval by stockholders of the Merger will constitute a change in control for purposes of such agreements. These agreements also provide that, if an affected officer's employment is involuntarily or constructively terminated by MAPCO or any successor in interest within the three-year period following a change in control, such officer will receive a lump sum severance payment equal to a specified multiple (one and one-half times in the case of Mr. Barnes) of the sum of the individual's base salary and the highest annual bonus payable to him in the three years preceding the change in control. In connection with the Merger, certain of the officers agreed to reduce the specified multiple payable upon involuntary or constructive termination. These lump sum severance payments would be approximately $3.6 million in the case of Mr. Barnes, and approximately $13 million in the aggregate. These agreements also provide for the continuation of certain employee benefits, such as medical coverage, for a period corresponding to the period for which severance is payable. These agreements also provide that in the event that any payment made thereunder or under any other plan or agreement with MAPCO results in the officer being subject to the excise tax payable under Section 4999 of the Code, MAPCO shall make additional payments to such officer so that the officer receives the same net-after tax amount that he would have received had no excise tax been payable by such officer.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of Williams Common Stock to be issued to MAPCO stockholders in the Merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" of MAPCO or Williams as that term is defined under the Securities Act. An affiliate of MAPCO or Williams, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, MAPCO or Williams. Any subsequent transfer of Williams Common Stock by an affiliate of MAPCO must be permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 promulgated under the Securities Act, in the case of such persons who become affiliates of Williams) or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and executive officers of MAPCO or Williams (as well as to certain other related individuals or entities).

     SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring company and acquired company by affiliates of either company in a business combination such as the Merger. These guidelines indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by such affiliates if these persons do not dispose of any of the shares of the corporation they own or any shares of the corporation they receive in connection with a merger during the period beginning 30 days prior to the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published (the "Pooling Restriction Period").

     In connection with its entering into the Merger Agreement, MAPCO has delivered to Williams for each of its affiliates, an agreement that such person will not dispose of (i) any Williams Common Stock in violation of the Securities Act or the rules and regulations promulgated thereunder or (ii) any Williams Common Stock or MAPCO Common Stock during the Pooling Restriction Period, except pursuant to an effective registration statement under the Securities Act, in conformity with the volume and other limitations of Rule 145 of the Securities Act or in a transaction that is not required to be registered under the Securities Act.

     Williams has agreed in the Merger Agreement to use its reasonable best efforts to publish financial results covering the first full month of post-Merger combined operations on the earliest possible date after the end of the first month after the Effective Time, in which there is at least 30 days of post-Merger combined operations, which month may be the month in which the Effective Time occurs.

LITIGATION

     Williams is not involved in any litigation or arbitration proceedings which, if determined adversely to Williams, would have a material adverse effect on Williams or its operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Williams and MAPCO have each made forward-looking statements in this document (and in certain documents that are incorporated by reference in this Joint Proxy Statement/Prospectus) that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the respective company's management, and on information currently available to such management. Forward-looking statements include the information concerning possible or assumed future results of operations of Williams and MAPCO (including with respect to cost savings and operational efficiencies expected to be realized from the Merger) set forth under "SUMMARY" -- "Selected Financial Data," "THE PROPOSED MERGER -- Background of the Merger," "-- Williams' Rationale for the Merger; Recommendation of the Williams Board of Directors" and "-- MAPCO's Rationale for the Merger; Recommendation of the MAPCO Board of Directors" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS," and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Williams and MAPCO may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Williams' and MAPCO's ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. In addition, Williams and MAPCO do not have any intention or obligation to update forward-looking statements after they distribute this Joint Proxy Statement/Prospectus, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, Williams and MAPCO claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     Stockholders of Williams and MAPCO should understand that the following important factors, in addition to those discussed elsewhere in the documents that are incorporated by reference into this Joint Proxy Statement/Prospectus, could affect the future results of the combined companies following the Merger, and could cause results to differ materially from those expressed in such forward-looking statements: (i) the effect of economic conditions and interest rates on a national, regional or international basis; (ii) the ability of Williams to successfully integrate operations, the compatibility of the operating systems of the combining companies, the degree to which existing administrative and back-office functions and costs are complementary or redundant and the timing of implementation of changes in operations to effect cost savings; (iii) the financial resources of, and products available to, competitors; (iv) changes in laws and regulations, including changes in accounting standards; (v) changes in the securities markets; (vi) the determination of the number, job classification and location of employee positions to be eliminated as a result of the Merger; (vii) the timing of the implementation of changes in operations to effect cost savings; (viii) opportunities that may be presented to and pursued by Williams following the Merger; (ix) completion of construction projects within cost and timing plans; and (x) the capacity of constructed assets to function as designed. In addition, future utilization of pipeline capacity will depend on energy prices, competition from other pipelines and alternate fuels, the general level of natural gas and petroleum product demand and weather conditions, among other things. Further, gas prices which directly impact transportation and gathering and processing throughout and operating profits may fluctuate in unpredictable ways as may corn prices, which directly affect Williams' ethanol business. It is also not possible to predict which of many possible future products and service offerings will be important to maintaining a competitive position in the communications business or what expenditures will be required to develop and provide such products and services.

              INFORMATION CONCERNING THE WILLIAMS SPECIAL MEETING

PURPOSE, TIME AND PLACE

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of Williams in connection with the solicitation of proxies by the Williams Board from holders of Williams Common Stock for use at the Williams Special Meeting to be held on February 26, 1998, at 10:00 a.m., local time, at the Adam's Mark Hotel, 100 East 2nd Street, Tulsa, Oklahoma, and at any postponements or adjournment thereof. At the Williams Special Meeting, holders of Williams Common Stock will be asked to consider and vote upon (i) the Charter Amendment Proposal, in order to provide sufficient shares of Williams Common Stock for issuance in connection with the Merger and the other transactions contemplated by the Merger Agreement and for other proper corporate purposes, (ii) the Share Issuance Proposal, in order to authorize the issuance of Williams Common Stock in the Merger, and (iii) such other matters as may properly come before the Williams Special Meeting (approval of the Charter Amendment Proposal and the Share Issuance Proposal being hereafter referred to as the "Williams Stockholder Approval").

RECORD DATE; QUORUM; VOTE REQUIRED

     The Williams Board has fixed the close of business on January 26, 1998 as the record date for determining the holders of Williams Common Stock entitled to notice of, and to vote at, the Williams Special Meeting (the "Williams Record Date"). Only holders of record of Williams Common Stock at the close of business on the Williams Record Date will be entitled to notice of, and to vote at, the Williams Special Meeting.

     Based on the most recently available information prior to the date of mailing of this Joint Proxy Statement/Prospectus, Williams estimates that, at the close of business on the Williams Record Date, 320,433,362 shares of Williams Common Stock were issued and outstanding and entitled to vote at the Williams Special Meeting and were held by approximately 12,254 holders of record. Holders of record of Williams Common Stock are entitled to one vote per share on any matter that may properly come before the Williams Special Meeting. Votes may be cast at the Williams Special Meeting in person or by proxy. See "-- Proxies."

     The presence at the Williams Special Meeting, either in person or by proxy, of the holders of a majority of the outstanding Williams Common Stock entitled to vote is necessary to constitute a quorum of the Williams Common Stock in order to transact business at the Williams Special Meeting. Abstentions and broker non-votes (i.e., shares held by brokers in street name that are not voted at the Williams Special Meeting due to the absence of specific instructions from the beneficial owners thereof) are counted for the purpose of determining the presence of a quorum for the transaction of business. In the event that sufficient shares of Williams Common Stock are not present at the Williams Special Meeting, such meeting will be adjourned or postponed in order to solicit additional proxies.

     The affirmative vote of the holders of a majority of the outstanding shares of Williams Common Stock is required to approve the Charter Amendment Proposal. Under applicable Delaware law, in determining whether the Charter Amendment Proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will be counted and have the same effect as a vote against the proposal.

     The affirmative vote by a majority of the votes cast is required to approve the Share Issuance Proposal. For this purpose, the holders of at least a majority in interest of all outstanding shares of Williams Common Stock must vote on the proposal. Under applicable Delaware law, in determining whether the Share Issuance Proposal has received the requisite number of affirmative votes, abstentions will be counted in tabulating the votes cast and, therefore, will have the same effect as a vote against the Share Issuance Proposal. Broker non-votes will not be counted in tabulating the votes cast. Consequently, while broker non-votes do not have the effect of a vote against the Share Issuance Proposal, they can negatively affect the vote on such proposal if their failure to be counted results in less than a majority of all outstanding shares of Williams Common Stock being voted on such proposal.

     In order for Williams to proceed with the Merger, both the Charter Amendment Proposal and the Share Issuance Proposal must be adopted by the holders of Williams Common Stock as described above. After giving effect to the Stock Dividend, Williams will not have sufficient authorized shares to effect the Merger unless the amendment of the Williams Certificate pursuant to the Charter Amendment Proposal is approved by Williams' stockholders and filed with the Secretary of State of Delaware. See "DESCRIPTION OF CAPITAL STOCK OF WILLIAMS FOLLOWING THE MERGER -- Williams Proposal to Increase Authorized Number of Shares of Williams Common Stock." Moreover, the Merger Agreement requires that the shares of Williams Common Stock to be issued to MAPCO stockholders must be listed on the NYSE. NYSE listing policies require prior stockholder approval of issuances of common stock which would constitute more than 20 percent of the outstanding shares of common stock on a post transaction basis. Former MAPCO stockholders are expected to hold approximately 23 percent of the outstanding shares of Williams Common Stock after giving effect to the Merger.

     Except as described above, the Williams stockholders are not required to approve, and will not be asked to approve, any aspect of the Merger, including the Merger Agreement.

     As of the close of business on the Williams Record Date, Williams' directors and executive officers may be deemed to be the beneficial owners of approximately 3,883,800 outstanding shares (excluding shares underlying stock options) of Williams Common Stock (representing approximately 1.21 percent of the voting power of the Williams Common Stock). It is expected that such directors and executive officers of Williams and their affiliates will vote for approval of the Charter Amendment Proposal and the Share Issuance Proposal.

     Williams knows of no matters to be presented at the Williams Special Meeting, other than those included in the notice to the Williams stockholders. Should any other matter requiring a vote of stockholders arise, including a question of adjourning the meeting, the persons named in the respective proxies will vote thereon according to their best judgment in what they consider the best interests of Williams. The enclosed proxies confer discretionary authority to take action with respect to any additional matters which may come before the meeting.

THE WILLIAMS BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, HAS DETERMINED
 THAT THE MERGER IS IN THE BEST INTERESTS OF WILLIAMS AND ITS STOCKHOLDERS AND
   RECOMMENDS THAT WILLIAMS STOCKHOLDERS VOTE FOR BOTH THE CHARTER AMENDMENT PROPOSAL AND THE SHARE ISSUANCE PROPOSAL. UNLESS THESE PROPOSALS ARE APPROVED,
                        THE MERGER CANNOT BE COMPLETED.

PROXIES

     Shares of Williams Common Stock represented by properly executed proxies received in time for the Williams Special Meeting will be voted at the Williams Special Meeting in the manner specified on such proxies. Proxies that are properly executed but that do not contain voting instructions will be voted FOR the Charter Amendment Proposal and FOR the Share Issuance Proposal. It is not expected that any matter other than approval of such proposals will be brought before the Williams Special Meeting; however, if other matters are properly presented, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matter, including without limitation, any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting.

     The grant of a proxy on the enclosed Williams proxy card does not preclude a stockholder from voting in person at the Williams Special Meeting. A stockholder may revoke a proxy at any time prior to its exercise by (i) delivering, prior to the Williams Special Meeting, to the Secretary of Williams, a written notice of revocation bearing a later date or time than the proxy; (ii) delivering to the Secretary of Williams a duly executed proxy bearing a later date or time than the revoked proxy; or (iii) attending the Williams Special Meeting and voting in person. Attendance at the Williams Special Meeting will not by itself constitute revocation of a proxy. Williams will not adjourn the Williams Special Meeting for a period of time long enough to require the setting of a new record date for such meeting. If an adjournment occurs, it will have no effect on the ability of Williams' stockholders of record as of the Williams Record Date to exercise their voting rights or to revoke any previously delivered proxies.

     Williams will bear the cost of solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Williams and its subsidiaries may solicit proxies from stockholders of Williams by telephone, other electronic means or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Williams Common Stock held of record by such persons, and Williams will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     Williams has retained Morrow & Co. ("Morrow") to assist Williams in the solicitation of proxies from stockholders in connection with the Williams Special Meeting. Morrow will receive a fee which Williams expects will not exceed $12,000 as compensation for its services and reimbursement of its out-of-pocket expenses in connection therewith. Williams has agreed to indemnify Morrow against certain liabilities arising out of or in connection with its engagement.

WHETHER OR NOT YOU ARE ABLE TO ATTEND THE WILLIAMS SPECIAL MEETING, YOUR VOTE BY PROXY IS VERY IMPORTANT. WILLIAMS STOCKHOLDERS ARE ENCOURAGED TO MARK, SIGN AND
 DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

                INFORMATION CONCERNING THE MAPCO SPECIAL MEETING

PURPOSE, TIME AND PLACE

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of MAPCO in connection with the solicitation of proxies by the MAPCO Board from holders of MAPCO Common Stock for use at the MAPCO Special Meeting to be held on February 26, 1998, at 10:00 a.m., local time, at 1800 South Baltimore Avenue, Tulsa, Oklahoma, and at any postponements or adjournments thereof. At the MAPCO Special Meeting, holders of MAPCO Common Stock will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the "MAPCO Stockholder Approval"); and (ii) such other matters as may properly come before the MAPCO Special Meeting.

RECORD DATE; QUORUM; VOTE REQUIRED

     The MAPCO Board has fixed the close of business on January 26, 1998 as the record date for determining the holders of MAPCO Common Stock entitled to notice of, and to vote at, the MAPCO Special Meeting (the "MAPCO Record Date"). Only holders of record of MAPCO Common Stock at the close of business on the MAPCO Record Date will be entitled to notice of, and to vote at, the MAPCO Special Meeting.

     Based on the most recently available information prior to the date of mailing of this Joint Proxy Statement/Prospectus, MAPCO estimates that, at the close of business on the MAPCO Record Date, 55,607,188 shares of MAPCO Common Stock were issued and outstanding and were held by approximately 6,424 holders of record. Holders of record of MAPCO Common Stock are entitled to one vote per share on any matter that may properly come before the MAPCO Special Meeting. Votes may be cast at the MAPCO Special Meeting in person or by proxy. See
"-- Proxies."

     The presence at the MAPCO Special Meeting, either in person or by proxy, of the holders of a majority of the outstanding MAPCO Common Stock entitled to vote is necessary to constitute a quorum of the MAPCO Common Stock in order to transact business at the MAPCO Special Meeting. Abstentions and broker non-votes (i.e., shares held by brokers in street name that are not voted at the MAPCO Special Meeting due to the absence of specific instructions from the beneficial owners thereof) are counted for the purpose of determining the presence of a quorum for the transaction of business. In the event that sufficient shares of MAPCO Common Stock are not present at the MAPCO Special Meeting, such meeting will be adjourned or postponed in order to solicit additional proxies.

     The affirmative vote of the holders of a majority of the outstanding shares of MAPCO Common Stock is required to approve and adopt the Merger Agreement. Under applicable Delaware law, in determining whether the proposal to approve and adopt the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the proposal.

     As of the close of business on the MAPCO Record Date, MAPCO's directors and executive officers may be deemed to be the beneficial owners of approximately 830,231 outstanding shares (excluding shares underlying stock options) of MAPCO Common Stock (representing approximately 1.49% percent of the voting power of the MAPCO Common Stock). It is expected that such executive officers and directors of MAPCO will vote for approval of the Merger Agreement.

     MAPCO knows of no matters to be presented at the MAPCO Special Meeting, other than those included in the notice to MAPCO stockholders. Should any other matter requiring a vote of stockholders arise, including a question of adjourning the meeting, the persons named in the respective proxies will vote thereon according to their best judgment in what they consider the best interests of MAPCO. The enclosed proxies confer discretionary authority to take action with respect to any additional matters which may come before the meeting.

 THE MAPCO BOARD HAS UNANIMOUSLY APPROVED (WITH ONE DIRECTOR ABSENT) THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MAPCO AND
 ITS STOCKHOLDERS AND RECOMMENDS THAT MAPCO STOCKHOLDERS VOTE FOR APPROVAL AND
                ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

PROXIES

     Shares of MAPCO Common Stock represented by properly executed proxies received in time for the MAPCO Special Meeting will be voted at the MAPCO Special Meeting in the manner specified on such proxies. Proxies that are properly executed but that do not contain voting instructions will be voted FOR approval of the Merger Agreement. It is not expected that any matter other than approval of the Merger Agreement will be brought before the MAPCO Special Meeting; however, if other matters are properly presented, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matter, including without limitation, any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting.

     The grant of a proxy on the enclosed MAPCO proxy card does not preclude a stockholder from voting in person at the MAPCO Special Meeting. A stockholder may revoke a proxy at any time prior to its exercise by (i) delivering, prior to the MAPCO Special Meeting, to Harris Trust Company of New York, a written notice of revocation bearing a later date or time than the proxy; (ii) delivering to the Secretary of MAPCO a duly executed proxy bearing a later date or time than the revoked proxy; or (iii) attending the MAPCO Special Meeting and voting in person. Attendance at the MAPCO Special Meeting will not by itself constitute revocation of a proxy. MAPCO will not adjourn the MAPCO Special Meeting for a period of time long enough to require the setting of a new record date for such meeting. If an adjournment occurs, it will have no effect on the ability of MAPCO stockholders of record as of the MAPCO Record Date to exercise their voting rights or to revoke any previously delivered proxies.

     The MAPCO proxy card also constitutes voting instructions for plan participants to Bankers Trust, Trustee for the MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan. All non-voted shares will not be voted. Shares held in the LESOP unallocated account will be voted in the same proportion as allocated shares for which timely instructions were received. Plan participants are encouraged to submit votes early as it may not be possible for the trustee to vote instructions received after February 23, 1998.

     MAPCO will bear the cost of solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of MAPCO and its subsidiaries may solicit proxies from stockholders of MAPCO by telephone, other electronic means or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and MAPCO will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     In addition, MAPCO has retained D.F. King & Co., Inc. ("D.F. King") to assist MAPCO in the solicitation of proxies from stockholders in connection with the MAPCO Special Meeting. D.F. King will receive a fee which MAPCO expects will not exceed $15,000 as compensation for its services and reimbursement of its out-of-pocket expenses in connection therewith. MAPCO has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.

     MAPCO stockholders should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of stock certificates will be mailed by Williams to former MAPCO stockholders as soon as practicable after the consummation of the Merger.

  WHETHER OR NOT YOU ARE ABLE TO ATTEND THE MAPCO SPECIAL MEETING YOUR VOTE BY PROXY IS VERY IMPORTANT. MAPCO STOCKHOLDERS ARE ENCOURAGED TO MARK, SIGN AND
 DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

                              THE MERGER AGREEMENT

GENERAL

     The Merger Agreement contemplates the merger of Sub with and into MAPCO, with MAPCO continuing as the Surviving Corporation and becoming a wholly-owned subsidiary of Williams. The following is a description of the material terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Capitalized terms in this section have the meanings assigned to them in the Merger Agreement. All stockholders of MAPCO and Williams are urged to read carefully the Merger Agreement in its entirety.

CLOSING; EFFECTIVE TIME

     The closing of the Merger (the "Closing") will take place at 10:00 a.m. on the closing date, which will be no later than the second day after satisfaction or waiver of the conditions set forth in the Merger Agreement, unless another time or date is agreed to by Williams and MAPCO (the "Closing Date"). The Closing will be held at such location in Tulsa, Oklahoma, as is agreed to by the parties.

     Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, the parties will consummate the Merger by filing a Certificate of Merger or other appropriate documents with the Secretary of State of Delaware. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as Williams and MAPCO may agree and specify in the Certificate of Merger.

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

     Pursuant to the Merger Agreement, the Certificate of Incorporation of MAPCO (the "MAPCO Certificate") will be amended to read in its entirety like the certificate of incorporation of Sub, except that it will indicate that the name of the Surviving Corporation is MAPCO Inc., and, as so amended, will be the amended Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

SURVIVING CORPORATION BY-LAWS

     Pursuant to the Merger Agreement, the By-Laws of Sub, as in effect immediately prior to the Effective Time, will become the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

DIRECTORS AND OFFICERS

     The directors and officers of Sub will become the directors and officers of the Surviving Corporation.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     Conversion of MAPCO Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of MAPCO Common Stock, each issued and outstanding share of MAPCO Common Stock (other than shares to be canceled as described below) and each associated MAPCO Right, will be converted into the right to receive 1.665 validly issued, fully paid and nonassessable shares of Williams Common Stock and .555 Williams Rights.

     Each share of MAPCO Common Stock owned by MAPCO as treasury stock will be automatically cancelled and retired at the Effective Time and will cease to exist, and no Williams Common Stock or other consideration will be delivered in exchange therefor.

     As of the Effective Time, shares of MAPCO Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a stock certificate representing shares of MAPCO Common Stock will cease to have any rights with respect thereto, except the right to receive Williams Common Stock in accordance with the Exchange Ratio and any associated dividends or other distributions as described below, and any cash in lieu of fractional shares of Williams Common Stock to be issued or paid in consideration therefor, upon surrender of such certificate in accordance with the terms of the Merger Agreement.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     At or prior to the Effective Time, Williams will deposit, or cause to be deposited, with First Chicago Trust Company of New York (the "Exchange Agent"), for the benefit of the holders of MAPCO Common Stock, certificates representing Williams Common Stock (and cash in lieu of fractional shares, if applicable) to be issued in the Merger.

     As soon as is practicable after the Effective Time, the Exchange Agent will mail a form of transmittal letter to the holders of certificates representing shares of MAPCO Common Stock. The form of transmittal letter will contain instructions with respect to the surrender of such certificates in exchange for shares of Williams Common Stock (and cash in lieu of fractional shares of Williams Common Stock, if applicable).

     MAPCO STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT EXCEPT WITH A TRANSMITTAL FORM WHICH WILL BE PROVIDED TO MAPCO STOCKHOLDERS FOLLOWING THE EFFECTIVE TIME.

     No dividends or other distributions declared with respect to Williams Common Stock with a record date after the Effective Time will be paid to the holder of any certificate representing shares of MAPCO Common Stock until such certificate has been surrendered for exchange. Holders of certificates representing shares of MAPCO Common Stock will be paid the amount of dividends or other distributions with a record date after the Effective Time upon surrender of such certificates, without any interest thereon.

     No certificates or scrip representing fractional shares of Williams Common Stock will be issued upon the surrender for exchange of stock certificates for MAPCO Common Stock and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Williams. As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (A) the number of whole shares of Williams Common Stock delivered to the Exchange Agent by Williams pursuant to the Merger Agreement over (B) the aggregate number of whole shares of Williams Common Stock to be distributed to former holders of MAPCO Common Stock pursuant to the Merger Agreement (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent will sell the Excess Shares at then-prevailing prices on the NYSE. The Exchange Agent will determine the portion of the proceeds from the sale of such Excess Shares to which each former holder of MAPCO Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of MAPCO Common Stock is entitled (after taking into account all shares of MAPCO Common Stock held of record at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of MAPCO Common Stock are entitled. Notwithstanding the foregoing, Williams may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments herein above contemplated, to pay each former holder of MAPCO Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of MAPCO Common Stock held of record at the Effective Time by such holder) would otherwise be entitled by (B) the closing price of the Williams Common Stock as reported on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) on the Closing Date.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain customary mutual representations and warranties by each of Williams and MAPCO relating to, among other things, (i) corporate organization, structure and power;

(ii) subsidiaries; (iii) capitalization; (iv) authorization, execution, delivery, performance and enforceability of, required consents, approvals, orders and authorizations of governmental authorities relating to, and noncontravention of certain agreements as a result of, the Merger Agreement; (v) documents filed with the SEC, the accuracy of information contained therein and the absence of undisclosed liabilities; (vi) the accuracy of information supplied by each in connection with the Registration Statement; (vii) absence of material changes or events with respect to each since January 1, 1997; (viii) compliance with applicable laws and the status of threatened or pending litigation; (ix) matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (x) tax matters; (xi) required stockholder votes in connection with the Merger Agreement; (xii) treatment of the Merger as a pooling of interests for accounting purposes; (xiii) engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the Merger Agreement; and (xiv) ownership by Williams of MAPCO Common Stock and ownership by MAPCO of Williams Common Stock.

     The Merger Agreement contains certain additional representations and warranties by MAPCO relating to: (i) certain material contracts; (ii) the fact that the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby will not enable or require the MAPCO Rights to be exercised or distributed; (iii) satisfaction of the requirements of Delaware's takeover statute and the inapplicability of other state takeover statutes in connection with the Merger; (iv) environmental matters; (v) derivative transactions; (vi) the maintenance of the condition of assets; (vii) absence of changes in benefit plans and (vii) the receipt of a fairness opinion in relation to the Merger.

CONDUCT OF BUSINESS

     Pursuant to the Merger Agreement, MAPCO has agreed that, except for certain exceptions, as otherwise expressly contemplated by the Merger Agreement or as consented to by Williams in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of the Merger Agreement to the Effective Time, MAPCO will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, to use reasonable efforts to preserve intact their respective current business organizations, use reasonable efforts to keep available the services of their current officers and other employees and use reasonable efforts to preserve their relationships with those persons having business dealings with MAPCO or any of its subsidiaries.

     Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of the Merger Agreement to the Effective Time, MAPCO has agreed that it will not, and will not permit any of its subsidiaries (except as specifically set forth in the Merger Agreement or in MAPCO's disclosure schedule thereto) to:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of MAPCO to its parent, or regularly scheduled dividends by a subsidiary that is partially owned by MAPCO or any of its subsidiaries, provided that MAPCO or any such subsidiary receives or is to receive its proportionate share thereof, (a) declare, set aside, or pay any dividends on, or make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of MAPCO's capital stock (except for quarterly cash dividends on MAPCO Common Stock at a rate not in excess of the amount per share paid in MAPCO's last dividend paid before November 23, 1997); (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except for issuances of MAPCO Common Stock upon the exercise of MAPCO Stock Options under employee incentive or benefit plans, programs or arrangements and non-employee director plans currently maintained by MAPCO ("MAPCO Stock Plans") that are, in each case, outstanding as of the date of the Merger Agreement in accordance with their present terms; or (c) purchase, redeem or otherwise acquire any shares of capital stock of MAPCO or its subsidiaries or any other securities thereof or any rights, warrants, or options to acquire any such shares or other securities other than pursuant to equity put rights of MAPCO and for withholding under MAPCO benefits plans;

          (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of MAPCO Common Stock upon the exercise of MAPCO Stock Options, in each case, outstanding as of the date of the Merger Agreement in accordance with their present terms);

          (iii) in the case of MAPCO or any of its significant subsidiaries, amend their certificates of incorporation, by-laws or other comparable organizational documents or amend the MAPCO Rights Agreement;

          (iv) acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise) which, together with all such acquisitions, involves the payment of consideration having a value in excess of $100 million;

          (v) sell, lease, joint venture, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets that are material in relation to MAPCO and its subsidiaries taken as a whole (including securitizations), other than the sale of inventory in the ordinary course of business and except in connection with borrowings under existing credit facilities or lines of credit in accordance with the terms of such facilities or lines as of the date of the Merger Agreement;

          (vi) except for borrowings under existing credit facilities or lines of credit, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person; or make any loans, advances or capital contributions to any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice or except as attributable to the execution of the Merger Agreement and the transactions contemplated thereby;

          (vii) change its methods of accounting (or underlying assumptions) in effect at December 31, 1996, except as required by changes in generally accepted accounting principles or law or regulation or as discussed in the documents filed with the SEC, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1996, except as required by changes in law or regulation;

          (viii) fail to observe certain policies, practices or procedures relating to physical and derivative trading transactions;

          (ix) create, renew, amend, terminate or cancel, or take any other action that could reasonably be expected to result in the creation, renewal, amendment, termination or cancellation of any material contracts in a manner which would reasonably be expected to be materially adverse to MAPCO;

          (x) enter into any new capital commitments or increase any existing capital commitments in an aggregate amount in excess of $15 million; provided, however, that in no event will MAPCO enter into capital expenditure commitments with respect to three projects identified in the Disclosure Schedule to the Merger Agreement without having first consulted with Williams as to such capital expenditures;

          (xi) (A) grant MAPCO Stock Options, (B) grant to any current or former director, executive officer or other key employee any increase in compensation, bonus or other benefits (other than increases in base salary in the ordinary course of business consistent with past practice or arising due to a promotion or other change in status and consistent with generally applicable compensation practices), (C) grant to any such current or former director, executive officer or other employee any increase in severance or termination pay, (D) amend or adopt any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or employee, or (E) amend, adopt or terminate any MAPCO benefit plan, except as may be required to retain qualification of any such plan under Section 401(a) of the Code;

          (xii) except (A) pursuant to agreements or arrangements in effect on the date the Merger Agreement was executed, or (B) for dividends paid in accordance with clause (i) above, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or purchase any properties or assets or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or the immediate family members or associates of any of its officers or directors, other than payment of compensation at current salary, incentive compensation, bonuses and properly authorized business expenses in the ordinary course of business, in each case, consistent with past practice; or

          (xiii) authorize, or commit or agree to take, any of the foregoing actions.

     Pursuant to the Merger Agreement, Williams has agreed that it will not, and will not permit any of its subsidiaries (except as specifically set forth in the Merger Agreement or on Williams' disclosure schedule thereto) to:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Williams to its parent, or regularly scheduled dividends by a subsidiary that is partially owned by Williams or any of its subsidiaries, provided that Williams or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for regular quarterly cash dividends on Williams Common Stock at a rate per share not in excess of $.15, and regular dividend payments on certain preferred stock of Williams, in accordance with the terms of such preferred stock), (y) split, combine or reclassify any of its capital stock or any other voting securities (or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities or convertible securities) or issue or authorize the issuance of any other securities in respect of any thereof, in lieu of any thereof or in substitution for any thereof (other than (A) issuances of Williams Common Stock upon the exercise of employee or director stock options, deferred or restricted stock awards or other rights to purchase or receive Williams Common Stock granted under Williams' stock-based plans (the "Williams Stock Options") that are, in each case, (1) outstanding as of the date of the execution of the Merger Agreement in accordance with their present terms, or (2) issued in accordance with the terms of any Williams benefit plan in a manner generally consistent with past practices, (B) issuances of Williams Common Stock upon conversion of Williams' $3.50 Cumulative Convertible Preferred Stock (the "Williams Convertible Preferred Stock") and Williams' 6% Convertible Subordinated Debentures, Due 2005 (the "Williams Convertible Debentures" and, together with the Williams Convertible Preferred Stock, the "Williams Convertible Securities"), (C) issuances of Williams Common Stock upon exercise of warrants of Williams or
     (D) issuances of Williams Common Stock pursuant to the Stock Dividend or
     (z) purchase, redeem or otherwise acquire for greater than fair value any shares of capital stock of Williams or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except in accordance with the terms of existing obligations of Williams or any of its subsidiaries;

          (ii) issue, deliver or sell any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (A) issuances of Williams Common Stock permitted under the terms of the Merger Agreement, (B) issuances of securities for fair value, (C) issuances of securities in connection with the acquisition of businesses in the energy or communications industries, or (D) issuances of Williams Common Stock in an amount aggregating not more than 5 percent of the number of presently outstanding shares of Williams Common Stock in connection with acquisitions of businesses in industries other than the energy or communications industries;

          (iii) in the case of Williams or any of its significant subsidiaries, amend their certificates of incorporation, by-laws or other comparable organizational documents or the Williams Rights Agreement, in each case in a manner adverse to MAPCO; or

          (iv) authorize, commit or agree to take, any of the foregoing actions.

NO SOLICITATION

     The Merger Agreement provides that MAPCO will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial adviser, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action designed to facilitate, any inquiries or the making of any Takeover Proposal (as defined below) or (ii) participate in any substantive discussions or negotiations regarding any Takeover Proposal; provided, however, that if and to the extent that, at any time prior to the adoption of the Merger Agreement by MAPCO stockholders at the MAPCO Special Meeting, the MAPCO Board determines in good faith, after consultation with outside counsel, that its failure to do so could reasonably be expected to result in a breach of its fiduciary duties to its stockholders under applicable law, MAPCO may, in response to any Takeover Proposal which was not solicited by it and which did not otherwise result from a breach of this provision of the Merger Agreement, (a) furnish information with respect to MAPCO and its subsidiaries to any person making a Takeover Proposal pursuant to a customary confidentiality agreement (as determined by MAPCO based on the advice of its outside counsel) and (b) participate in negotiations regarding such Takeover Proposal. For purposes of the Merger Agreement, a "Takeover Proposal" means (1) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 30 percent or more of the net revenues, net income or assets of MAPCO and its subsidiaries, taken as a whole, or 30 percent or more of any class of equity securities of MAPCO, (2) any tender offer or exchange offer that if consummated would result in any person beneficially owning 30 percent or more of any class of any equity securities of MAPCO or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving MAPCO (or any subsidiary of MAPCO whose business constitutes 30 percent or more of the net revenues, net income or the assets of MAPCO and its subsidiaries, taken as a whole), other than the transactions contemplated by the Merger Agreement.

     The Merger Agreement also provides that, except as expressly permitted thereby, neither the MAPCO Board, nor any committee thereof, will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Williams, the approval or recommendation by the MAPCO Board or such committee of the Merger or the Merger Agreement, (ii) approve or recommend or propose publicly to approve or recommend any Takeover Proposal or (iii) cause MAPCO to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal (an "Acquisition Agreement"). Notwithstanding the foregoing, in the event that prior to the adoption of the Merger Agreement by MAPCO stockholders at the MAPCO Special Meeting, the MAPCO Board, to the extent that it determines in good faith, after consultation with outside counsel, that, in light of a Superior Proposal (as defined below) its failure to do so could reasonably be expected to result in a breach of its fiduciary duties to the MAPCO stockholders under applicable law, may terminate the Merger Agreement, solely in order to enter into an Acquisition Agreement with respect to any Superior Proposal, but only at a time that is after the third business day following Williams' receipt of written notice advising Williams that the MAPCO Board is prepared to accept a Superior Proposal specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal with respect to a transaction which the MAPCO Board determines in its good faith judgment, based on the advice of an investment banking firm of national reputation and after consultation with outside counsel, to be more favorable to MAPCO stockholders than the Merger. Under certain circumstances, MAPCO must pay Williams up to $75 million in termination fees. See "-- Termination" and "-- Termination Fees."

DIRECTORS OF WILLIAMS

     The Merger Agreement provides that promptly after the Effective Time, Williams shall use all reasonable efforts to cause two persons mutually agreed upon by Williams and MAPCO to be elected to the Williams Board.

MAPCO STOCK-BASED AWARDS

     Pursuant to the Merger Agreement, after the MAPCO Stockholder Approval but prior to the Effective Time of the Merger, each outstanding MAPCO Stock Option will be deemed exercisable and converted into a right to receive that number of shares of Williams Common Stock determined below. For each holder, the value of each MAPCO Stock Option (the "Adjusted Fair Value") shall equal 102 percent of the excess of (i) the closing price of a share of Williams Common Stock on the date on which the MAPCO Stockholder Approval is obtained (the "Closing Value"), multiplied by the Exchange Ratio, over (ii) the per share exercise price of each such MAPCO Stock Option. The number of shares of Williams Common Stock issuable to each such holder (the "Settlement Shares") shall be equal to the quotient of
(A) the Adjusted Fair Value divided by (B) the Closing Value, and shall represent the fair settlement value of all rights thereunder. See "THE PROPOSED MERGER -- Interests of Certain Persons in the Merger."

     Williams has agreed to establish a mechanism whereby each holder of MAPCO Stock Options permitted to sell Settlement Shares without registration under the Securities Act can convert a portion of the Settlement Shares to cash through open market sales of such Settlement Shares to be effected by a broker selected by Williams, to the extent necessary to satisfy the minimum withholding tax obligation with respect to such holder; provided, however, that, if Williams' and MAPCO's accountants conclude that it will not prevent the transactions contemplated by the Merger Agreement from being eligible to qualify as a pooling of interests, such mechanism shall also be made available to such holders for any Settlement Shares in excess of the number of shares necessary to satisfy such tax withholding. Williams has agreed to, at least 10 days prior to the Effective Time, identify the person to whom such holders may direct sales orders and Williams has agreed to deliver (or cause the Exchange Agent to deliver) the aggregate number of shares of Williams Common Stock subject to all such sales orders received prior to the Effective Time to the broker as soon as practicable thereafter, but no later than five business days after the Effective Time. Each holder will be responsible for the payment of commissions related to such sales, which shall be deducted from the proceeds of such sales.

MAPCO EMPLOYEE BENEFIT PLANS

     Pursuant to the Merger Agreement, except as set forth in the third sentence of this paragraph, from and for a period of at least one year after the Effective Time, Williams has agreed to provide or cause the Surviving Corporation to provide each employee of MAPCO and its subsidiaries (the "MAPCO Employees") and any former employee of MAPCO or its subsidiaries entitled to receive benefits under a MAPCO benefit plan (the "MAPCO Benefit Plans") at the Effective Time (the "Former MAPCO Employees") either: (i) substantially similar benefits to those provided under the applicable MAPCO Benefits Plans; or (ii) the same benefits Williams provides to its similarly situated employees or former employees; or (iii) benefits which meet the requirements of clause (i) for a portion of the one year period and which meet the requirements of clause
(ii) for the remainder of such one year period. For purposes of eligibility to participate and vest in its Benefit Plans, Williams has agreed to recognize service with MAPCO and its subsidiaries prior to the Effective Time. From and for a period of at least one year after the Effective Time, Williams has agreed to maintain or cause the Surviving Corporation to maintain MAPCO's Pension Plan (the "MAPCO Pension Plan") with benefit accruals no less favorable than those on the date of the Merger Agreement. Each MAPCO Employee shall be eligible to participate in the MAPCO Pension Plan in accordance with its terms. Notwithstanding the foregoing, the Merger Agreement provides that nothing shall prohibit Williams or the Surviving Corporation from merging or consolidating the MAPCO Pension Plan with any other defined benefit plan maintained by Williams or the Surviving Corporation. The Merger Agreement further provides that, on and after the Effective Time, Williams or the Surviving Corporation may cause the MAPCO Benefit Plans to provide that MAPCO Employees and Former MAPCO Employees shall no longer participate in any of the MAPCO Benefit Plans; provided, however, that Williams has agreed to honor or assume, or cause the Surviving Corporation to honor or assume, the obligation of MAPCO under each MAPCO Benefit Plan (including, without limitation, plans for the benefit of directors of MAPCO) with respect to vested benefits at the Effective Time. On and for a period of one year after the Effective Time, MAPCO Employees will be eligible for severance benefits under a schedule agreed to by MAPCO and Williams and set forth in the Disclosure Schedule to the Merger Agreement. For purposes of determining the amount of benefits to be paid to a MAPCO Employee from the severance plan, years of service with MAPCO, and its subsidiaries, Williams and the Surviving Corporation will be counted.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Each party's obligation to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (i) obtaining MAPCO Stockholder Approval (See "INFORMATION CONCERNING THE MAPCO SPECIAL MEETING -- Record Date; Quorum; Vote Required") and Williams Stockholder Approval (See "INFORMATION CONCERNING THE WILLIAMS SPECIAL MEETING -- Record Date; Quorum; Vote Required)";

          (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having expired or been terminated;

          (iii) other than the filing with the Secretary of State of Delaware described under "-- Closing; Effective Time" and filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") required of MAPCO, Williams or any of their subsidiaries to consummate the Merger and the other transactions contemplated thereby, the failure of which to be obtained or taken is reasonably expected to have a material adverse effect on Williams and its prospective subsidiaries, taken as a whole, having been obtained or made;

          (iv) no judgment, order, decree, statute, law, ordinance, rule or regulation enacted, entered, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") being in effect (a) preventing the consummation of the Merger, or (b) which otherwise is reasonably likely to have a material adverse effect on MAPCO or Williams, as applicable; provided, however, that each of the parties shall have used its reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated therein, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity or any Restraint vacated or reversed;

          (v) the Registration Statement having become effective under the Securities Act prior to the mailing of this Joint Proxy
     Statement/Prospectus by MAPCO and Williams to their respective stockholders and not being the subject of any stop order entered by the SEC or any SEC proceedings seeking a stop order;

          (vi) the shares of Williams Common Stock issuable to MAPCO stockholders pursuant to the Merger having been approved for listing on the NYSE and the PSE, subject to official notice of issuance; and

          (vii) Williams and MAPCO each having received letters, dated as of the Closing Date, from their independent accountants stating that no conditions exist that would preclude MAPCO and Williams, respectively, from being a party to a business combination to be accounted for as a pooling of interests.

     In addition, each party's obligation to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

          (i) the representations and warranties of the other party to the Merger Agreement set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality," "material adverse change" or "material adverse effect," as such terms are defined below), does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such other party;

          (ii) the other party to the Merger Agreement having performed all obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date in all material respects, it being agreed that a failure of MAPCO to make certain payments to certain of its executives as required by the Merger Agreement shall be deemed to be a material breach with the effect that Williams shall not be obligated to complete the Merger;

          (iii) there having been no material adverse change relating to either party at any time after the date of the Merger Agreement; and

          (iv) Williams and MAPCO having received from their respective legal counsel, Jones, Day, Reavis & Pogue and Debevoise & Plimpton, on the Closing Date, opinions dated as of such date to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that Williams, MAPCO and Sub will each be a party to such reorganization within the meaning of Section 368(b) of the Code. See "THE PROPOSED MERGER -- Federal Income Tax Consequences of the Merger."

     Williams' obligation to effect the Merger is also subject to it being satisfied in its sole discretion that the Discovery Waiver shall have been obtained by MAPCO.

     Subject to certain limited exceptions specified in the Merger Agreement, a "material adverse change" or "material adverse effect" means, when used in connection with Williams or MAPCO, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of Williams or MAPCO and their respective subsidiaries taken as a whole, other than changes relating to the U.S. economy or securities markets in general, to the Merger Agreement or the announcement thereof, to the natural resources industry in general, to the resignation of officers or employees of Williams or MAPCO, or to changes in GAAP.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time and (except as described under "-- No Solicitation") whether before or after the MAPCO Stockholder Approval or the Williams Stockholder Approval:

          (i) by mutual written consent of Williams and MAPCO;

          (ii) by either Williams or MAPCO:

             (a) if the Merger has not been consummated by June 30, 1998; provided that such right to terminate the Merger Agreement will not be available to any party whose failure to perform any of its obligations under the Merger Agreement has resulted in the failure of the Merger to be consummated by such date; provided, however, that the Merger Agreement may be extended not more than 60 days by either party by written notice to the other party if the Merger has not been consummated as a direct result of the conditions described in clauses (ii) or (iii) of the first paragraph under "-- Conditions to the Consummation of the Merger" failing to have been satisfied and the extending party reasonably believes that the relevant approvals will be obtained during such extension period;

             (b) if the MAPCO Stockholder Approval has not been obtained at the MAPCO Special Meeting or at any adjournment or postponement thereof;

             (c) if the Williams Stockholder Approval shall not have been obtained at the Williams Special Meeting or at any adjournment or postponement thereof; or

             (d) if any Restraints having the effects set forth in clause (iv) of the first paragraph under "-- Conditions to the Consummation of the Merger" are in effect and have become final and nonappealable;

          (iii) by Williams, on the one hand, or MAPCO, on the other hand, if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants, or other agreements contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of those conditions to the Merger described in clauses (i) and (ii) of the second paragraph under

     "-- Conditions to the Consummation of the Merger," and which breach is incapable of being cured by the party in breach, or is not cured within 30 days of written notice thereof (provided that the other party is not also in breach);

          (iv) by MAPCO, in accordance with the second sentence of the second paragraph under "-- No Solicitation;"

          (v) by Williams if (i) the MAPCO Board or any committee thereof shall have withdrawn or modified its approval or recommendation of the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or
     (ii) the MAPCO Board shall have resolved to do any of the foregoing; or

          (vi) by Williams if MAPCO or any of its officers, directors, representatives or agents shall take any of the actions proscribed under "-- No Solicitation" (but for the exceptions therein allowing certain actions to be taken pursuant to the proviso to the first sentence of the first paragraph and the second sentence of the second paragraph) in a manner that would result in a material breach thereof.

TERMINATION FEES

     The Merger Agreement provides that:

          (i) if MAPCO terminates the Merger Agreement pursuant to paragraph
     (iv) under "-- Termination" or, after November 23, 1997 but prior to any termination of the Merger Agreement, MAPCO or the MAPCO Board takes any action to make the MAPCO Rights Agreement inapplicable (through termination or otherwise) to any person other than Williams, Sub or another wholly owned subsidiary of Williams, then MAPCO shall pay Williams $75 million concurrently with such termination;

          (ii) if (A) a Pre-Termination Takeover Proposal Event (as defined below) occurs and thereafter the Merger Agreement is terminated by (a) either MAPCO or Williams because the MAPCO stockholders do not approve the Merger, (b) Williams for the reasons set forth in clauses (v) and (vi) under "-- Termination" above, or (c) MAPCO for the reasons set forth in clause (ii)(b) under "-- Termination" above and (B) prior to the date that is 12 months after the date of such termination MAPCO enters into an Acquisition Agreement, then MAPCO shall (1) promptly, but in no event later than two business days after the date such Acquisition Agreement is entered into, pay Williams $25 million, and (2) promptly, but in no event later than two business days after the date the transactions set forth in such Acquisition Agreement (or any other Acquisition Agreement entered into within 12 months after November 23, 1997) are consummated, pay Williams an additional $50 million;

          (iii) if the Merger is terminated under the circumstances contemplated by clause (ii) immediately above, MAPCO shall promptly pay upon Williams' request all reasonable out-of-pocket expenses incurred by Williams in connection with the Merger Agreement and the transactions contemplated thereby (such expenses not to exceed $7.5 million in the aggregate), which shall be credited against any termination fee payable pursuant to such clause (ii); and

          (iv) In the event that the Merger Agreement is terminated pursuant to clause (ii)(c) under "-- Termination" above, (A) if the Share Issuance Proposal is approved but the Charter Amendment Proposal is not approved, Williams shall promptly, but in no event later than five business days after the date of such termination, pay MAPCO a fee equal to $75 million, by wire transfer of same day funds or (B) if the Share Issuance Proposal is not approved, Williams shall promptly pay upon MAPCO's request all reasonable out-of-pocket expenses incurred by MAPCO in connection with the Merger Agreement and the transactions contemplated thereby (such expenses not to exceed $7.5 million in the aggregate).

     Under the Merger Agreement, a "Pre-Termination Takeover Proposal Event" is deemed to have occurred if a Takeover Proposal shall have been made public or if any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and shall not have withdrawn such proposal at the time of the action giving rise to termination.

     The Merger Agreement further provides that if MAPCO or Williams, as the case may be, should fail to pay an amount due to be paid by it pursuant to paragraphs (i), (ii), (iii) or (iv) above, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the defaulting party, then the defaulting party will pay the costs and expenses (including attorneys' fees and expenses) in connection with such suit.

EXPENSES

     Subject to the provisions set out in "Termination Fees" above, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the parties thereto at any time before or after the Williams Stockholder Approval and the MAPCO Stockholder Approval; provided, however, that, after any such approvals, there will not be made any amendment that by law requires further approval by Williams or MAPCO without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     At any time prior to the Effective Time, a party may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (iii) subject to the proviso of the first sentence of the immediately preceding paragraph, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

GOVERNING LAW

     The Merger Agreement is governed by the laws of the State of Delaware.

           COMPARISON OF RIGHTS OF STOCKHOLDERS OF WILLIAMS AND MAPCO

     The rights of MAPCO stockholders are currently governed by the Delaware General Corporation Law (the "DGCL") and the Restated Certificate of Incorporation and the By-Laws of MAPCO (the "MAPCO Certificate" and the "MAPCO By-Laws," respectively). The rights of Williams stockholders are currently governed by the DGCL and the Williams Certificate and the By-Laws of Williams (the "Williams By-Laws"). In accordance with the Merger Agreement, at the Effective Time, each issued and outstanding share of MAPCO Common Stock (other than treasury shares) will be converted into the right to receive 1.665 shares of Williams Common Stock and .555 associated preferred stock purchase rights. Accordingly, upon consummation of the Merger, the rights of Williams stockholders and MAPCO stockholders who become stockholders of Williams in the Merger will be governed by the DGCL, the Williams Certificate and the Williams By-Laws. The following are summaries of the material differences between the current rights of MAPCO stockholders and the rights of Williams stockholders.

     The following discussion is not intended to be complete and is qualified by reference to the MAPCO Certificate, the MAPCO By-Laws, the Williams Certificate and the Williams By-Laws. Copies of these documents are exhibits to Williams' and MAPCO's Annual Reports on Form 10-K, which are incorporated by reference herein and will be sent to stockholders of Williams and MAPCO, respectively, upon request.

     Unless otherwise set forth herein, the material rights of MAPCO stockholders and Williams stockholders are identical.

AUTHORIZED CAPITAL

     The authorized capital stock of MAPCO consists of 115,000,000 shares of a MAPCO Common Stock, of which MAPCO estimates there were 55,607,188 shares outstanding as of the MAPCO Record Date, and 1,000,000 authorized shares of MAPCO Preferred Stock, of which 175,000 shares are designated as MAPCO Series A Junior Participating Preferred Stock, which are reserved for issuance in connection with the MAPCO Rights Agreement. The authorized capital stock of Williams consists of 480,000,000 shares of Williams Common Stock and 30,000,000 shares of preferred stock, par value $1.00 per share (the "Williams Preferred Stock"), of which 2,500,000 shares have been designated as $3.50 Cumulative Convertible Preferred Stock (the "Williams $3.50 Preferred Stock") and 1,600,000 shares have been designated as Series A Junior Participating Preferred Stock, which are reserved for issuance under the Williams Rights Agreement. As of the Williams Record Date, Williams estimates there were 320,433,362 shares of Williams Common Stock outstanding and 2,497,472 shares of Williams $3.50 Preferred Stock issued and outstanding.

     In the fourth quarter of 1997, both Williams and MAPCO took action to terminate their previously authorized common stock repurchase programs.

BOARD OF DIRECTORS

     MAPCO. Pursuant to the MAPCO Certificate, the number of directors of MAPCO will not be less than three nor more than twelve, with the precise number to be nine unless otherwise fixed from time to time by the MAPCO Board. The current number of MAPCO directors is eleven. The MAPCO Certificate and MAPCO By-Laws provide for the MAPCO Board to be divided into three classes, each of which is to be composed as nearly as possible of one-third of the directors. The MAPCO directors are elected for three-year terms by a plurality of the votes of the shares present or represented by proxy at the annual stockholders meeting. A quorum at any meeting of the MAPCO Board consists of a majority of the total number of directors, and a majority of the quorum present is required to approve any action of the MAPCO Board.

     Williams. Pursuant to the Williams Certificate, the number of directors of Williams will not be less than five nor more than seventeen, with the precise number to be fixed from time to time by the Williams Board. The current number of Williams directors is twelve. The Williams Certificate and Williams By-Laws provide for the Williams Board to be divided into three classes, each of which is to be composed as nearly as possible of one-third of the directors. The Williams directors are elected for three-year terms by a plurality of the votes of the shares present or represented by proxy at the annual stockholders meeting. A quorum at any meeting of the Williams Board consists of a majority of the total number of Williams directors, and majority of the quorum present is required to approve any action of the Williams Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     MAPCO. Pursuant to the MAPCO By-Laws, the MAPCO Board shall, by a majority vote of all of the MAPCO directors, designate an Executive Committee. The MAPCO Board may appoint such other committees as it deems desirable. The MAPCO Board currently has an Executive Committee, an Audit Committee, a Compensation Committee, a Governance Committee and a Finance Committee.

     Williams. Pursuant to the Williams By-Laws, the Williams Board may designate one or more committees. The Williams Board currently has an Executive Committee, an Audit Committee, a Nominating Committee and a Compensation Committee.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     MAPCO. Pursuant to the MAPCO By-Laws, newly created directorships and vacancies on the MAPCO Board may be filled by a majority of MAPCO directors then in office, though less than a quorum, unless so filled by election by the stockholders at a meeting called for the purpose by notice given prior to such action by the directors.

     Williams. Pursuant to the Williams By-Laws, vacancies and newly created directorships resulting from an increase in the number of Williams directors may be filled by a majority of the directors then in office, even if less than a quorum, or a sole remaining director.

REMOVAL OF DIRECTORS

     MAPCO. Neither the MAPCO Certificate nor the MAPCO By-Laws includes a provision setting forth the procedure for the removal of directors. Under the DGCL, any director or the entire board of directors of a corporation whose board is classified may be removed only for cause by the affirmative vote of holders of a majority of shares then entitled to vote at an election of directors.

     Williams. The Williams Certificate provides that a Williams director may be removed only for cause and by the affirmative vote of the holders of 75 percent of the voting power of all shares of Williams outstanding stock entitled to vote for such director's election.

OFFICERS

     MAPCO. Pursuant to the MAPCO By-Laws, the MAPCO Board shall elect a Chairman (to be designated as MAPCO's chief executive officer), a President, one or more Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, a Secretary, a Treasurer, a Controller, and such other officers as may be appointed by the MAPCO Board. Under the MAPCO By-Laws, an officer may be removed at any time by the affirmative vote of a majority of the MAPCO Board.

     Williams. Pursuant to the Williams By-Laws, Williams' officers shall include a President, a Secretary, a Treasurer, and at the discretion of the Board may include a Chairman of the Board, one or more Vice Presidents and such other officers as may be elected or appointed by the Williams Board. Officers may be removed at any time by a majority of the Williams Board.

SPECIAL MEETINGS OF STOCKHOLDERS

     MAPCO. Pursuant to the MAPCO By-Laws, a special meeting of MAPCO stockholders may be called by resolution of the MAPCO Board or by the Chairman of the Board.

     Williams. Pursuant to the Williams By-Laws, a special meeting of Williams' stockholders may be called by either the Chairman of the Board, if one has been elected, or the President, and shall be called by either such officer or the Secretary at the request in writing of (i) a majority of the Board of Directors, or (ii) the stockholders owning of record at least a majority in number of the issued and outstanding shares of stock of Williams entitled to vote.

QUORUM AT STOCKHOLDER MEETINGS

     MAPCO. Pursuant to the MAPCO By-Laws, the holders of a majority of the issued and outstanding stock entitled to vote thereat, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

     Williams. Pursuant to the Williams By-Laws, the holders of a majority of the shares issued and outstanding and entitled to vote, present in person or by proxy, shall generally constitute a quorum at all stockholder meetings.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     MAPCO. Pursuant to the MAPCO By-Laws, stockholders may take any action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     Williams. Pursuant to the Williams Certificate, stockholders may take any action, except election of directors, which may be taken at any annual or special meeting of stockholders without a meeting if written consents are signed by the holders of outstanding stock having at least a majority of the voting power, provided, that if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required.

ADVANCE NOTICE OF STOCKHOLDER-PROPOSED BUSINESS OR DIRECTOR NOMINATIONS AT ANNUAL MEETINGS

     MAPCO. Pursuant to the MAPCO By-Laws, in order for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of MAPCO. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of MAPCO not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on MAPCO's books, of the stockholder proposing such business, (iii) the class and number of shares of MAPCO which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

     In addition, the MAPCO By-Laws provide that for a stockholder to properly nominate a director at a meeting of stockholders, the stockholder must be entitled to vote for the election of directors at such meeting and must have given notice thereof in writing to the Nominating Committee (now called the Governance Committee) of the MAPCO Board in care of the Secretary of MAPCO. To be timely, a stockholder's notice must meet the deadlines set forth above with respect to stockholder-sponsored business. To be in proper written form, such stockholder's notice must contain: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and, if known, residence address of each such nominee,
(ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of MAPCO which are beneficially owned by each such nominee, and (iv) all information relating to such person that is required to be disclosed in solicitations of proxies for election, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (b) as to the stockholder giving the notice (i) the name and address, as they appear on MAPCO's books, of such stockholder and (ii) the class and number of shares of MAPCO which are beneficially owned by such stockholder.

     Williams. Pursuant to the Williams By-Laws, written notice of the annual meeting of stockholders stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days.

     In order for a stockholder proposal to be considered at a Williams annual meeting of stockholders, such proposal must be received by Williams no later than the date established by Williams each year consistent with SEC proxy rules. See "SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS" below. Nothing in the Williams Certificate or the Williams By-Laws prohibit a stockholder from nominating an individual for election to the Williams Board.

AMENDMENT OF GOVERNING DOCUMENTS

     MAPCO. The MAPCO Certificate is silent as to the right to amend, alter, change or repeal (collectively, an "Amendment") any provision of the MAPCO Certificate as permitted by the DGCL (except with respect to (i) provisions relating to the management of the business and conduct of the affairs of MAPCO and the powers of MAPCO, its directors and stockholders, the Amendment of which requires the affirmative vote of the holders of 75 percent of all shares of the outstanding stock of MAPCO entitled to vote thereon and (ii) provisions relating to merger, consolidation or sale of all or substantially all assets of MAPCO, the Amendment of which requires the affirmative vote of the holders of 75 percent of all classes of stock of MAPCO entitled to vote in elections of directors, voting as a single class). Under the DGCL, an amendment to a corporation's certificate of incorporation requires the recommendation of a corporation's board of directors, the approval of a majority of all shares entitled to vote thereon unless a higher vote is required in the corporation's certificate of incorporation (such as described above with respect to amendments pertaining to the management of the business and conduct of the affairs of MAPCO and the powers of MAPCO, its directors and stockholders and the merger, consolidation or sale of all or substantially all assets of MAPCO voting together as a single class), and the approval of a majority of the outstanding stock of each class entitled to vote thereon. The MAPCO By-Laws may be amended or repealed by the MAPCO Board at any regular meeting, or at any special meeting if the proposed Amendment is contained in the notice of such meeting. Such Amendment or repeal shall require the affirmative vote of the holders of record of a majority of the shares of the outstanding capital stock of MAPCO, or of a majority of the MAPCO Board, as the case may be, unless provisions of the MAPCO Certificate provide for greater than a majority vote.

     Williams. Pursuant to the Williams Certificate, the Williams Certificate shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of (i) the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class, or (ii) the Williams $3.50 Preferred Stock so as to affect them adversely, without the affirmative vote of the holders of at least 66 2/3 percent of the Williams $3.50 Preferred Stock then outstanding. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the recommendation of a corporation's board of directors, the approval of a majority of all shares entitled to vote thereon unless a higher vote is required in the corporation's certificate of incorporation (which is required by the Williams Certificate with respect to provisions relating to the management of the business and conduct of the affairs of Williams and the powers of Williams, its directors and stockholders (75 percent of the voting power of all shares of the outstanding stock of Williams generally entitled to vote in the election of directors) and provisions relating to merger, consolidation or sale of all or substantially all assets of Williams (75 percent of the voting power of all shares of outstanding stock of Williams generally entitled to vote in elections of directors, voting as a single class)), and the approval of a majority of the outstanding stock of each class entitled to vote thereon. Pursuant to the Williams Certificate, the Williams Board shall have power to make, alter, amend, change, add to or repeal the Williams By-Laws by an affirmative vote of the number of directors which shall constitute, under the terms of the Williams By-Laws, the action of the Williams Board. Pursuant to the Williams By-Laws, the Williams directors may exercise such power of amendment at any meeting; provided that no amendment changing the place named in the Williams By-Laws for the annual election of directors shall be made within sixty days next before the day on which any such election is to be held.

RIGHTS AGREEMENTS

     MAPCO. Pursuant to the MAPCO Rights Agreement, there are .5 MAPCO Rights associated with each outstanding share of MAPCO Common Stock. Each MAPCO Right entitles the registered holder to purchase one two-hundredth of a share of MAPCO Series A Junior Participating Preferred Stock, without par value. The MAPCO Rights have certain anti-takeover effects. The MAPCO Rights will cause substantial dilution to a person or group that attempts to acquire control of MAPCO in a manner which causes the MAPCO Rights to become exercisable unless the offer is approved by the MAPCO Board as fair and in the best interests of MAPCO. MAPCO has executed an amendment to the MAPCO Rights Agreement exempting the Merger and the related acquisition of shares of MAPCO Common Stock by Williams from the potential dilution effects of the MAPCO Rights Agreement.

     Williams. Pursuant to the Williams Rights Agreement, each outstanding share of Williams Common Stock has one-third of a Williams Right attached. Each Williams Right represents the right to purchase one two-hundredth of a share of Williams Series A Junior Participating Preferred Stock. The Williams Rights have certain anti-takeover effects. The Williams Rights will cause substantial dilution to a person or group that attempts to acquire control of Williams in a manner which causes the Williams Rights to become exercisable unless the offer is approved by the Williams Board as in the best long-term interests of Williams.

         DESCRIPTION OF CAPITAL STOCK OF WILLIAMS FOLLOWING THE MERGER

     The following description of the material terms of the authorized capital stock of Williams does not purport to be complete and is qualified in its entirety by reference to the Williams' Certificate and Williams' By-laws. For information as to how to obtain the Williams' Certificate and Williams' By-Laws, see "WHERE YOU CAN FIND MORE INFORMATION."

     The authorized capital stock of Williams consists of 480,000,000 shares of Williams Common Stock and 30,000,000 shares of Williams Preferred Stock. As of the Williams Record Date, Williams estimates there were 320,433,362 shares of Williams Common Stock outstanding, 109,036,924 shares of Williams Common Stock reserved for issuance, 2,497,472 shares of Williams $3.50 Preferred Stock issued and outstanding, and 1,600,000 shares of Williams Preferred Stock designated as Series A Junior Participating Preferred Stock, which are reserved for issuance under the Williams Rights Agreement. Based upon the number of shares of Williams Common Stock and MAPCO Common Stock issued and outstanding on the Williams Record Date and giving effect to the shares of Williams Common Stock to be issued pursuant to the Merger and the other transactions contemplated by the Merger Agreement, there would be approximately 417,304,383 shares of Williams Common Stock outstanding immediately following consummation of the Merger.

WILLIAMS COMMON STOCK

     Holders of Williams Common Stock are entitled to dividends as declared by the Williams Board. Debt instruments of certain subsidiaries of Williams limit the amount of dividend payments to Williams which may adversely impact the funds available to Williams to pay dividends on the Williams Common Shares.

     Subject to the rights of the holders of any outstanding shares of Williams Preferred Stock, holders of Williams Common Stock are entitled to cast one vote for each share held of record on all matters. Voting securities do not have cumulative voting rights. This means that the holders of more than 50 percent of the voting power of all securities outstanding voting for the election of directors can elect 100 percent of the directors if they choose to do so; and in such event, the holders of the remaining voting power will not be able to elect any person or persons to the Williams Board.

     Holders of Williams Common Stock are entitled to one vote per share for the election of directors and for all other matters to be voted on by the stockholders of Williams. Subject to the rights of holders of shares of Williams Preferred Stock, holders of shares of Williams Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Williams available for distribution to stockholders. Williams may not declare any dividends on the Williams Common Stock unless full preferential amounts to which holders of Williams Preferred Stock are entitled have been paid or declared and set apart for payment upon all outstanding shares of Williams Preferred Stock.

     The holders of shares of Williams Common Stock do not have preemptive rights or preferential rights of subscription for any shares of Williams Common Stock or other securities of Williams. Outstanding shares of Williams Common Stock are, and shares to be issued pursuant to the Merger will be, validly issued, fully paid and nonassessable.

     Williams Common Stock is listed on the NYSE and the PSE. Application will be made to list the shares of Williams Common Stock to be issued pursuant to the Merger and the other transactions contemplated by the Merger Agreement on the NYSE and the PSE.

     First Chicago Trust Company of New York is the Transfer Agent and Registrar for the Williams Common Stock.

     Each share of Williams Common Stock has one-third of a Williams Right attached unless and until the Williams Rights are redeemed.

WILLIAMS $3.50 PREFERRED STOCK

     The holders of the Williams $3.50 Preferred Stock will have no preemptive rights with respect to any Williams Common Stock or any other securities of Williams convertible into or carrying rights or options to purchase any such shares.

     Ranking. The Williams $3.50 Preferred Stock ranks senior to the Williams Common Stock with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up.

     Dividends. Holders of Williams $3.50 Preferred Stock are entitled to receive, when and as declared by the Williams Board, out of the assets of Williams legally available for payment, an annual cash dividend of $3.50 per share, payable in quarterly installments on February 1, May 1, August 1 and November 1 of each year.

     Unless full cumulative dividends on the Williams $3.50 Preferred Stock and any stock ranking on parity with the Williams $3.50 Preferred Stock as to dividends or upon liquidation ("Parity Stock") have been paid or funds have been set apart for payment thereon through the current dividend period with respect to the Williams $3.50 Preferred Stock and any Parity Stock, Williams may not (i) declare or pay any dividend or distribution on any junior stock of Williams or
(ii) redeem or set apart funds for the purchase or redemption of any junior stock.

     Redemption. Shares of Williams $3.50 Preferred Stock are not redeemable prior to November 1, 1999. On and after such date Williams $3.50 Preferred Stock will be redeemable, at the option of Williams, in whole or in part, at any time or from time to time, with not less than 30 nor more than 60 days' notice, at the redemption prices set forth below per share if redeemed during the 12 month period beginning November 1 of the year indicated below; plus in each case an amount equal to accrued and unpaid dividends on the Williams $3.50 Preferred Stock, to the redemption date.

                       REDEMPTION PRICE PER SHARE      YEAR
                    ---------------------------------  -------------------
                    $51.40...........................  1999
                    $51.05...........................  2000
                    $50.70...........................  2001
                    $50.35...........................  2002
                    $50.00...........................  2003 and thereafter

     Liquidation Preference. Holders of Williams $3.50 Preferred Stock are entitled to a liquidation preference of $50.00 per share plus an amount equal to all dividends accumulated and unpaid as of the date of final distribution. There are no provisions in either the Williams Certificate or the Certificate of Designation for the $3.50 Preferred Stock (the "Certificate of Designation") which purport to restrict Williams' surplus by reason of the excess of the liquidation preference of the Williams $3.50 Preferred Stock over its par value. Although there are no authorities specifically addressing the issue, Williams believes that under applicable law (i) there should be no restriction upon its surplus available for the payment of dividends on any of its outstanding capital stock solely by reason of the fact that the liquidation preference of the Williams $3.50 Preferred Stock exceeds the par value of such stock and (ii) no remedy should be available to the holders of the Williams $3.50 Preferred Stock before or after payment of any dividend solely because such dividend would reduce Williams' surplus to an amount less than the amount of such excess, assuming the payment of such dividend is in accordance with the DGCL, the Williams Certificate and the Certificate of Designation.

     Voting Rights. The holders of shares of Williams $3.50 Preferred Stock have no voting rights, other than any voting rights to which they may be entitled under the laws of the State of Delaware, unless dividends payable on the Williams Preferred Stock shall have been in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable thereon for six quarterly periods. In such case, the number of directors of Williams will be increased by two and the holders of Williams Preferred Stock will have the right to elect two additional directors to the Williams Board at a special meeting of the holders of Williams Preferred Stock or at any annual meeting of Williams stockholders and at each subsequent annual meeting until all such dividends have been paid in full.

     Convertibility. Each share of Williams $3.50 Preferred Stock is convertible at the option of the holder thereof into 4.6875 shares of Williams Common Stock, subject to certain anti-dilution adjustments.

     Change of Control. In the event of any change in control of Williams, each holder of Williams $3.50 Preferred Stock shall have the right, at the holder's option, to require Williams to redeem any or all of such holder's shares of Williams $3.50 Preferred Stock unless such change in control shall have been duly approved by the Continuing Directors (as such term is defined in the Certificate of Designation).

WILLIAMS RIGHTS

     Williams Rights are evidenced by certificates for shares of Williams Common Stock and will automatically trade with such Williams Common Stock unless and until they become exercisable or are redeemed. If and when the Williams Rights become exercisable, Williams Rights certificates will be distributed and the Williams Rights will become separately tradeable.

     Each Williams Right entitles the holder thereof to purchase from Williams one two-hundredth of a share of Williams Series A Junior Participating Preferred Stock for a price of $140 subject to adjustments. The Williams Rights become exercisable after the tenth day following the date (the "Stock Acquisition Date") on which a public announcement is made that any person (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the shares of Williams Common Stock or 10 business days following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, the person or group proposing such offer would be beneficial owner of 15 percent or more of the shares of Williams Common Stock. The Williams Rights expire on the earlier of (i) February 6, 2006 or (ii) the date on which the Williams Rights are redeemed. Williams is entitled to redeem in whole, but not in part, the Williams Rights at any time until 30 days following the Stock Acquisition Date, at a redemption price of $.01 per Williams Right.

     In the event that, at any time following the Stock Acquisition Date, Williams is acquired in a merger or other business combination transaction or 50 percent or more of its assets or earning power is sold, provision shall be made so that each holder of a Williams Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price (as defined in the Williams Rights Agreement) of the Williams Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Williams Right. Following the occurrence of any of the events described above in this paragraph, any Williams Rights that are or were beneficially owned by an Acquiring Person or affiliates or associates of any Acquiring Person will immediately become null and void.

     The Williams Rights do not entitle their holders to vote or to receive dividends.

STOCK EXCHANGE MATTERS

     It is a condition to the consummation of the Merger that the shares of Williams Common Stock that will be issued in connection with the Merger and the other transactions contemplated by the Merger Agreement be authorized for listing on the NYSE and the PSE, subject to official notice of issuance. If the Merger is consummated, MAPCO Common Stock will cease to be listed on the NYSE.

                    WILLIAMS PROPOSAL TO INCREASE AUTHORIZED
                   NUMBER OF SHARES OF WILLIAMS COMMON STOCK

     The Williams Board has unanimously adopted a resolution proposing and declaring advisable the Charter Amendment Proposal which would increase the authorized number of shares of Williams Common Stock from 480,000,000 shares to 960,000,000 shares. This increase is necessary to complete the Merger and the other transactions contemplated by the Merger Agreement. The number of authorized shares of Williams Preferred Stock would remain unchanged. The proposed increase in the authorized Williams Common Stock would be accomplished by amending the first paragraph of Article FOURTH of the Williams Certificate to read as follows:

          FOURTH: The total number of shares of capital stock which the Company shall have authority to issue is 990,000,000 shares, consisting of 960,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), and 30,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock").

     In November 1997, the Williams Board declared the Stock Dividend. In connection with the distribution of the Stock Dividend, Williams issued or reserved for issuance under the terms of convertible securities, warrants and under the terms of various stock-based benefit plans 218,355,017 new shares of Williams Common Stock, thereby reducing the number of authorized shares of Williams Common Stock available for future issuance from 261,644,983 shares to 43,289,966 shares. If the Charter Amendment Proposal is approved, the number of shares of Williams Common Stock available for future issuance will depend upon the actual number of shares of Williams Common Stock issued in the Merger and pursuant to the other transactions contemplated by the Merger Agreement and is estimated to be approximately 426 million. AS PREVIOUSLY DESCRIBED HEREIN, THE MERGER CANNOT BE COMPLETED WITHOUT WILLIAMS STOCKHOLDER APPROVAL OF THE CHARTER AMENDMENT PROPOSAL. ALSO AS PREVIOUSLY DESCRIBED HEREIN, IF THE SHARE ISSUANCE PROPOSAL IS APPROVED AND THE CHARTER AMENDMENT PROPOSAL IS NOT APPROVED, WILLIAMS WILL BE REQUIRED TO PAY MAPCO A $75 MILLION TERMINATION FEE.

     Other than as previously described herein relating to the Merger Agreement, Williams has no present plans, understandings or agreements for the issuance or use of the proposed additional shares of Williams Common Stock. However, the Williams Board believes the proposed increase in the number of available shares is important to provide needed financial flexibility to issue additional shares without the expense and delay associated with calling a special meeting of stockholders for such purpose. An expanded capital base will provide Williams with additional shares for possible equity financings, opportunities for expanding Williams' business through investments and acquisitions, stock splits or stock dividends, executive and employee stock plans and for other purposes.

     Authorized but unissued shares of the Williams Common Stock may be issued at such times, for such purposes and for such consideration as the Williams Board may determine to be appropriate. Such action can be taken without further authorization from the stockholders unless otherwise required by applicable laws or the rules of a stock exchange on which the Williams Common Stock may be listed. The NYSE, on which the Williams Common Stock is currently listed, requires stockholder approval as a prerequisite to listing shares in certain instances, including acquisitions where the potential issuance of stock could result in an increase in the number of shares of common stock outstanding by 20 percent or more. The additional shares of Williams Common Stock to be authorized will have the same status as presently authorized Williams Common Stock and approval of the Charter Amendment Proposal will not have any immediate effect on the rights of existing stockholders. Holders of Williams Common Stock do not have preemptive purchase rights with respect to any newly issued shares. To the extent that the additional authorized shares are issued in the future, they would decrease the existing stockholders' relative percentage ownership in Williams.

     The proposed increase in authorized shares is not intended to impede a change in control of Williams, and Williams is not aware of any current efforts to acquire control of Williams. However, it is possible that the additional shares could be issued as a means of preventing or discouraging an unsolicited change in control of Williams. The issuance of additional shares could be used to dilute the ownership of anyone seeking to gain control of Williams or could be placed with an entity opposed to change in control. Management has no present intention to propose any anti-takeover measures in future proxy solicitations.

     The affirmative vote of the holders of a majority of the outstanding shares of Williams Common Stock is required to approve the Charter Amendment Proposal. The Williams Board recommends a vote FOR the Charter Amendment Proposal.

                                    EXPERTS

     The consolidated financial statements and schedule of Williams appearing in Williams' Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and related financial statement schedules of MAPCO and its subsidiaries incorporated in this Joint Proxy Statement/Prospectus by reference from MAPCO's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to litigation in which MAPCO is a defendant relating to an LPG explosion in April 1992), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Williams Common Stock to be issued pursuant to the Merger and the federal income tax consequences of the Merger will be passed upon for Williams by Jones, Day, Reavis & Pogue, Williams' outside legal counsel. Certain legal matters with respect to the federal income tax consequences of the Merger will be passed upon for MAPCO by Debevoise & Plimpton, MAPCO's outside legal counsel.

                   SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

     Due to the contemplated consummation of the Merger, MAPCO does not currently expect to hold a 1998 Annual Meeting of Stockholders because, following the Merger, MAPCO will not be a publicly traded company. In the event that the Merger is not consummated and such a meeting is held, to be eligible for inclusion in MAPCO's proxy statement and form of proxy relating to that meeting, proposals of stockholders intended to be presented at such meeting must be received by MAPCO within 60 to 90 days before the annual meeting. In the event that the date of the meeting is publicly disclosed with less than 70 days prior to such meeting, however, stockholder proposals to be timely must be received not later than the tenth day following such public disclosure.

     Stockholder proposals intended to be presented at the Williams' 1998 Annual Meeting of Stockholders, should have been received by Williams by December 1, 1997. Proposals received after that date may be excluded from Williams' proxy materials.

                      WHERE YOU CAN FIND MORE INFORMATION

     Williams and MAPCO file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Williams and MAPCO public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Williams and MAPCO also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Williams has filed a Registration Statement to register with the SEC the shares of Williams Common Stock to be issued in the Merger and the other transactions contemplated by the Merger Agreement. This Joint Proxy Statement/Prospectus is a part of the Registration Statement and constitutes a prospectus of Williams and a proxy statement of Williams for the Williams Special Meeting, as well as a proxy statement of MAPCO for the MAPCO Special Meeting.

     As allowed by SEC rules, this Joint Proxy Statement/Prospectus does not contain all the information that stockholders can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows Williams and MAPCO to "incorporate by reference" information into this Joint Proxy Statement/Prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information contained directly in the Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference the documents set forth below that Williams and MAPCO have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

WILLIAMS SEC FILINGS (FILE NO. 1-4174)            PERIOD
---------------------------------------------     ---------------------------------------------
Annual Report on Form 10-K...................     Year ended December 31, 1996
Quarterly Reports on Form 10-Q...............     Quarters ended March 31, 1997, June 30, 1997
                                                  and September 30, 1997
Current Reports on Form 8-K..................     Dated January 2, 1997, September 8, 1997,
                                                  September 19, 1997, October 28, 1997 and
                                                  November 23, 1997
Registration Statement on Form 8-A...........     Dated February 6, 1996

MAPCO SEC FILINGS (FILE NO. 1-5254)               PERIOD
---------------------------------------------     ---------------------------------------------

Annual Report on Form 10-K...................     Year ended December 31, 1996
Quarterly Reports on Form 10-Q...............     Quarters ended March 31, 1997, June 30, 1997
                                                  and September 30, 1997
Current Report on Form 8-K...................     Dated November 23, 1997

     Williams and MAPCO incorporate by reference additional documents that either Williams or MAPCO may file with the SEC between the date of this Joint Proxy Statement/Prospectus and the dates of the respective Special Meetings. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Williams has supplied all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to Williams, and MAPCO has supplied all such information relating to MAPCO.

     If you are a stockholder, Williams or MAPCO may have sent you some of the documents incorporated by reference, but you can obtain any of them through MAPCO or Williams, as the case may be, or the SEC or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in this Joint Proxy Statement/Prospectus. Stockholders may obtain documents incorporated by reference in this Joint Proxy Statement/Prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

         The Williams Companies, Inc.
         One Williams Center
         Tulsa, Oklahoma 74172
         (918) 588-2000

         MAPCO Inc.
         1800 South Baltimore Avenue
         Tulsa, Oklahoma 74119
         (918) 581-1800

     If you would like to request documents from either company, please do so by February 19, 1998 to receive them before the Williams and MAPCO Special Meetings. If you request any incorporated documents, they will be mailed to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

     You should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus to vote your shares at the Williams and MAPCO Special Meetings. MAPCO and Williams have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated January 27, 1998. You should not assume that the information contained in the Joint Proxy Statement/Prospectus is accurate as of any date other than that date, and neither the mailing of this Joint Proxy Statement/Prospectus to stockholders nor the issuance of Williams Common Stock in the Merger shall create any implication to the contrary.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The Merger Agreement provides that each share of MAPCO Common Stock and the associated MAPCO Rights will be exchanged for 1.665 shares of Williams Common Stock and .555 Williams Rights. MAPCO had 55.4 million shares of MAPCO Common Stock outstanding and 7.7 million stock options outstanding as of December 31, 1997, including 3.7 million stock options which were issued in 1997. The Merger, which is expected to be completed in the first quarter of 1998, is expected to be accounted for under the pooling of interests method and, accordingly, Williams' historical consolidated financial statements will be restated to include the financial position and results of MAPCO. The Merger is subject to customary closing conditions, including regulatory approvals and Williams and MAPCO stockholder approval.

     The following unaudited pro forma condensed combined financial statements give effect to the proposed merger of Williams and MAPCO on a pooling of interests basis. The pooling of interests method of accounting assumes that the combining companies were merged from inception and the historical financial statements for the periods prior to consummation of the Merger are restated as though the companies had been combined from inception. The pro forma condensed combined balance sheet assumes that the Merger took place on the balance sheet date and combines the September 30, 1997 balance sheets of Williams and MAPCO. The pro forma condensed combined statements of income for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994 include Williams' and MAPCO's results of operations for the periods then ended giving effect to the Merger as if the companies had been combined from their inception.

     These pro forma condensed combined financial statements should be read in conjunction with the accompanying notes, the historical financial statements and notes of Williams and the historical financial statements and notes of MAPCO which are incorporated herein by reference. The pro forma adjustments are based upon available information and assumptions that management of Williams, through consultation with management of MAPCO, believes are reasonable. The pro forma combined condensed financial statements do not purport to represent the financial position or results of operations which would have occurred had the Merger been consummated on the dates indicated or Williams' financial position or results of operations for any future date or period.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                            PRO FORMA
                                                 WILLIAMS       MAPCO       ADJUSTMENTS    PRO FORMA
                                                 ---------     --------     ----------     ---------
                                                                     (MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents....................  $    94.0     $   44.5      $     --      $   138.5
  Receivables..................................    1,000.7        322.4          (2.1)(c)    1,321.0
  Other........................................      795.2        200.6            --          995.8
                                                 ---------     --------        ------      ---------
     Total current assets......................    1,889.9        567.5          (2.1)       2,455.3
Investments....................................      274.4           --            --          274.4
Property, plant and equipment..................   12,009.6      2,271.2            --       14,280.8
Less accumulated depreciation and depletion....   (2,149.0)      (824.3)           --       (2,973.3)
                                                 ---------     --------        ------      ---------
                                                   9,860.6      1,446.9            --       11,307.5
Goodwill and other intangible assets -- net....      437.0        149.3          32.6(e)       618.9
Other assets and deferred charges..............      791.8        184.9            --          976.7
                                                 ---------     --------        ------      ---------
          Total assets.........................  $13,253.7     $2,348.6      $   30.5      $15,632.8
                                                 =========     ========        ======      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable................................  $ 1,082.9     $     --      $     --      $ 1,082.9
  Accounts payable and accrued liabilities.....    1,860.5        494.4          (2.1)(c)    2,411.3
                                                                                 58.5(e)
  Long-term debt due within one year...........      114.5         53.0            --          167.5
                                                 ---------     --------        ------      ---------
     Total current liabilities.................    3,057.9        547.4          56.4        3,661.7
Long-term debt.................................    4,043.6        763.0            --        4,806.6
Deferred income taxes..........................    1,659.7        272.3            --        1,932.0
Other liabilities..............................      964.0        108.5         (18.4)(d)    1,054.1
Stockholders' equity:
  Preferred stock..............................      142.5           --            --          142.5
  Common stock.................................      161.7         63.2         161.7(a)       419.5
                                                                                 32.9(b)
  Capital in excess of par value...............    1,091.8        100.9        (161.7)(a)      762.7
                                                                               (286.7)(b)
                                                                                 18.4(d)
  Retained earnings............................    2,193.5        800.4         (25.9)(e)    2,968.0
  Unamortized deferred compensation............       (2.4)          --            --           (2.4)
                                                 ---------     --------        ------      ---------
                                                   3,587.1        964.5        (261.3)       4,290.3
Treasury stock.................................      (58.6)      (253.8)        253.8(b)       (58.6)
Loan to ESOP...................................         --        (53.2)           --          (53.2)
Cumulative foreign exchange translation
  adjustment...................................         --          (.1)           --            (.1)
                                                 ---------     --------        ------      ---------
     Total stockholders' equity................    3,528.5        657.4          (7.5)       4,178.4
                                                 ---------     --------        ------      ---------
          Total liabilities and stockholders'
            equity.............................  $13,253.7     $2,348.6      $   30.5      $15,632.8
                                                 =========     ========        ======      =========

See the accompanying Notes to Pro Forma Condensed Combined Financial Statements.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                         PRO FORMA
                                            WILLIAMS        MAPCO       ADJUSTMENTS        PRO FORMA
                                            ---------     ---------     ------------       ---------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues..................................  $ 3,143.0     $ 2,767.6        $(12.1)(c)      $ 5,898.5
Costs and operating expenses..............   (1,911.7)     (2,554.7)         12.1(c)        (4,454.3)
Selling, general and administrative
  expenses................................     (583.3)        (66.8)           --             (650.1)
Investing income..........................       11.8           3.8            --               15.6
Interest expense, net.....................     (291.2)        (38.0)           --             (329.2)
Gain on sales of assets...................       44.5          66.0            --              110.5
Other expense, net........................        (.5)         (2.6)           --               (3.1)
                                            ---------     ---------        ------          ---------
Income from continuing operations before
  income taxes............................      412.6         175.3            --              587.9
Provisions for income taxes...............      133.6          69.8            --              203.4
                                            ---------     ---------        ------          ---------
Income from continuing operations.........      279.0         105.5            --              384.5
Preferred stock dividends.................        7.6            --            --                7.6
                                            ---------     ---------        ------          ---------
Income from continuing operations
  applicable to common stock..............  $   271.4     $   105.5        $   --          $   376.9
                                            =========     =========        ======          =========
Weighted average common and common-
  equivalent shares (Note 4):
  Primary.................................      325.1          55.3                            417.2
                                            =========     =========                        =========
  Fully diluted...........................      337.3          55.4                            429.6
                                            =========     =========                        =========
Earnings per common and common-equivalent
  share from continuing operations (Note
  4):
  Primary.................................  $     .83     $    1.91                        $     .90
                                            =========     =========                        =========
  Fully diluted...........................  $     .82     $    1.91                        $     .89
                                            =========     =========                        =========
Cash dividends per share (Note 4).........  $     .39     $     .45                        $     .36
                                            =========     =========                        =========

See the accompanying Notes to Pro Forma Condensed Combined Financial Statements.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                                                            PRO FORMA
                                               WILLIAMS        MAPCO       ADJUSTMENTS     PRO FORMA
                                               ---------     ---------     -----------     ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues.....................................  $ 2,573.4     $ 2,321.7       $ (34.2)(c)   $ 4,860.9
Costs and operating expenses.................   (1,502.6)     (2,106.1)         34.2(c)     (3,574.5)
Selling, general and administrative
  expenses...................................     (445.2)        (49.4)           --          (494.6)
Investing income.............................       14.7           1.4            --            16.1
Interest expense, net........................     (261.1)        (44.7)           --          (305.8)
Gain on sales of assets......................         --          20.8            --            20.8
Other expense, net...........................        (.2)          (.9)           --            (1.1)
                                               ---------     ---------        ------       ---------
Income from continuing operations before
  income taxes...............................      379.0         142.8            --           521.8
Provision for income taxes...................      122.7          54.9            --           177.6
                                               ---------     ---------        ------       ---------
Income from continuing operations............      256.3          87.9            --           344.2
Preferred stock dividends....................        7.8            --            --             7.8
                                               ---------     ---------        ------       ---------
Income from continuing operations applicable
  to common stock............................  $   248.5     $    87.9       $    --       $   336.4
                                               =========     =========        ======       =========
Weighted average common and common-equivalent
  shares (Note 4):
  Primary....................................      324.3          57.9                         420.7
                                               =========     =========                     =========
  Fully diluted..............................      336.4          58.0                         432.9
                                               =========     =========                     =========
Earnings per common and common-equivalent
  share from continuing operations (Note 4):
  Primary....................................  $     .77     $    1.52                     $     .80
                                               =========     =========                     =========
  Fully diluted..............................  $     .76     $    1.52                     $     .79
                                               =========     =========                     =========
Cash dividends per share (Note 4)............  $     .34     $     .38                     $     .32
                                               =========     =========                     =========

See the accompanying Notes to Pro Forma Condensed Combined Financial Statements.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                            PRO FORMA
                                               WILLIAMS        MAPCO       ADJUSTMENTS     PRO FORMA
                                               ---------     ---------     -----------     ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues.....................................  $ 3,531.2     $ 3,353.1       $ (41.4)(c)   $ 6,842.9
Costs and operating expenses.................   (2,064.1)     (3,038.3)         41.4(c)     (5,061.0)
Selling, general and administrative
  expenses...................................     (626.9)        (70.4)           --          (697.3)
Investing income.............................       18.8           2.5            --            21.3
Interest expense, net........................     (353.0)        (56.9)           --          (409.9)
Gain on sales of assets......................       15.7          20.8            --            36.5
Other income, net............................       23.7           2.2            --            25.9
                                               ---------     ---------     -----------     ---------
Income from continuing operations before
  income taxes...............................      545.4         213.0            --           758.4
Provision for income taxes...................      183.1          82.8            --           265.9
                                               ---------     ---------     -----------     ---------
Income from continuing operations............      362.3         130.2            --           492.5
Preferred stock dividends....................       10.4            --            --            10.4
                                               ---------     ---------     -----------     ---------
Income from continuing operations applicable
  to common stock............................  $   351.9     $   130.2       $    --       $   482.1
                                                ========      ========     =========        ========
Weighted average common and common-equivalent
  shares (Note 4):
  Primary....................................      324.2          57.6                         420.1
                                                ========      ========                      ========
  Fully diluted..............................      336.4          57.7                         432.5
                                                ========      ========                      ========
Earnings per common and common-equivalent
  share from continuing operations (Note 4):
  Primary....................................  $    1.09     $    2.26                     $    1.15
                                                ========      ========                      ========
  Fully diluted..............................  $    1.07     $    2.26                     $    1.14
                                                ========      ========                      ========
Cash dividends per share (Note 4)............  $     .47     $    .525                     $     .43
                                                ========      ========                      ========

See the accompanying Notes to Pro Forma Condensed Combined Financial Statements.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                                            PRO FORMA
                                               WILLIAMS        MAPCO       ADJUSTMENTS     PRO FORMA
                                               ---------     ---------     -----------     ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues.....................................  $ 2,855.7     $ 2,856.6       $ (57.3)(c)   $ 5,655.0
Costs and operating expenses.................   (1,700.7)     (2,618.9)         57.3(c)     (4,262.3)
Selling, general and administrative
  expenses...................................     (526.5)        (63.4)           --          (589.9)
Investing income.............................       93.9           1.9            --            95.8
Interest expense, net........................     (263.4)        (58.0)           --          (321.4)
Loss on sales of assets......................      (12.6)           --            --           (12.6)
Write-off of project costs...................      (41.4)           --            --           (41.4)
Reorganization charges.......................         --         (10.3)           --           (10.3)
Other expense, net...........................       (3.6)         (4.3)           --            (7.9)
                                               ---------     ---------        ------       ---------
Income from continuing operations before
  income taxes...............................      401.4         103.6            --           505.0
Provision for income taxes...................      102.0          39.4            --           141.4
                                               ---------     ---------        ------       ---------
Income from continuing operations............      299.4          64.2            --           363.6
Preferred stock dividends....................       15.3            --            --            15.3
                                               ---------     ---------        ------       ---------
Income from continuing operations applicable
  to common stock............................  $   284.1     $    64.2       $    --       $   348.3
                                               =========     =========        ======       =========
Weighted average common and common-equivalent
  shares (Note 4):
  Primary....................................      306.1          59.6                         405.4
                                               =========     =========                     =========
  Fully diluted..............................      314.6          59.6                         413.8
                                               =========     =========                     =========
Earnings per common and common-equivalent
  share from continuing operations (Note 4):
  Primary....................................  $     .93     $    1.08                     $     .86
                                               =========     =========                     =========
  Fully diluted..............................  $     .92     $    1.08                     $     .86
                                               =========     =========                     =========
Cash dividends per share (Note 4)............  $     .36     $     .50                     $     .35
                                               =========     =========                     =========

See the accompanying Notes to Pro Forma Condensed Combined Financial Statements.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                                                            PRO FORMA
                                               WILLIAMS        MAPCO       ADJUSTMENTS     PRO FORMA
                                               ---------     ---------     -----------     ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues.....................................  $ 1,751.1     $ 2,633.8       $ (27.0)(c)   $ 4,357.9
Costs and operating expenses.................   (1,187.7)     (2,440.0)         27.0(c)     (3,600.7)
Selling, general and administrative
  expenses...................................     (257.2)        (59.6)           --          (316.8)
Investing income.............................       49.6           4.5            --            54.1
Interest expense, net........................     (139.8)        (53.0)           --          (192.8)
Gain on sales of assets......................       22.7            --            --            22.7
Other income (expense), net..................        7.9          (6.4)           --             1.5
                                               ---------     ---------        ------       ---------
Income from continuing operations before
  income taxes...............................      246.6          79.3            --           325.9
Provision for income taxes...................       81.7          29.1            --           110.8
                                               ---------     ---------        ------       ---------
Income from continuing operations............      164.9          50.2            --           215.1
Preferred stock dividends....................        8.8            --            --             8.8
                                               ---------     ---------        ------       ---------
Income from continuing operations applicable
  to common stock............................  $   156.1     $    50.2       $    --       $   206.3
                                               =========     =========        ======       =========
Weighted average common and common-equivalent
  shares (Note 4):
  Primary....................................      307.4          60.2                         407.6
                                               =========     =========                     =========
  Fully diluted..............................      307.5          60.2                         407.7
                                               =========     =========                     =========
Earnings per common and common-equivalent
  share from continuing operations (Note 4):
  Primary....................................  $     .51     $     .83                     $     .51
                                               =========     =========                     =========
  Fully diluted..............................  $     .51     $     .83                     $     .51
                                               =========     =========                     =========
Cash dividends per share (Note 4)............  $     .28     $     .50                     $     .29
                                               =========     =========                     =========

See the accompanying Notes to Pro Forma Condensed Combined Financial Statements.

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  MERGER

     Pursuant to the terms of the Merger Agreement, when the Merger becomes effective, each outstanding share of MAPCO Common Stock will be exchanged for
1.665 shares of Williams Common Stock. This exchange ratio reflects the Williams two-for-one common stock split effective December 29, 1997. The transaction will be accounted for as a pooling of interests.

     The pro forma combined condensed balance sheet assumes that the Merger took place on the balance sheet date and combines the September 30, 1997 balance sheets of Williams and MAPCO. The pro forma combined condensed statements of income for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994 include Williams' and MAPCO's results of operations for the periods then ended.

2.  MERGER COSTS

     Transaction and severance costs directly attributable to the Merger to be incurred during the twelve-month period subsequent to the Merger are $18.2 million and $12.9 million ($7.7 million after-tax), respectively. Non-competition agreements attributable to the Merger totaled $32.6 million, of which $15.9 million ($9.5 million after-tax) will be recognized during the twelve-month period subsequent to the Merger.

     These non-recurring costs have been reflected on the pro forma condensed combined balance sheet as if they had been incurred as of September 30, 1997. The pro forma condensed combined income statements for the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995 and 1994 do not include any of these Merger related costs.

3.  PRO FORMA ADJUSTMENTS

     The pro forma adjustments in the accompanying unaudited pro forma condensed combined financial statements are listed below. No adjustments have been made in these pro forma financial statements to conform the accounting policies of the combining companies. The nature and extent of such adjustments, if any, are not expected to be significant. Certain reclassifications have been made to make classifications for similar items consistent between the companies.

          (a) To adjust common stock and paid in capital to reflect the Williams two-for-one common stock split effective December 29, 1997.

          (b) To adjust the capital accounts to reflect the issuance of 96.1 million shares of Williams Common Stock (par value $1.00 per share) in exchange for all the outstanding shares of MAPCO Common Stock and MAPCO stocks options, and the cancellation of MAPCO treasury stock.

          (c) To eliminate intercompany transactions and balances between Williams and MAPCO.

          (d) To reflect the expiration of MAPCO equity put options that are expected to expire prior to the merger and are expected to be out of the money. These options have been more than $11.38 per share out of the money since the announcement of the proposed Merger.

          (e) To give effect to estimated direct non-recurring costs related to the Merger as if they had been incurred as of September 30, 1997 (see Note
     2).

                  THE WILLIAMS COMPANIES, INC. AND MAPCO INC.

4.  WEIGHTED AVERAGE SHARES AND PER SHARE AMOUNTS

     Earnings per common and common-equivalent share from continuing operations for Williams and MAPCO are based on the historical weighted average number of common and common-equivalent shares outstanding for each company during the period. With respect to the pro forma earnings per share computation, shares have been adjusted to the equivalent shares of Williams for each period.

     Williams historical weighted average shares and per share amounts for all periods presented have been restated to reflect the two-for-one common stock split effective December 29, 1997.

     Pro forma dividends per share are calculated by totaling the actual dividends paid by Williams and MAPCO and dividing the result by the total of the pro forma average shares outstanding for each period presented. The pro forma dividends per share do not purport to represent the dividend rate for any future date or period. It is the current intention of the Williams Board of Directors to declare quarterly cash dividends following the Merger initially in the amount of $.15 per share of Williams Common Stock.

5.  TREASURY SHARES

     For pooling of interest purposes, Williams has no tainted treasury shares as all were cured by stock option exercise and a purchase business combination. Of MAPCO's treasury shares, approximately 3.7 million shares remain tainted at December 15, 1997, which represents approximately 7% of the shares issuable pursuant to the Merger.

                                                                      APPENDIX A

                         AGREEMENT AND PLAN OF MERGER*

                                     AMONG

                         THE WILLIAMS COMPANIES, INC.,

                             TML ACQUISITION CORP.

                                      AND

                                   MAPCO INC.

                         DATED AS OF NOVEMBER 23, 1997

---------------
* As restated to give effect to an amendment dated as of January 25, 1998.

                              ARTICLE I THE MERGER

Section 1.1    The Merger................................................................   A-5
Section 1.2    Closing...................................................................   A-5
Section 1.3    Effective Time............................................................   A-5
Section 1.4    Effects of the Merger.....................................................   A-6
Section 1.5    Certificate of Incorporation and By-laws of the Surviving Corporation.....   A-6
Section 1.6    Directors and Officers....................................................   A-6

              ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Capital Stock...................................................   A-6
                    (a)     Cancellation of Treasury Stock...............................   A-6
                    (b)    Conversion of Company Common Stock............................   A-6
                    (c)     Conversion of Common Stock of Sub............................   A-7
Section 2.2    Exchange of Certificates..................................................   A-7
                    (a)     Exchange Agent...............................................   A-7
                    (b)    Exchange Procedures...........................................   A-7
                    (c)     Distributions with Respect to Unexchanged Shares.............   A-7
                    (d)    No Further Ownership Rights in Company Common Stock...........   A-8
                    (e)     No Fractional Shares.........................................   A-8
                    (f)     Termination of Exchange Fund.................................   A-9
                    (g)     No Liability.................................................   A-9
                    (h)    Investment of Exchange Fund...................................   A-9
                    (i)     Lost Certificates............................................   A-9
Section 2.3    Certain Adjustments.......................................................   A-9

                   ARTICLE III REPRESENTATIONS AND WARRANTIES

Section 3.1    Disclosure Schedules......................................................  A-10
Section 3.2    Representations and Warranties of the Company.............................  A-10
                    (a)     Organization, Standing and Corporate Power...................  A-10
                    (b)    Subsidiaries..................................................  A-10
                    (c)     Capital Structure............................................  A-10
                    (d)    Authority; Noncontravention...................................  A-11
                    (e)     SEC Documents; Undisclosed Liabilities.......................  A-12
                    (f)     Information Supplied.........................................  A-13
                    (g)     Absence of Certain Changes or Events.........................  A-13
                    (h)    Compliance with Applicable Laws; Litigation...................  A-13
                    (i)     Absence of Changes in Benefit Plans..........................  A-14
                    (j)     ERISA Compliance.............................................  A-14
                    (k)    Taxes.........................................................  A-16
                    (l)     Voting Requirements..........................................  A-16
                    (m)    State Takeover Statutes.......................................  A-16
                    (n)    Accounting Matters............................................  A-16
                    (o)     Brokers......................................................  A-16
                    (p)    Ownership of Parent Capital Stock.............................  A-17
                    (q)     Certain Contracts............................................  A-17
                    (r)     Company Rights Agreement.....................................  A-17

                    (s)     Environmental Liability......................................  A-17
                    (t)     Derivative Transactions......................................  A-18
                    (u)    Condition of Assets...........................................  A-18
                    (v)     Fairness Opinion.............................................  A-18
Section 3.3    Representations and Warranties of Parent..................................  A-18
                    (a)     Organization, Standing and Corporate Power...................  A-18
                    (b)    Subsidiaries..................................................  A-19
                    (c)     Capital Structure............................................  A-19
                    (d)    Authority; Noncontravention...................................  A-20
                    (e)     SEC Documents; Undisclosed Liabilities.......................  A-21
                    (f)     Information Supplied.........................................  A-21
                    (g)     Absence of Certain Changes or Events.........................  A-21
                    (h)    Compliance with Applicable Laws; Litigation...................  A-22
                    (i)     Taxes........................................................  A-22
                    (j)     Accounting Matters...........................................  A-22
                    (k)    Brokers.......................................................  A-22
                    (l)     Ownership of Company Capital Stock...........................  A-22
                    (m)    Voting Requirements...........................................  A-23
                    (n)    Parent Benefit Plans..........................................  A-23
                    (o)     ERISA Compliance.............................................  A-23

              ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1
                    (a)     Conduct of Business by the Company...........................  A-23
                    (b)    Conduct of Business by Parent.................................  A-25
                    (c)     Certain Payments.............................................  A-26
                    (d)    Other Actions.................................................  A-26
                    (e)     Advice of Changes............................................  A-26
Section 4.2    No Solicitation by the Company............................................  A-27

                        ARTICLE V ADDITIONAL AGREEMENTS

Section 5.1    Preparation of the Form S-4 and the Proxy Statement; Stockholders           A-28
               Meetings..................................................................
Section 5.2    Letters of the Company's Accountants......................................  A-29
Section 5.3    Letters of Parent's Accountants...........................................  A-29
Section 5.4    Access to Information; Confidentiality....................................  A-29
Section 5.5    Reasonable Best Efforts...................................................  A-29
Section 5.6    Company Stock Options, Incentive and Benefit Plans........................  A-30
Section 5.7    Indemnification, Exculpation and Insurance................................  A-31
Section 5.8    Fees and Expenses.........................................................  A-32
Section 5.9    Public Announcements......................................................  A-33
Section 5.10   Affiliates................................................................  A-33
Section 5.11   Stock Exchange Listings...................................................  A-33
Section 5.12   Stockholder Litigation....................................................  A-33
Section 5.13   Tax Treatment.............................................................  A-33
Section 5.14   Pooling of Interests......................................................  A-34
Section 5.15   Conveyance Taxes..........................................................  A-34
Section 5.16   Certain Contracts.........................................................  A-34
Section 5.17   Directors of Parent.......................................................  A-34
Section 5.18   Parent 1990 Stock Plan....................................................  A-34

                        ARTICLE VI CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party's Obligation to Effect the Merger................  A-34
                    (a)     Stockholder Approval.........................................  A-34
                    (b)    HSR Act.......................................................  A-34
                    (c)     Governmental and Regulatory Approvals........................  A-34
                    (d)    No Injunctions or Restraints..................................  A-34
                    (e)     Form S-4.....................................................  A-35
                    (f)     NYSE and PSE Listings........................................  A-35
                    (g)     Pooling Letters..............................................  A-35
Section 6.2..  Conditions to Obligations of Parent.......................................  A-35
                    (a)     Representations and Warranties...............................  A-35
                    (b)    Performance of Obligations of the Company.....................  A-35
                    (c)     Discovery Project............................................  A-35
                    (d)    No Material Adverse Change....................................  A-35
                    (e)     Tax Opinion..................................................  A-35
Section 6.3..  Conditions to Obligations of the Company..................................  A-35
                    (a)     Representations and Warranties...............................  A-35
                    (b)    Performance of Obligations of Parent..........................  A-36
                    (c)     No Material Adverse Change...................................  A-36
                    (d)    Tax Opinion...................................................  A-36

                 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination...............................................................  A-36
Section 7.2    Effect of Termination.....................................................  A-37
Section 7.3    Amendment.................................................................  A-37
Section 7.4    Extension; Waiver.........................................................  A-37

                        ARTICLE VIII GENERAL PROVISIONS

Section 8.1    Nonsurvival of Representations and Warranties.............................  A-37
Section 8.2    Notices...................................................................  A-37
Section 8.3    Definitions...............................................................  A-38
Section 8.4    Interpretation............................................................  A-39
Section 8.5    Counterparts..............................................................  A-39
Section 8.6    Entire Agreement; No Third-Party Beneficiaries............................  A-39
Section 8.7    Governing Law.............................................................  A-39
Section 8.8    Assignment................................................................  A-39
Section 8.9    Consent to Jurisdiction...................................................  A-39
Section 8.10   Severability..............................................................  A-39
Section 8.11   Enforcement...............................................................  A-40

     AGREEMENT AND PLAN OF MERGER, dated as of November 23, 1997, by and among THE WILLIAMS COMPANIES, INC., a Delaware corporation ("Parent"), TML ACQUISITION CORP., a Delaware corporation ("Sub"), and MAPCO Inc., a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") and each associated preferred stock purchase right (a "Company Right") issued pursuant to the Rights Agreement, dated May 29, 1996, between the Company and Harris Trust Company of New York, as Rights Agent (the "Company Rights Agreement") (references to the Company Common Stock shall be deemed to include the associated Company Rights), other than shares owned by the Company, will be converted into the right to receive the Merger Consideration (as defined in Section 2.1(b));

     WHEREAS, the Board of Directors of Parent has also approved an amendment to its Restated Certificate of Incorporation providing for an increase in its authorized number of shares of Parent Common Stock (as defined in Section 2.1(b)) (the "Charter Amendment Proposal") in order to provide sufficient authorized shares of Parent Common Stock (as defined in Section 2.1(b))for issuance in connection with the Merger and the other transactions contemplated by this Agreement, after giving effect to the declared stock dividend of one share for each share of Parent Common Stock outstanding to be paid on December 29, 1997 (the "Stock Dividend");

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders;

     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction under United States generally accepted accounting principles ("GAAP").

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3). Following the Effective Time, the Company shall be the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

     Section 1.2 Closing. Subject to the satisfaction or waiver of all the conditions to closing contained in Article VI hereof, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at such location in Tulsa, Oklahoma as is agreed to by the parties hereto.

     Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as Sub and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     Section 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation. The certificate of incorporation of the Company shall be amended as of the Effective Time to read in its entirety like the certificate of incorporation of Sub except that Article First of such certificate of incorporation shall read in its entirety as follows: "The name of the Corporation is MAPCO Inc." and, as amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The by-laws of Sub, as in effect immediately prior to the Effective Time, shall become the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     Section 1.6 Directors and Officers. The directors and officers of Sub shall, from and after the Effective Time, become the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

                                   ARTICLE II

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS;
                            EXCHANGE OF CERTIFICATES

     Section 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

          (a) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned directly or indirectly by the Company shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (b) Conversion of Company Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(a)) shall be converted into the right to receive (i) .8325 (the "Exchange Ratio") validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share (the "Parent Common Stock"), of Parent, and (ii) one associated preferred stock purchase right (a "Parent Right") issued in accordance with the Rights Agreement dated as of February 6, 1996, between Parent and First Chicago Trust Company of New York, as Rights Agent (the "Parent Rights Agreement"), for each share of Parent Common Stock so received; provided, that, if the Stock Dividend shall have been paid prior to the Closing, the Exchange Ratio shall be 1.665. References to the Parent Common Stock issuable in the Merger shall be deemed to include the associated Parent Rights. The consideration to be issued to holders of Company Common Stock is referred to herein as the "Merger Consideration." Subject to Section 2.1(a), as of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2 and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c), in each case without interest.

          (c) Conversion of Common Stock of Sub. Each issued and outstanding share of common stock, par value $.01 per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     Section 2.2 Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), which shall provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares (as defined in Section 2.2(e)) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1(b) in exchange for outstanding shares of Company Common Stock.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company and Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, dividends or other distributions on such shares of Parent Common Stock which such holder has the right to receive pursuant to Section 2.2(c), and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.2(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a surrender of a Certificate representing shares of Company Common Stock which are not registered in the transfer records of the Company under the name of the person surrendering such Certificate, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, dividends or other distributions in respect of such Merger Consideration which such holder has the right to receive pursuant to Section 2.2(c), and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.2(e). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable hereunder in respect thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II, subject to Section 2.2(f). Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason other than exchange as provided in this Article II, they shall be canceled and exchanged as provided in this
Article II, except as otherwise provided by law.

     (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

     (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to former holders of Company Common Stock pursuant to Section 2.2(b) (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent shall, on behalf of the former stockholders of the Company, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (the "NYSE"), all in the manner provided in Section 2.2(e)(iii).

     (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Company Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the "Common Shares Trust"). The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock is entitled (after taking into account all shares of Company Common Stock held of record at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock are entitled.

     (iv) Notwithstanding the provisions of Sections 2.2(e)(ii) and (iii), the Surviving Corporation may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, to pay each former holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held of record at the Effective Time by such holder) would otherwise be entitled by (B) the closing price of the Parent Common Stock as reported on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) on the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references shall be deemed to mean and refer to the payments calculated as set forth in this Section 2.2(e)(iv).

     (v) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing Company Common Stock subject to and in accordance with the terms of
Section 2.2(b).

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Merger Consideration, any dividends or distributions with respect to Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock.

     (g) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent (provided that such cash shall be invested only in high quality short-term instruments with low risk of loss of principal), on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. If, as a result of any loss resulting from such investments, the amount of cash remaining in the Exchange Fund is insufficient to pay the full amount to which holders of certificates formerly representing Company Common Stock are entitled, Parent shall, promptly upon demand by the Exchange Agent, deposit additional cash into the Exchange Fund in an amount sufficient to satisfy its obligations to such holders.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares of Parent Common Stock, in each case pursuant to this Agreement.

     Section 2.3 Certain Adjustments. If after the date hereof and on or prior to the Closing Date the outstanding shares of Parent Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or any similar event shall occur (any such action, an "Adjustment Event"), the Exchange Ratio shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event, it being agreed that no adjustment shall be made pursuant to this Section 2.3 for the Stock Dividend.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     Section 3.1 Disclosure Schedules. Prior to the execution of this Agreement, the Company has delivered to Parent a schedule (the "Company Disclosure Schedule") and Parent has delivered to the Company a schedule (the "Parent Disclosure Schedule" and, together, the "Disclosure Schedules") each setting forth, among other things, certain items or exceptions relating to any or all of their respective representations and warranties; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission by the disclosing party that such item represents a material exception or fact, event or circumstance or that such item constitutes or is reasonably likely to result in a material adverse effect or material adverse change (each as defined in Section 8.3).

     Section 3.2  Representations and Warranties of the Company.  Subject to
Section 3.1 and except as disclosed in Company SEC Documents (as defined in Section 3.2(e)) filed prior to the date hereof (the "Company Filed SEC Documents") or as set forth on the Company Disclosure Schedule (it being acknowledged that any items disclosed in any subsection in the Company Disclosure Schedule shall be deemed disclosed in, and only in, any other subsections thereof in which the disclosure of such items would reasonably be considered responsive) (regardless of whether the relevant subsections of this Agreement refer to the Company Disclosure Schedule or the Company Filed SEC Documents), the Company represents and warrants to Parent as follows:

          (a) Organization, Standing and Corporate Power. (i) Each of the Company and its subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be duly organized, validly existing and in good standing individually or in the aggregate would not have a material adverse effect on the Company. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on the Company.

          (ii) The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws, as amended to date.

          (b) Subsidiaries. (i) Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 includes all the subsidiaries of the Company which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC")). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable; are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests securing indebtedness or similar obligations (collectively, "Liens"); and are free of any other restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests that would prevent the operation by the Surviving Corporation of such Significant Subsidiary's business as currently conducted.

          (ii) The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of the certificates of incorporation and by-laws or similar organizational documents of each of its Significant Subsidiaries, as amended to date.

          (c) Capital Structure. The authorized capital stock of the Company consists of 115,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, without par value, of the Company (the "Company Authorized Preferred Stock"), of which 175,000 shares have been designated as

     Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Company Junior Preferred Stock"). At the close of business on November 20, 1997: (i) 54,883,087 shares of Company Common Stock were issued and outstanding; (ii) 8,405,267 shares of Company Common Stock were issued and held by the Company in its treasury; (iii) 175,000 shares of Company Junior Preferred Stock were reserved for issuance pursuant to the Rights Agreement; (iv) 13,065,951 shares of Company Common Stock were reserved for issuance pursuant the stock-based plans identified in the Company Filed SEC Documents (such plans, collectively, the "Company Stock Plans"), of which (A) 8,678,216 shares are subject to issuance pursuant to outstanding employee or director stock options granted under the Company Stock Plans (the "Company Stock Options"), (B) up to 55,000 shares are subject to purchase under the Company's 1997 Employee Stock Purchase Plan (the "ESPP") based on employee elections made through the date hereof, (C) no other shares are issuable pursuant to existing grants, and (v) other than as set forth above, no other shares of Company Authorized Preferred Stock have been designated or issued. All outstanding shares of capital stock of the Company are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c) and except for changes since November 20, 1997 resulting from the issuance of shares of Company Common Stock pursuant to the Company Stock Options or as permitted by Section 4.1(a), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of the Company, (B) any securities of the Company or any Company subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any Company subsidiary, and any obligation of the Company or any Company subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company, and (y) there are no outstanding obligations of the Company or any Company subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities other than the not more than 500,000 equity put rights of the Company identified on
     Section 3.2(c) of the Company Disclosure Schedule (the "Equity Put Rights"). There are no outstanding (A) securities of the Company or any Company subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities in any Company subsidiary, (B) warrants, calls, options or other rights to acquire from the Company or any Company subsidiary, and any obligation of the Company or any Company subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Company subsidiary or (C) obligations of the Company or any Company subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Company subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any Company subsidiary is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of Company Stock Options and the Company Rights, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. The Company has delivered to Parent prior to the execution of this Agreement a complete and correct copy of the Company Rights Agreement.

          (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject, in the case of the Merger, to the Company Stockholder Approval (as defined in Section 3.2(1)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar laws affecting creditors' rights generally and by general principles of equity (whether considered at law or in equity). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the certificate of incorporation or by-laws of the Company or the comparable organizational documents of any of its Significant Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on the Company or (y) materially impair the ability of the Company to perform its obligations under this Agreement or prevent the consummation of the transactions contemplated hereby. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing with the SEC of (A) a joint proxy statement/prospectus relating to the Company Stockholders Meeting (as defined in Section 5.1(b)) and the Parent Stockholders Meeting (as defined in Section 5.1(c)) (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement"), and (B) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (3) the filing of the Certificate of Merger with the Secretary of State of Delaware; (4) such filings with Governmental Entities to satisfy (A) the applicable requirements of the laws of states in which the Company and its subsidiaries are qualified or licensed to do business or state securities or "blue sky" laws or (B) any filing required by foreign Governmental Entities; and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on the Company or (y) materially impair the ability of the Company to perform its obligations under this Agreement or prevent the consummation of the transactions contemplated hereby.

          (e) SEC Documents; Undisclosed Liabilities. Since January 1, 1995, the Company has filed with the SEC all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with the SEC (such documents being referred to herein as the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and no Company SEC Document when filed (as amended and restated and as supplemented by subsequently filed Company SEC Documents) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on the Company.

          (f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger or in respect of Company Stock Options pursuant to Section 5.6 (the "Form S-4") will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's or Parent's stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in the Proxy Statement.

          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as permitted by Section 4.1(a), since January 1, 1997, the Company and its subsidiaries have conducted their business only in the ordinary course, and there has not been (i) any material adverse change in the Company, including, but not limited to, any material adverse change arising from or relating to fraudulent or unauthorized activity, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, other than regular quarterly cash dividends on the Company Common Stock in amounts not in excess of the quarterly dividend most recently paid on the Company Common Stock prior to the date of this Agreement, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, except for issuances of Company Common Stock upon the exercise of Company Stock Options awarded prior to the date hereof in accordance with their present terms, (iv)(A) any granting by the Company or any of its subsidiaries to any current or former director, officer or other employee of the Company or its subsidiaries of any Company Stock Options or any increase in compensation, bonus or other benefits, (B) any granting by the Company or any of its subsidiaries to any such current or former director, executive officer or employee of any increase in severance or termination pay, or (C) any entry by the Company or any of its subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or employee, (v) except insofar as may have been required by a change in GAAP or law or regulation, any material change in accounting methods, principles or practices by the Company affecting its assets, liabilities or business, (vi) any material tax election by the Company or any of its Significant Subsidiaries or any settlement or compromise of any material income tax liability by the Company or any of its Significant Subsidiaries, or (vii) any new capital commitment or increase in existing capital commitments, in excess of $15,000,000, individually or in the aggregate.

          (h) Compliance with Applicable Laws; Litigation. (i) The Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are necessary for the lawful operation of the businesses of the Company and its subsidiaries (the "Company Permits"), and are not in material default under the Company Permits or under applicable statutes, laws, ordinances, rules and regulations, except where the failure to hold such Company Permits or to comply with such statutes, laws, ordinances, rules or regulations or Company Permits would not, individually or in the aggregate, have a material adverse effect on the Company.

          (ii) As of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to the Company or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge (as defined in Section 8.3) of the Company, threatened, other than, in each case, those the outcome of which individually or in the aggregate would not have a material adverse effect on the Company or materially impair the ability of the Company to perform its obligations under this Agreement or prevent the consummation of the transactions contemplated by this Agreement.

          (iii) Neither the Company nor any of its subsidiaries is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its management or its business and which would have a material adverse effect on the Company (each, a "Regulatory Agreement"), and neither the Company nor any of its subsidiaries has been advised since January 1, 1996 by any Governmental Entity that it is considering issuing or requesting any such Regulatory Agreement or (B) has knowledge of any pending or threatened regulatory investigation.

          (i) Absence of Changes in Benefit Plans. (i) The Company has provided to Parent a true and complete list of (i) all severance and employment agreements of the Company or its subsidiaries with any current or former employee, officer, agent, independent contractor, or director, (ii) all severance programs, policies and practices of each of the Company and each of its subsidiaries, and (iii) all plans or arrangements of the Company and each of its subsidiaries relating to its current or former employees, officers, agents, independent contractors, or directors which contain change in control provisions, including in all cases any and all amendments entered on or prior to the date hereof, and (iv) all Company Benefit Plans. For purposes of this Agreement, "Company Benefit Plan" shall mean collective bargaining agreement, employment agreement, consulting agreement, severance agreement or any bonus, pension, post-retirement benefit, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, dental or other plan, arrangement or understanding providing benefits to any current or former employee, officer, agent, independent contractor, or director of the Company or any of its subsidiaries. Since January 1, 1997, there has not been any adoption or amendment in any respect by the Company or any of its subsidiaries of any Company Benefit Plan, nor has there been any change in any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, or any change in the manner in which contributions to any Company Benefit Plan are made or the basis on which such contributions are determined which, individually or in the aggregate, would result in a material increase in the Company's or its subsidiaries' liabilities thereunder.

          (ii) All of the Company Stock Options have been granted in compliance with all of the terms and provisions of the Company Stock Benefit Plans, any awards made thereunder and all applicable law. The Company has taken all action necessary to preclude (i) any increase in the rate of payroll deduction contributions that may be made after the close of business on November 21, 1997 under the ESPP, (ii) any lump sum contribution under the ESPP, and (iii) any contribution under the ESPP after December 31, 1997.

          (j) ERISA Compliance. (i) With respect to Company Benefit Plans, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its subsidiaries could be subject to any liability under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or any other applicable law that individually or in the aggregate would have a material adverse effect on the Company or any of its subsidiaries.

          (ii) Each Company Benefit Plan has been administered substantially in accordance with its terms and all the Company Benefit Plans have been operated, and are in material compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements. The Internal Revenue Service ("IRS") has issued a favorable determination letter with respect to the qualification of each qualified Company Benefit Plan and related trust, and the IRS has not taken any action to revoke any such letter.

          (iii) Neither the Company nor any trade or business, whether or not incorporated (an "ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, has incurred any unsatisfied liability under Title IV of ERISA in connection with any Company Benefit Plan and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course). No Company Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived.

          (iv) Except as set forth in Section 3.3(j) of the Company Disclosure Schedule, no Company Benefit Plan (a) is subject to Title IV of ERISA; (b) is a "multiemployer plan" within the meaning of Section 3(37) of ERISA; (c) is a "multiple employer plan" within the meaning of Section 413(c) of the Code; or (d) is or at any time was funded through a "welfare benefit fund" within the meaning of Section 419(e) of the Code and no benefits under a Company Benefit Plan are or at any time have been provided through a voluntary employees' beneficiary association within the meaning of Section 501(c)(9) of the Code or a supplemental unemployment benefit plan within the meaning of Section 501(c)(17) of the Code.

          (v) Except as set forth in Section 3.2(j) of the Company Disclosure Schedule and except for the Company's Post-Retirement Medical Benefit Plan, no Company Benefit Plan provides medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service (other than (x) coverage mandated by applicable law or (y) benefits the full cost of which is borne by the current or former employee).

          (vi) Except for the Company's Post-Retirement Medical Benefit Plan, each Company Benefit Plan which is a welfare benefit plan as defined in
     Section 3(1) of ERISA (including any such plan covering former employees of the Company or any subsidiary of the Company) and each Company Benefit Plan which is a pension benefit plan as defined in Section 3(2) of ERISA (including any such plan covering former employees of the Company or any subsidiary of the Company) may be amended or terminated by the Company or such subsidiary at any time.

          (vii) Except as set forth in Section 3.2(j) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its subsidiaries and no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of its subsidiaries.

          (viii) All amounts payable under Company Benefit Plans are deductible for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event undertaken by the Company or any of its subsidiaries prior to the date hereof, (A) entitle any current or former employee, agent, independent contractor or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, agent or independent contractor (C) constitute a "change in control" under any Company Benefit Plan, and the Company and its board of directors have taken all required actions to effect the foregoing.

          (ix) There is no pending or threatened assessment, complaint, proceeding, or investigation of any kind in any court or government agency with respect to any Company Benefit Plan (other than routine claims for benefits).

          (k) Taxes. (i) Each of the Company and its subsidiaries has timely filed (or has had filed on its behalf) all material tax returns and reports required to be filed by it and all such returns and reports are believed to be complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. The Company and each of its subsidiaries has timely paid (or the Company has paid on its behalf) all taxes (as defined herein) shown as due on such returns, and the most recent financial statements contained in Company Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

          (ii) No deficiencies for any taxes with respect to which the Company or any of its subsidiaries has received a notice in writing have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for. The federal income tax returns of the Company and each of its subsidiaries consolidated in such returns for tax years through 1989 have closed by virtue of the applicable statute of limitations.

          (iii) Neither the Company nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (iv) As used in this Agreement, "taxes" shall include all (x) federal, state, local or foreign income, property, sales, excise and other taxes or similar governmental charges, including any interest, penalties or additions with respect thereto, (y) liabilities for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (z) liabilities for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

          (l) Voting Requirements. Assuming the accuracy of Parent's representation and warranty contained in Section 3.3(l) (without giving effect to the knowledge qualification thereof), the affirmative vote at the Company Stockholders Meeting (the "Company Stockholder Approval") of the holders of the majority of the outstanding shares of Company Common Stock to adopt this Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

          (m) State Takeover Statutes. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby and, assuming the accuracy of Parent's representation and warranty contained in
     Section 3.3(l) (without giving effect to the knowledge qualification thereof), such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Company Board of Directors under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement and the transactions contemplated hereby. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

          (n) Accounting Matters. The Company has disclosed to its independent public accountants all actions taken by it or its subsidiaries that it believes would impact the accounting of the business combination to be effected by the Merger as a pooling of interests. The Company, based on advice from its independent public accountants, believes that the Merger will qualify for "pooling of interests" accounting.

          (o) Brokers. Other than Morgan Stanley & Co. Incorporated, a complete and accurate copy of the engagement letter of which has been provided to Parent, no broker, investment banker, financial advisor or other person is entitled to any broker's, financial advisor's or other finder's fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

          (p) Ownership of Parent Capital Stock. Except for shares owned by Company Benefit Plans, as of the date hereof, neither the Company nor, to its knowledge, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent or securities exercisable for or convertible into shares of capital stock of Parent.

          (q) Certain Contracts. Except for agreements entered into after the date hereof as permitted pursuant to Section 4.1(a), neither the Company nor any of its subsidiaries is a party to or bound by (i) any agreement relating to the incurring of indebtedness (including sale and leaseback and capitalized lease transactions and other similar financing transactions) providing for payment or repayment in excess of $20,000,000, (ii) in the aggregate, any agreements relating to capital commitments in excess of $15,000,000, (iii) any agreement involving annual payments in excess of $5,000,000 with "change of control" or "event risk" provisions relating to the Company, (iv) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), or (v) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any substantial portion of the business of the Company and its subsidiaries, taken as a whole, is or is presently expected to be conducted (the agreements, contracts and obligations specified above, collectively the "Company Material Contracts").

          (r) Company Rights Agreement. The Company has taken all action (including, if required, amending or terminating the Company Rights Agreement) so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not enable or require the Company Rights to be exercised or distributed.

          (s) Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on the Company or any of its subsidiaries, or that could be expected to result in the imposition on the Company or any of its subsidiaries of, any liability or obligation arising under applicable common law standards relating to pollution or protection of the environment, human health or safety, or under any local, state or federal environmental statute, regulation, ordinance, decree, judgment or order relating to pollution or protection of the environment including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (collectively, the "Environmental Laws"), pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company. Each of the Company and each of its subsidiaries is, and each former subsidiary of the Company was, for so long as such subsidiary was a subsidiary of the Company, in compliance with all Environmental Laws and has or at such time had all permits required under Environmental Laws, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and there is no reasonable basis for any proceeding, claim, action or governmental investigation under any Environmental Law that would impose any liability or obligation on the Company or its subsidiaries based on any failure to have, obtain or comply with such permits, with such exceptions as would not individually or in the aggregate reasonably be expected to have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries is subject to any agreement (including any indemnification agreement), order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

          (t) Derivative Transactions. (i) All Derivative Transactions (as defined below) entered into by the Company or any of its subsidiaries that are currently open were entered into in material compliance with applicable rules, regulations and policies of any regulatory authority.

          (ii) For purposes of this Section 3.2(t), "Derivative Transactions" means derivative transactions within the coverage of FASB 80, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements or agreements related to such transactions.

          (iii) The Company believes that it and its subsidiaries and their respective businesses employ investment, commodities, risk management and other policies, practices and procedures which are prudent and reasonable in the context of such businesses; provided, however, that the Company makes no representations or warranties regarding the policies, practices or procedures described in Section 3.2(t) of the Parent Disclosure Schedule, and provided, further, that the representation made in this sentence shall not be applicable to its employment of such policies, practices and procedures. The Company believes that it has adequate systems for maintaining and monitoring compliance with the covenants described in
     Section 4.1(a)(viii).

          (u) Condition of Assets. All of the material property, plant and equipment of the Company and its subsidiaries (the "Company PP&E"), has in all material respects been maintained in reasonable operating condition and repair, ordinary wear and tear excepted, and is in all material respects, sufficient to permit the Company and its subsidiaries to conduct their operations in the ordinary course of business in a manner consistent with their past practices in all material respects.

          (v) Fairness Opinion. The Board of Directors of the Company has received the opinion of Morgan Stanley & Co. Incorporated, the company's financial advisor, to the effect that the Exchange Ratio is fair to the holders of the Company Common Stock (other than Parent and its affiliates) from a financial point of view.

     Section 3.3  Representations and Warranties of Parent and Sub.  Subject to
Section 3.1 and except as disclosed in the Parent SEC Documents (as defined in Section 3.3(e)) filed prior to the date hereof (the "Parent Filed SEC Documents") or as set forth on the Parent Disclosure Schedule (it being acknowledged that any items disclosed in any subsection in the Parent Disclosure Schedule shall be also deemed disclosed in, and only in, any other subsections thereof in which the disclosure of such item would reasonably be considered responsive) (regardless of whether the relevant subsection of this Agreement refers to the Parent Disclosure Schedule or the Parent SEC Filed Documents), Parent and Sub represent and warrant to the Company as follows:

          (a) Organization, Standing and Corporate Power. (i) Each of Parent and its subsidiaries (including Sub) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be duly organized, validly existing and in good standing individually or in the aggregate would not have a material adverse effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Parent.

          (ii) Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of its Restated Certificate of Incorporation and By-laws, as amended to date.

          (iii) Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and is engaged in no business other than incidental to its creation and the transactions contemplated by this Agreement.

          (b) Subsidiaries. (i) Exhibit 21 to Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 includes all the subsidiaries of Parent which as of the date of this Agreement are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable; are owned directly or indirectly by Parent, free and clear of all Liens; and are free of any other restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests that would prevent the operation by Parent of such Significant Subsidiary's business as currently conducted.

          (ii) Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of the certificates of incorporation and by-laws or similar organizational documents of each of its Significant Subsidiaries, as amended to date.

          (c) Capital Structure. The authorized capital stock of Parent consists of 480,000,000 shares of Parent Common Stock and 30,000,000 shares of preferred stock, par value $1.00 per share, of Parent (the "Parent Authorized Preferred Stock"), of which 2,500,000 shares have been designated as $3.50 Cumulative Convertible Preferred Stock (the "Parent Convertible Preferred Stock") and 1,200,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Parent Junior Preferred Stock"). At the close of business on November 20, 1997, and without giving effect to adjustments that will be required in connection with the Stock
     Split: (i) 159,915,778 shares of Parent Common Stock were issued and outstanding; (ii) 3,707,685 shares of Parent Common Stock were issued and held by Parent in its treasury or by subsidiaries of Parent; (iii) 2,499,372 shares of Parent Convertible Preferred Stock were issued and outstanding; (iv) no shares of Parent Junior Preferred Stock were issued and outstanding; (v) 5,859,052 shares of Parent Common Stock were reserved for issuance upon conversion of the Parent Convertible Preferred Stock;
     (vi) 13,995,990 shares of Parent Common Stock were reserved for issuance upon conversion of Parent's 6% Convertible Subordinated Debentures, Due 2005 (the "Parent Convertible Debentures" and, together with the Parent Convertible Preferred Stock, the "Parent Convertible Securities"); (vii) 11,305,720 shares of Parent Common Stock reserved for issuance upon exercise of warrants (the "Parent Warrants"); (viii) 23,570,792 shares were reserved for issuance pursuant to the stock-based plans identified in
     Section 3.3(c) of the Parent Disclosure Schedule (such plans, collectively, the "Parent Stock Plans"), of which 12,912,597 shares are subject to outstanding employee or director stock options, deferred stock awards or other rights to purchase or receive Parent Common Stock granted under the Parent Stock Plans (collectively, "Parent Stock Options"); and (viii) other than as set forth above, no other shares of Parent Authorized Preferred Stock have been designated or issued. All outstanding shares of capital stock of Parent are, and all shares thereof which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.3(c), except for the declaration by Parent's Board of the Stock Dividend and except for changes since November 20, 1997 resulting from the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans, upon exercise of Parent Employee Stock Options or Parent Warrants or upon conversion of Parent Convertible Securities and other rights referred to in this Section 3.3(c), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Parent, (B) any securities of Parent or any Parent subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Parent, (C) any warrants, calls, options or other rights to acquire from Parent or any Parent subsidiary, and any obligation of Parent or any Parent subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent, and (y) there are no outstanding obligations of Parent or any Parent subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. As of the date hereof, there are no outstanding (A) securities of Parent or any Parent subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities in any Parent subsidiary, (B) warrants, calls, options or other rights to acquire from Parent or any Parent subsidiary, and any obligation of Parent or any Parent subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Parent subsidiary or (C) obligations of Parent or any Parent subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Parent subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Parent nor any Parent subsidiary is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the Parent Rights, Parent Stock Plans, the Parent Stock Options, the Parent Warrants and the Parent Convertible Securities, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences.

          (d) Authority; Noncontravention. Parent and Sub each has all requisite corporate power and authority to enter into this Agreement and, subject to the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the Parent Stockholder Approval. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency and similar laws affecting creditors' rights generally and by general principles of equity (whether considered at law or in equity). The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries (including Sub) under, (i) the Restated Certificate of Incorporation, as amended, or By-laws of Parent or the comparable organizational documents of any of its Significant Subsidiaries (including
     Sub), (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to Parent or any of its subsidiaries (including Sub) or their respective properties or assets or
     (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries (including Sub) or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on Parent or (y) materially impair the ability of Parent to perform its obligations under this Agreement or prevent consummation of any of the transactions contemplated hereby. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its subsidiaries (including Sub) in connection with the execution and delivery of this Agreement by each of Parent or Sub or the consummation by Parent and Sub of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by Parent under the HSR Act; (2) the filing with the SEC of (A) the Form S-4 and the Proxy Statement or (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (3) the filing of the Certificate of Merger with the Secretary of State of Delaware; (4) such filings with Governmental Entities to satisfy (A) the applicable requirements of the laws of states in which Parent and its subsidiaries are qualified or licensed to do business or state securities or "blue sky" laws or (B) any filings required by foreign governmental entities; (5) such filings with and approvals of the NYSE and the Pacific Stock Exchange (the "PSE") to permit the shares of Parent

     Common Stock to be issued in the Merger or in respect of the Company Stock Plans pursuant to Section 5.6 to be listed on the NYSE and the PSE; and (6) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on Parent or (y) materially impair the ability of Parent to perform its obligations under this Agreement or prevent the consummation of any of the transactions contemplated hereby.

          (e) SEC Documents; Undisclosed Liabilities. Since January 1, 1995, Parent has filed with the SEC all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with the SEC (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed (as amended and restated and as supplemented by subsequently filed Parent SEC Documents) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on Parent.

          (f) Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's or Parent's stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

          (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as permitted by Section 4.1(b), since January 1, 1997, Parent and its subsidiaries have conducted their business only in the ordinary course, and there has not been (i) any material adverse change in Parent, including, but not limited to, any material adverse change arising from or relating to fraudulent or unauthorized activity, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock, other than regular quarterly cash dividends on the Parent Common Stock and dividends payable on Parent's preferred stock in accordance with their terms, (iii)) except insofar as may have been required by a change in GAAP or law or regulation, any material change in accounting methods, principles or practices by Parent affecting its assets, liabilities or business or (iv) any material tax election by Parent or any of its Significant Subsidiaries or any settlement or compromise of any material income tax liability by Parent or any of its Significant Subsidiaries.

          (h) Compliance with Applicable Laws; Litigation. (i) Parent and its subsidiaries hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are necessary for the lawful operation of the businesses of Parent and its subsidiaries (the "Parent Permits"), and are not in material default under the Parent Permits or under applicable statutes, laws, ordinances, rules and regulations, except where the failure to hold such Parent Permits or to comply with such statutes, laws, ordinances, rules or regulations or Parent Permits would not, individually or in the aggregate, have a material adverse effect on Parent.

          (ii) As of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to Parent or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of Parent, threatened, other than, in each case, those the outcome of which individually or in the aggregate would not have a material adverse effect on Parent or materially impair the ability of Parent to perform its obligations under this Agreement or prevent the consummation of the transactions contemplated by this Agreement.

          (i) Taxes. (i) Each of Parent and its subsidiaries has filed (or has had filed on its behalf) all material tax returns and reports required to be filed by it and all such returns and reports are believed to be complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. Parent and each of its subsidiaries has paid (or Parent has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the Parent Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all taxes payable by Parent and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

          (ii) No deficiencies for any taxes with respect to which Parent or any of its subsidiaries has received a notice in writing have been proposed, asserted or assessed against Parent or any of its subsidiaries that are not adequately reserved for. The federal income tax returns of Parent and each of its subsidiaries consolidated in such returns for tax years through 1991 have closed by virtue of the applicable statute of limitations, except as set forth on Schedule 3.3(i).

          (iii) Neither Parent nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (j) Accounting Matters. Parent has disclosed to its independent public accountants all actions taken by it or its subsidiaries that it believes would impact the accounting of the business combination to be effected by the Merger as a pooling of interests. Parent, based on advice from its independent public accountants, believes that the Merger will qualify for "pooling of interest" accounting.

          (k) Brokers. Other than Smith Barney Inc., no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other finder's fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

          (l) Ownership of Company Capital Stock. Except for shares owned by Parent's employee benefit plans or as otherwise disclosed in the Parent SEC Documents, as of the date hereof, neither Parent nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company or securities exercisable or exchangeable for or convertible into shares of capital stock of the Company.

          (m) Voting Requirements. The affirmative vote at the Parent Stockholders Meeting (the "Parent Stockholder Approval") (i) of the holders of the majority of the outstanding shares of Parent Common Stock to approve the Charter Amendment Proposal and (ii) of the holders of a majority of the shares of Parent Common Stock present at the Parent Stockholders Meeting and entitled to vote to approve the issuance of shares of Parent Common Stock issuable pursuant to the Merger or in respect of Company Stock Options as provided for in Section 5.6 are the only votes of the holders of any class or series of Parent's capital stock necessary to approve the transactions contemplated by this Agreement.

          (n) Parent Benefit Plans. (i) Parent has provided to the Company a true and complete list of each Parent Benefit Plan relating to Parent's current employees or officers. For purposes of this Agreement, "Parent Benefit Plan" shall mean any plan described in Section 3(3) of ERISA providing benefits to any current employee or officer of Parent or any of its wholly owned subsidiaries.

          (ii) No Parent Stock Options will become exercisable as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for options outstanding under Parent's 1996 Stock Plan on not more than 190,000 shares of Parent Common Stock.

          (iii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with another event undertaken by Parent or any of its subsidiaries prior to the date hereof, (A) entitle any current or former employee, agent, independent contractor or officer of Parent or any ERISA Parent Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, agent or independent contractor, or (C) constitute a "change in control" under any Parent Benefit Plan, and Parent and its board of directors have taken all required actions to effect the foregoing.

          (o) ERISA Compliance. (i) With respect to Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent could be subject to any liability under ERISA, the Code or any other applicable law that individually or in the aggregate would have a material adverse effect on Parent.

          (ii) To the knowledge of Parent, all the Parent Benefit Plans have been operated in accordance with, and are in material compliance with, the applicable provisions of ERISA, the Code and all other applicable laws.

          (iii) Neither Parent nor any trade or business, whether or not incorporated (an "ERISA Parent Affiliate"), which together with Parent would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, has incurred any unsatisfied liability under Title IV of ERISA in connection with any Parent Benefit Plan and currently no condition exists that presents a risk to Parent or any ERISA Parent Affiliate of incurring any such liability (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course). No Parent Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived.

          (iv) The Parent Benefit Plans which are administered by Parent or by a ERISA Parent Affiliate have been operated in substantial compliance with plan documents.

          (v) There is no labor dispute, strike or work stoppage against Parent or any of its subsidiaries pending or, to the knowledge of Parent, threatened which may interfere with the respective business activities of Parent or any of its subsidiaries.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     Section 4.1(a) Conduct of Business by the Company.  Except as set forth in
Section 4.1(a) of the Company Disclosure Schedule or the Company Filed SEC Documents, as otherwise expressly contemplated by this Agreement or as consented to by Parent in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other employees and use reasonable efforts to preserve their relationships with those persons having business dealings with them . Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, or regularly scheduled dividends by a subsidiary that is partially owned by the Company or any of its subsidiaries, provided that the Company or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for regular quarterly cash dividends on Company Common Stock at a rate not in excess of the amount per share paid in the Company's last dividend paid before the date hereof), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of Company Common Stock upon the exercise of Company Stock Options that are, in each case, outstanding as of the date hereof in accordance with their present terms, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than pursuant to Equity Put Rights disclosed in Section 3.2(c) and for withholding under Company Benefit Plans;

          (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Company Common Stock upon the exercise of Company Stock Options that are, in each case, outstanding as of the date hereof in accordance with their present terms);

          (iii) in the case of the Company or any of its Significant Subsidiaries, amend its certificate of incorporation, by-laws or other comparable organizational documents or amend the Company Rights Agreement;

          (iv) acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise) which, together with all such acquisitions, involves the payment of consideration having a value in excess of $100,000,000;

          (v) sell, lease, joint venture, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets that is material in relation to the Company and its subsidiaries, taken as a whole (including securitizations), other than the sale of inventory in the ordinary course of business and except in connection with borrowings under existing credit facilities or lines of credit in accordance with the terms of such facilities or lines as of the date hereof;

          (vi) except for borrowings under existing credit facilities or lines of credit, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice or except as attributable to the execution of this Agreement and the transactions contemplated hereby;

          (vii) change its methods of accounting (or underlying assumptions) in effect at December 31, 1996, except as required by changes in GAAP or law or regulation or as discussed in the Company Filed SEC

     Documents, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns of the Company for the taxable years ending December 31, 1996, except as required by changes in law or regulation;

          (viii) fail to observe the provisions set forth in Section 3.2(t) of the Parent Disclosure Schedule;

          (ix) create, renew, amend, terminate or cancel, or take any other action that could reasonably be expected to result in the creation, renewal, amendment, termination or cancellation of any Company Material Contract in a manner which would be reasonably be expected to be materially adverse to the Company;

          (x) enter into any new capital commitments or increase any existing capital commitments in an aggregate amount in excess of $15,000,000; provided, however, that in no event will the Company enter into capital expenditure commitments with respect to the three matters identified by an asterisk on the attachment described in Item 15 of Section 3.2(g) of the Company Disclosure Schedule without having first consulted with Parent as to such capital expenditures;

          (xi) (A) grant Company Stock Options, (B) grant to any current or former director, executive officer or other key employee of the Company or its subsidiaries any increase in compensation, bonus or other benefits (other than increases in base salary in the ordinary course of business consistent with past practice or arising due to a promotion or other change in status and consistent with generally applicable compensation practices),
     (C) grant to any such current or former director, executive officer or other employee any increase in severance or termination pay, (D) amend or adopt any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or employee, or (E) amend, adopt or terminate any Company Benefit Plan, except as may be required to retain qualification of any such plan under Section 401(a) of the Code;

          (xii) except (A) pursuant to agreements or arrangements in effect on the date hereof which have been disclosed in Section 4.1(a) of the Company Disclosure Schedule, or (B) for dividends paid in accordance with Section 4.1(a)(i), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or purchase any properties or assets, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or the immediate family members or associates of any of its officers or directors, other than payment of compensation at current salary, incentive compensation and bonuses and other than properly authorized business expenses in the ordinary course of business, in each case consistent with past practice; or

          (xiii) authorize, or commit or agree to take, any of the foregoing actions; provided, that the limitations set forth in this Section 4.1(a) (other than Section 4.1(a)(iii)) shall not apply to any transaction between the Company and any wholly owned subsidiary or between any wholly owned subsidiaries of the Company.

     (b) Conduct of Business by Parent. Except as set forth in the Parent Disclosure Schedule or the Parent SEC Filed Documents, as otherwise expressly contemplated by this Agreement or as consented to by the Company in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its subsidiaries to:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, or regularly scheduled dividends by a subsidiary that is partially owned by Parent or any of its subsidiaries, provided that Parent or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for regular quarterly cash dividends on Parent Common Stock at a rate per share not in excess of $.30, in the case of any dividend to be paid with a record date on or prior to the date of completion of the Stock Dividend, or $.15, in the case of any dividend with a record date thereafter, and regular dividend payments on the Parent Authorized Preferred Stock, including any preferred stock issued in accordance with Section 4.1(b)(ii), in each case in accordance with its terms), (y) split, combine or reclassify any of its capital stock or any other voting securities (or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities or convertible securities) or issue or authorize the issuance of any other securities in respect of any thereof, in lieu of any thereof or in substitution for any thereof (other than (A) issuances of Parent Common Stock upon the exercise of Parent Stock Options that are, in each case, (1) outstanding as of the date hereof in accordance with their present terms, or (2) issued in accordance with the terms of any Parent Benefit Plan in a manner generally consistent with past practices, (B) issuances of Parent Common Stock upon conversion of Parent Convertible Securities, (C) issuances of Parent Common Stock upon exercise of Parent Warrants or (D) issuances of Parent Common Stock pursuant to the Stock Dividend) or (z) purchase, redeem or otherwise acquire for greater than fair value any shares of capital stock of Parent or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except in accordance with the terms of existing obligations of Parent or any of its subsidiaries;

          (ii) issue, deliver or sell any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) issuances of Parent Common Stock permitted pursuant to Section 4.2(b)(i), (B) issuances of securities for fair value, (C) issuances of securities in connection with the acquisition of businesses in the energy or communications industries, or (D) issuances of Parent Common Stock in an amount aggregating not more than 5% of the number of presently outstanding shares of Parent Common Stock in connection with acquisitions of businesses in industries other than the energy or communications industries);

          (iii) in the case of Parent or any of its Significant Subsidiaries, amend its certificate of incorporation, by-laws or other comparable organizational documents or the Parent Rights Agreement, in each case in a manner adverse to the Company; or

          (iv) authorize, or commit or agree to take, any of the foregoing actions;

provided, that the limitations set forth in this Section 4.1(b) (other than Section 4.2(b)(iii)) shall not apply to any transaction between Parent and any wholly owned subsidiary or between any wholly owned subsidiaries of Parent.

     (c) Certain Payments. Before December 31, 1997, the Company shall pay to each executive identified on Section 4.1(c) of the Company Disclosure Schedule the payments provided for in the agreements and plans identified in such Section in the amounts and on or before the dates indicated, and shall obtain receipts from each such executive for such payments.

     (d) Other Actions. Except as required by law or as permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Effective Time, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect at the Effective Time, or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

     (e) Advice of Changes. The Company and Parent shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (iii) any actual or, to the knowledge of the Company, threatened disputes involving an amount in excess of $15,000,000 with any customer, supplier, joint carrier or service provider, and (iv) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have, a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and provided, further, that no such notice shall be deemed an admission by the disclosing party that such item represents a material exception or fact, event or circumstance or that such item constitutes or is reasonably likely to result in a material adverse effect or material adverse change.

     Section 4.2 No Solicitation by the Company. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes a Company Takeover Proposal (as defined below) or
(ii) participate in any substantive discussions or negotiations regarding any Company Takeover Proposal; provided, however, that if and to the extent that, at any time prior to the time of the adoption of this Agreement by the Company's stockholders at the Company Stockholder Meeting, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that its failure to do so could reasonably be expected to result in a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to any Company Takeover Proposal which was not solicited by it and which did not otherwise result from a breach of this Section 4.2(a), (x) furnish information with respect to the Company and its subsidiaries to any person making a Company Takeover Proposal pursuant to a customary confidentiality agreement (as determined by the Company based on the advice of its outside counsel) and (y) participate in discussions or negotiations regarding such Company Takeover Proposal. For purposes of this Agreement, "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or 30% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 30% or more of any class of any equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Company subsidiary whose business constitutes 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

     (b) Except as expressly permitted by this Section 4.2, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the Company's stockholders at the Company Stockholder Meeting, the Board of Directors of the Company, to the extent that it determines in good faith, after consultation with outside counsel, that in light of a Company Superior Proposal its failure to do so could reasonably be expected to result in a breach of fiduciary duties to the Company's stockholders under applicable law, may terminate this Agreement solely in order to concurrently enter into a Company Acquisition Agreement with respect to any Company Superior Proposal, but only at a time that is after the third business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the person making such Company Superior Proposal, all of which information will be kept confidential by Parent in accordance with the terms of the Confidentiality Agreement. For purposes of this Agreement, a "Company Superior Proposal" means any proposal with respect to a transaction which the Board of Directors of the Company determines in its good faith judgment, based on the advice of a investment banking firm of national reputation and after consultation with outside counsel, to be more favorable to the Company's stockholders than the Merger.

     (c) In addition to the obligations of the Company set forth in paragraphs
(a) and (b) of this Section 4.2, the Company shall promptly advise Parent orally and in writing of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the person making such request or Company Takeover Proposal. The Company will keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal.

     (d) Nothing contained in this Section 4.2 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders (including any withdrawal or modification of the Board's position with respect to this Agreement or the Merger) if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to so disclose could reasonably be expected to result in a breach of its fiduciary duties to the Company's stockholders under applicable law; provided, however, that, neither the Company nor its Board of Directors nor any committee thereof shall, except in connection with a termination permitted by Section 4.2(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     Section 5.1 Preparation of the Form S-4 and the Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company and Parent will use all their respective reasonable efforts to cause the Proxy Statement to be mailed to the holders of Company Common Stock and the Parent Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of the Parent Common Stock in the Merger and in respect of Company Options pursuant Section 5.6 and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Parent or the Company without providing the other with the opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and Parent.

     (b) The Company shall, as promptly as reasonably practicable after the date hereof duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") in accordance with the DGCL for the purpose of obtaining the Company Stockholder Approval and, subject to its rights under Section 4.2(b), shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby.

     (c) Parent shall, as promptly as reasonably practicable after the date hereof give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholders Meeting") in accordance with the DGCL and the requirements of the NYSE for the purpose of obtaining the Parent Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of the Charter Amendment Proposal and the issuance of shares of Parent Common Stock pursuant to the Merger or in respect of Company Stock Options pursuant to Section 5.6.

     Section 5.2 Letters of the Company's Accountants. (a) The Company shall use reasonable best efforts to cause to be delivered to Parent two letters from the Company's independent accountants, one dated as of the date on which the Form S-4 shall become effective and one dated as of the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) The Company shall use reasonable best efforts to cause to be delivered to Parent and Parent's independent accountants two letters from the Company's independent accountants addressed to Parent and the Company, one dated as of the date the Form S-4 is declared effective and one dated as of the Closing Date, in each case stating that no conditions exist that would preclude the Company from being a party to a business combination to be accounted for as a pooling of interests.

     Section 5.3 Letters of Parent's Accountants. (a) Parent shall use reasonable best efforts to cause to be delivered to the Company two letters from Parent's independent accountants, one dated as of the date on which the Form S-4 shall become effective and one dated as of the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) Parent shall use reasonable best efforts to cause to be delivered to the Company and the Company's independent accountants two letters from Parent's independent accountants addressed to the Company and Parent, one dated as of the date the Form S-4 is declared effective and one dated as of the Closing Date, in each case stating that no conditions exist that would preclude the Parent from being a party to a business combination to be accounted for as a pooling of interests.

     Section 5.4 Access to Information; Confidentiality. Subject to the Confidentiality Agreement, dated October 27, 1997, between Parent and the Company (the "Confidentiality Agreement"), and subject to the restrictions contained in confidentiality agreements to which such party is subject and applicable law, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel, reports and records and, during such period, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.4 shall affect any representation or warranty given by the other party hereto. Each of the Company and Parent will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

     Section 5.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including
(i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity or any Restraint (as defined in Section 6.1(d)) vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing set forth in this
Section 5.5(a) will limit or affect actions permitted to be taken pursuant to
Section 4.2.

     (b) In connection with and without limiting the foregoing, the Company and Parent shall use reasonable best efforts (i) to take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger or any of the other transactions contemplated hereby or thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger or any other transaction contemplated hereby or thereby, to take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

     (c) Each of the Company and Parent shall cooperate with each other in obtaining opinions of Debevoise & Plimpton and Jones, Day, Reavis & Pogue, each dated as of the Effective Time, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In connection therewith, each of Parent, Sub and the Company shall deliver to such counsel customary representation letters in form and substance reasonably satisfactory to such counsel and the Company shall use all reasonable efforts to obtain any representation letters from appropriate stockholders and shall deliver any such letters obtained to Debevoise & Plimpton and Jones, Day, Reavis & Pogue (the representation letters referred to in this sentence are collectively referred to as the "Tax Certificates").

     Section 5.6 Company Stock Options, Incentive and Benefit Plans. (a) After the Company Stockholder Approval, but prior to the Effective Time, each outstanding Company Stock Option will be deemed exercisable and converted into a right to receive that number of shares of Parent Common Stock determined below. For each holder, the value of each Company Stock Option (the "Adjusted Fair Value") shall equal 102% of the excess of (i) the closing price of a share of Parent Common Stock on the date on which the Company Stockholder Approval is obtained (the "Closing Value"), multiplied by the Exchange Ratio, over (ii) the per share exercise price of each such Company Stock Option. The number of shares of Parent Common Stock issuable to each such holder (the "Settlement Shares") shall be equal to the quotient of the (A) Adjusted Fair Value divided by (B) the Closing Value, and shall represent the fair settlement value of all rights thereunder.

     (b) Parent shall establish a mechanism whereby each holder of Company Stock Options permitted to sell Settlement Shares without registration under the Securities Act can convert a portion of the Settlement Shares to cash through open market sales of such Settlement Shares to be effected by a broker selected by Parent, to the extent necessary to satisfy the minimum withholding tax obligation with respect to such holder; provided, however, that, if Parent's and the Company's accountants conclude that it will not prevent the transactions contemplated by this Agreement from being eligible to qualify as a pooling of interests, such mechanism shall also be made available to such holders for any Settlement Shares in excess of the number of shares necessary to satisfy such tax withholding. Parent shall, at least 10 days prior to the Effective Time, identify the person to whom such holders may direct sales orders and Parent shall deliver (or cause the Exchange Agent to deliver) the aggregate number of shares of Parent Common Stock subject to all such sales orders received prior to the Effective Time to the broker as soon as practicable thereafter, but no later than five business days after the Effective Time. Each holder shall be responsible for the payment of commissions related to such sales, which shall be deducted from the proceeds of such sales.

     (c) Except as set forth in the third sentence of this Section 5.6(c), from and for a period of at least one year after the Effective Time, Parent shall or shall cause the Surviving Corporation to provide each employee of the Company and its subsidiaries (the "Company Employees") and any former employee of the Company or its subsidiaries entitled to receive benefits under a Company Benefit Plan at the Effective Time (the "Former Company Employees") either: (i) substantially similar benefits to those provided under the applicable Company Benefits Plans; or (ii) the same benefits Parent provides to its similarly situated employees or former employees; or (iii) benefits which meet the requirements of Section 5.6(c)(i) for a portion of the one year period and which meet the requirements of Section 5.6(c)(ii) for the remainder of such one year period. For purposes of eligibility to participate and vesting in its benefit plans, Parent shall recognize service with the Company and its subsidiaries prior to the Effective Time. From and for a period at least one year after the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain the Company's Retirement Plan (the "Company Retirement Plan") with benefit accruals no less favorable than those on the date hereof. Each Company Employee shall be eligible to participate in the Company Retirement Plan in accordance with its terms. Notwithstanding the foregoing, provisions of this
Section 5.6(c), nothing contained herein shall prohibit Parent or the Surviving Corporation from merging or consolidating the Company Retirement Plan with any other defined benefit plan maintained by Parent or the Surviving Corporation. On and after the Effective Time, Parent or the Surviving Corporation may cause the Company Benefit Plans to provide that Company Employees and Former Company Employees shall no longer participate in any of the Company Benefit Plans; provided, however, that Parent shall or shall cause the Surviving Corporation to honor or assume the obligation of the Company under each Company Benefit Plan (including, without limitation, plans for the benefit of directors of the Company) with respect to vested benefits at the Effective Time. On and for a period of one year after the Effective Time, Company Employees shall be eligible for severance benefits as provided in Section 5.6(c) of the Company Disclosure Schedule. For purposes of determining the amount of benefits to be paid to a Company Employee from the severance plan, years of service with the Company, the Company's subsidiaries, Parent and the Surviving Corporation shall be counted. Except as set forth in this Section 5.6(c), nothing in this Section 5.6(c) shall prohibit Parent or the Surviving Corporation from amending, modifying or terminating any employee benefit plan of Parent or the Surviving Corporation.

     Section 5.7 Indemnification, Exculpation and Insurance. (a) Parent and Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements or arrangements of the Company the existence of which does not cause a breach of this Agreement shall be assumed by Parent, shall survive the Merger and shall continue in full force and effect, without amendment, for six years after the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Parent shall pay any expenses of any indemnified person under this Section 5.7 in advance of the final disposition of any action, proceeding or claim relating to any such act or omission to the fullest extent permitted under the DGCL upon receipt from the applicable indemnified person to whom advances are to be advanced of any undertaking to repay such advances required under the DGCL. Parent shall cooperate in the defense of any such matter. In addition, from and after the Effective Time, directors or officers of the Company who become directors or officers of Parent will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Parent.

     (b) In the event that either of the Surviving Corporation or Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, will assume the obligations thereof set forth in this Section 5.7.

     (c) The provisions of this Section 5.7 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     (d) For six years after the Effective Time, Parent or the Surviving Corporation shall maintain in effect the Company's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company's directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided that Parent may substitute therefor policies of Parent or its subsidiaries containing terms with respect to coverage and amount no less favorable to such directors or officers; provided, further, that in no event shall Parent or the Surviving Corporation be required to pay aggregate premiums for insurance for the benefit of persons currently covered by the Company's officers' and directors' insurance policy under this
Section 5.7(d) in excess of 200% of the aggregate premiums paid by the Company in 1997 on an annualized basis for such purpose.

     (e) Parent shall cause the Surviving Corporation or any successor thereto to comply with its obligations under this Section 5.7.

     Section 5.8 Fees and Expenses. (a) Except as provided in this Section 5.8, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

     (b)(i) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(e) or, after the date hereof but prior to any termination of this Agreement, the Company or its Board of Directors shall have taken any action to make the Company Rights Agreement inapplicable (through termination or otherwise) to any person other than Parent, Sub or another wholly owned subsidiary of Parent, then, concurrently with any such termination, the Company shall pay Parent a fee equal to $75 million by wire transfer of same day funds.

     (ii) In the event that (A) a Pre-Termination Takeover Proposal Event (as defined below) shall occur and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(ii), by Parent pursuant to
Section 7.1(f) or 7.1(g) or by the Company pursuant to Section 7.1(b)(i) and (B) prior to the date that is 12 months after the date of such termination the Company enters into a Company Acquisition Agreement, then the Company shall (1) promptly, but in no event later than two business days after the date such Company Acquisition Agreement is entered into, pay Parent a fee equal to $25 million by wire transfer of same day funds, and (2) promptly, but in no event later than two business days after the date the transactions set forth in such Company Acquisition Agreement (or any other Company Acquisition Agreement entered into within 12 months after the date of this Agreement) are consummated, pay Parent an additional fee equal to $50 million by wire transfer of same day funds.

     (iii) In the event that this Agreement is terminated under the circumstances contemplated by Section 5.8(b)(ii), the Company shall promptly pay upon Parent's request all reasonable out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (such expenses not to exceed $7,500,000 in the aggregate), which shall be credited against any termination fee payable pursuant to Section 5.8(b)(ii).

     (iv) In the event that this Agreement is terminated pursuant to Section 7.1(b)(iii), (A) if the affirmative vote described in Section 3.3(m)(ii) shall have been obtained but the affirmative vote described in Section 3.3(m)(i) shall not have been obtained, Parent shall promptly, but in no event later than five business days after the date of such termination, pay the Company a fee equal to $75 million, by wire transfer of same day funds or (B) if the affirmative vote described in Section 3.3(m)(ii) shall not have been obtained, Parent shall promptly pay upon the Company's request all reasonable out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby (such expenses not to exceed $7,500,000 in the aggregate).

     (v) For purposes of this Section 5.8(b), a "Pre-Termination Takeover Proposal Event" shall be deemed to occur if a Company Takeover Proposal shall have been made public or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal and shall have not withdrawn such Company Takeover Proposal at the time of the action giving rise to the termination of this Agreement.

     (vi) The parties acknowledge that the agreements contained in this Section 5.8(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails promptly to pay the amount due to be paid by it pursuant to this Section 5.8(b), and, in order to obtain such payment, the other party commences a suit which results in a judgment against the defaulting party for any of the fees set forth in this Section 5.8(b), the defaulting party shall pay to the non-defaulting party its costs and expenses (including attorneys' fees and expenses) in connection with such suit.

     Section 5.9 Public Announcements. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law or court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

     Section 5.10 Affiliates. (a) Concurrently with the execution of this Agreement (or with respect to relevant persons who are not available on the date hereof, as soon as practicable after the date hereof), the Company shall deliver to Parent a written agreement substantially in the form attached as Exhibit A hereto of all of the persons who are "affiliates" of the Company for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, all of whom are, as of the date of this Agreement, identified in Section 5.10 of the Company Disclosure Schedule. Section 5.10 of the Company Disclosure Schedule shall be updated by the Company as necessary to reflect changes from the date hereof and the Company shall use all reasonable efforts to cause each person added to such schedule after the date hereof to deliver a similar agreement. Parent shall cause all persons who are affiliates of Parent for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to comply with the fourth paragraph of Exhibit A hereto.

     (b) Parent shall use its reasonable best efforts to publish on the earliest possible date after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135 (the time such results are published, the "Permitted Sales Time"). This Section 5.10(b) is intended to be for the benefit of affiliates of the Company.

     Section 5.11 Stock Exchange Listings. Parent shall use reasonable best efforts to cause the Parent Common Stock issuable under pursuant to the Merger or in respect of Company Stock Options pursuant to Section 5.6 to be approved for listing on the NYSE and PSE, in each case subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

     Section 5.12 Stockholder Litigation. Each of the Company and Parent shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against the Company or Parent, as applicable, and its directors relating to the transactions contemplated by this Agreement.

     Section 5.13 Tax Treatment. Each of Parent and the Company shall use reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code and to obtain the opinion of counsel referred to in Section 6.2(f) and 6.3(d) and each of the Company and Parent agrees that it shall take no action that would cause such tax treatment not to be obtained.

     Section 5.14 Pooling of Interests. Each of the Company and Parent shall use reasonable best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by Parent's accountants and by the SEC, and each of the Company and Parent agrees that it shall take no action that would cause such accounting treatment not to be obtained.

     Section 5.15 Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. Parent shall pay, and the Company shall pay, without deduction or withholding from any amount payable to the holders of Company Common Stock, any such taxes or fees imposed by any Governmental Entity, which become payable in connection with the transactions contemplated by this Agreement, on behalf of their respective stockholders.

     Section 5.16 Certain Contracts. Parent shall, and shall cause the Surviving Corporation to, expressly assume the obligations of the Company or any subsidiary thereof under contracts, indentures, guarantees, securities, leases and other instruments thereof in accordance with their respective terms, as and to the extent necessary to avoid any breach, penalty, termination, default, payment or prepayment that would otherwise result from the execution of this Agreement or the consummation of the transactions contemplated hereby.

     Section 5.17 Directors of Parent. Parent agrees that promptly after the Effective Time, Parent shall use all reasonable efforts to cause two persons mutually agreed upon to be appointed to the Board of Directors of Parent.

     Section 5.18. Parent 1990 Stock Plan. Prior to the Effective Time, Parent shall have obtained from each holder of an outstanding Parent Stock Option or grant of restricted stock, deferred stock or phantom stock any necessary written waiver of any right of such holder to a cash settlement of such Parent Stock Options or grants which may arise by reason of any of the transactions contemplated by this Agreement.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     Section 6.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by each of Parent and the Company on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (c) Governmental and Regulatory Approvals. Other than the filing provided for under Section 1.3 and filings pursuant to the HSR Act (which are addressed in Section 6.1(b)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of the Company, Parent or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby shall have been obtained or made, the failure of which to be obtained or taken is reasonably expected to have a material adverse effect on Parent and its prospective subsidiaries, taken as a whole.

          (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect (i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on the Company or Parent, as applicable; provided, however, the party relying upon this condition shall have complied with Section 5.5(a)(iii).

          (e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Proxy Statement by the Company and Parent to their respective stockholders and no stop order or proceedings seeking a stop order shall have been entered or be pending by the SEC.

          (f) NYSE and PSE Listings. The shares of Parent Common Stock issuable to the Company's stockholders pursuant to the Merger or in respect of Company Stock Options pursuant to Section 5.6 shall have been approved for listing on the NYSE and the PSE, subject to official notice of issuance.

          (g) Pooling Letters. Parent and the Company shall have received the letters as to treatment of the Merger as a pooling of interests contemplated by Sections 5.2(b) and 5.3(b).

     Section 6.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality", "material adverse effect" or "material adverse change" set forth therein) does not have, and would not reasonable be expected to have, individually or in the aggregate, a material adverse effect on the Company.

          (b) Performance of Obligations of the Company. The Company shall have performed all obligations required to be performed by it under this Agreement at or prior to the Closing Date in all material respects, it being agreed that a failure to comply with the provisions of Section 4.1(c) in any respect shall be deemed to be a material breach with the effect that Parent shall not be obligated to complete the Merger.

          (c) Discovery Project. Parent shall be satisfied in its sole discretion that Texaco Exploration and Productions Inc. shall have irrevocably waived its right to require the disposition of the Company's indirect membership interest in Discovery Gas Transmission LLC by reason of the transactions contemplated by this Agreement.

          (d) No Material Adverse Change. At any time after the date of this Agreement there shall not have been a material adverse change relating to the Company.

          (e) Tax Opinion. Parent shall have received from Jones, Day, Reavis & Pogue an opinion to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Parent, Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel may require delivery of and rely upon the Tax Certificates.

     Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality", "material adverse effect" or "material adverse change" set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent.

          (b) Performance of Obligations of Parent. Parent shall have performed all obligations required to be performed by it under this Agreement at or prior to the Closing Date in all material respects.

          (c) No Material Adverse Change. At any time after the date of this Agreement there shall not have been a material adverse change relating to Parent.

          (d) Tax Opinion. The Company shall have received from Debevoise & Plimpton an opinion to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Parent, Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel may require delivery of any rely upon the Tax Certificates.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except as otherwise provided in Section 4.2(b)) whether before or after the Company Stockholder Approval or the Parent Stockholder Approval:

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company:

             (i) if the Merger shall not have been consummated by June 30, 1998; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; provided, however, that this Agreement may be extended not more than 60 days by either party by written notice to the other party if the Merger shall not have been consummated as a direct result of the condition set forth in Section 6.1(b) or 6.1(c) failing to have been satisfied and the extending party reasonably believes that the relevant approvals will be obtained during such extension period;

             (ii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

             (iii) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

             (iv) if any Restraint having any of the effects set forth in
        Section 6.1(d) shall be in effect and shall have become final and nonappealable;

          (c) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in
     Section 6.2(a) or (b), and (B) is incapable of being cured by the Company or is not cured within 30 days of written notice thereof (a "Company Material Breach") (provided that Parent is not then in Parent Material Breach (as defined in Section 7.1(d)) of any representation, warranty, covenant or other agreement contained in this Agreement;

          (d) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in
     Section 6.3(a) or (b), and (B) is incapable of being cured by Parent or is not cured within 30 days of written notice thereof (a "Parent Material Breach") (provided that the Company is not then in Company Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

          (e) by the Company in accordance with Section 4.2(b);

          (f) by Parent if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement, or approved or recommended any Company Takeover Proposal or (ii) the Board of Directors of the Company shall have resolved to do any of the foregoing; or

          (g) by Parent if the Company or any of its officers, directors, representatives or agents shall take any of the actions proscribed by
     Section 4.2 (but for the exceptions therein allowing certain actions to be taken pursuant to the proviso to the first sentence of Section 4.2(a), the second sentence of Section 4.2(b) or Section 4.2(d)) in a manner that would result in a material breach thereof.

     Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, other than the provisions of
Section 3.2(o), Section 3.3(k), the last sentence of Section 5.4, Section 5.8, this Section 7.2 and Article VIII, which provisions survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     Section 7.3 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company or Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     Section 7.4 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or Sub, to

       The Williams Companies, Inc.
       One Williams Center
       Tulsa, Oklahoma 74172
       Telecopy No.: 918/588-5942
       Attention: William G. von Glahn, Esq.

         with a copy to:

       Jones, Day, Reavis & Pogue
       599 Lexington Avenue, 30th Floor
       New York, New York 10022
       Telecopy No.: (212) 755-7306
       Attention: Jere R. Thomson, Esq.

     (b) if to the Company, to

        MAPCO Inc.
        1800 S. Baltimore Avenue
        P.O. Box 645
        Tulsa, Oklahoma 74101-0645
        Telecopy No.: 918/599-3696
        Attention: David Bowman, Esq.

        with a copy to:

        Debevoise & Plimpton
        875 Third Avenue
        New York, New York 10022
        Telecopy No.: 212/909-6836
        Attention: Franci J. Blassberg, Esq.

     Section 8.3  Definitions.  For purposes of this Agreement:

          (a) except as otherwise provided for in this Agreement, an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

          (b) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Parent, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence constituting or relating to any of the following:

             (i) the United States economy or securities markets in general;

             (ii) this Agreement or the transactions contemplated hereby or the announcement thereof;

             (iii) the natural resources industry in general, and not specifically relating to Parent or the Company or their respective subsidiaries;

             (iv) the resignation of officers or employees of the Company or Parent or their respective subsidiaries; and

             (v) changes in GAAP;

          (c) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

          (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person;

          (e) "belief" of any person which is not an individual means the actual belief of such person's executive officers; and

          (f) "knowledge" of any person which is not an individual means the actual knowledge of such person's executive officers.

     Section 8.4 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     Section 8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreements (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Sections 5.6, 5.7 and 5.10(b), are not intended to confer upon any person other than the parties any rights or remedies.

     Section 8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that Sub may assign its rights and obligations, in whole or in part, under this Agreement to any other wholly owned subsidiary of Parent. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     Section 8.9 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

     Section 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     Section 8.11 Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          THE WILLIAMS COMPANIES, INC.

                                          By       /s/ KEITH E. BAILEY

                                            ------------------------------------
                                            Title: Chairman of the Board and
                                               Chief Executive Officer

                                          TML ACQUISITION CORP.

                                          By       /s/ KEITH E. BAILEY

                                            ------------------------------------
                                            Title: President

                                          MAPCO INC.

                                          By       /s/ JAMES E. BARNES

                                            ------------------------------------
                                            Title: Chairman and Chief Executive
                                                   Officer

                                                                      APPENDIX B

                          [MORGAN STANLEY LETTERHEAD]

                                                               November 23, 1997

Board of Directors
MAPCO Inc.
180 South Baltimore Avenue
Tulsa, OK 74119

Members of the Board of Directors:

     We understand that MAPCO Inc. ("MAPCO" or the "Company"), The Williams Companies, Inc. ("Williams"), and TML Acquisition Corp., a wholly owned subsidiary of Williams ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the agreement dated as of November 23, 1997 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Acquisition Sub with and into MAPCO. Pursuant to the Merger, MAPCO will become a wholly owned subsidiary of Williams and each issued and outstanding share of common stock, par value $1.00 per share, of MAPCO (the "Company Common Stock"), other than shares owned by the Company or as to which dissenters' rights have been perfected, will be converted into the right to receive 0.8325 shares (the "Exchange Ratio") of common stock, par value $1.00 per share, of Williams (the "Williams Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Company Common Stock.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of the Company and Williams, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Williams prepared by their respective managements;

          (iii) analyzed certain financial projections of the Company and Williams prepared by their respective managements;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company and Williams with senior executives of the Company and Williams, respectively;

          (v) reviewed the reported prices and trading activity for the Company Common Stock and the Williams Common Stock;

          (vi) compared the financial performance of the Company and Williams and the prices and trading activity of the Company Common Stock and the Williams Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (viii) reviewed the pro forma financial impact of the Merger on Williams;

          (ix) reviewed and discussed with the management of the Company their estimates of the strategic, operational and financial benefits anticipated from the Merger;

          (x) participated in discussions and negotiations among representatives of the Company and Williams and their respective financial and legal advisors;

          (xi) reviewed the draft Merger Agreement and certain related documents; and

          (xii) performed such other analyses and examinations and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Williams. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a "pooling of interest" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Williams and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in the entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Merger. In addition, we express no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger.

     Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Company Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/  Stephen R. Munger

                                            ------------------------------------
                                            Stephen R. Munger
                                            Managing Director

                                                                      APPENDIX C

                       [LETTERHEAD OF SMITH BARNEY INC.]

November 23, 1997

The Board of Directors
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to The Williams Companies, Inc. ("Williams") of the consideration to be paid by Williams pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 23, 1997 (the "Merger Agreement"), by and among Williams, TML Acquisition Corp., a wholly owned subsidiary of Williams ("Sub"), and MAPCO Inc. ("MAPCO"). As more fully described in the Merger Agreement, (i) Sub will be merged with and into MAPCO (the "Merger") and (ii) each outstanding share of the common stock, par value $1.00 per share, of MAPCO (the "MAPCO Common Stock") will be converted into the right to receive 0.8325 (the "Exchange Ratio") of a share of the common stock, par value $1.00 per share, of Williams (the "Williams Common Stock").

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Williams and certain senior officers and other representatives and advisors of MAPCO concerning the businesses, operations and prospects of Williams and MAPCO. We examined certain publicly available business and financial information relating to Williams and MAPCO as well as certain financial forecasts and other information and data for Williams and MAPCO which were provided to or otherwise discussed with us by the respective managements of Williams and MAPCO, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Williams Common Stock and MAPCO Common Stock; the historical and projected earnings and other operating data of Williams and MAPCO; and the capitalization and financial condition of Williams and MAPCO. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Williams and MAPCO. We also evaluated the potential pro forma financial impact of the Merger on Williams. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of Williams and MAPCO that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Williams and MAPCO as to the future financial performance of Williams and MAPCO and the strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger. We have assumed, with your consent, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Our

The Board of Directors
The Williams Companies, Inc.
November 23, 1997
Page 2

opinion, as set forth herein, relates to the relative values of Williams and MAPCO. We are not expressing any opinion as to what the value of the Williams Common Stock actually will be when issued to MAPCO stockholders pursuant to the Merger or the price at which the Williams Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Williams or MAPCO nor have we made any physical inspection of the properties or assets of Williams or MAPCO. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Williams or the effect of any other transaction in which Williams might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to Williams in connection with the Merger and will receive a fee for such services upon the delivery of this opinion. We have in the past provided investment banking services to Williams unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Williams and MAPCO for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Williams and MAPCO.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Williams in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Williams.

Very truly yours,

SMITH BARNEY INC.

                                       C-2